BALLARD®

ZECT
Urbino 12 hydrogen
HYDROGEN
NORLED
H_2
Hydrogen H_2

FUEL CELL POWER FOR A SUSTAINABLE PLANET

NOTICE OF ANNUAL MEETING, MANAGEMENT PROXY CIRCULAR, AND

2020 ANNUAL REPORT

ballard.com

CONTENTS

Notice of Annual Meeting	1
ESG Report	5
Management Proxy Circular	33
Matters to be Voted Upon	33
Voting Information	33
Corporate Governance	42
Executive Compensation	52
Equity-Based Compensation Plans	77
Additional Information	78
Defined Terms	80
Appendix “A” Board Mandate	A-1
Appendix “B” Description of Option Plan	B-1
Appendix”C” Description of SDP	C-1
Financial Information	D-1

ABOUT BALLARD POWER SYSTEMS
Ballard Power Systems’ (TSX and NASDAQ: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning anticipated markets for our products, implementation of government policy initiatives, planned manufacturing capacity expansion, product cost reduction activities and planned investments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management’s discussion & analysis.

Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this document and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2021 Annual Meeting (the "Meeting") will be held on Wednesday, June 2, 2021 at 1:00 p.m. (Pacific Daylight Time). As last year, this year's Annual Meeting will be a virtual meeting of shareholders. You will be able to attend the Annual Meeting, vote and submit your questions during the Annual Meeting via live webcast by visiting www.virtualshareholdermeeting.com/BLDP2021. The Meeting will be held for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2020 and the report of our auditors thereon;
2.	To elect our directors for the ensuing year;
3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;
4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting the Corporation’s approach to executive compensation;
5.	To consider and, if thought appropriate, to approve resolutions to re-confirm and approve the Corporation’s Equity-based Compensation Plans; and
6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting and our 2020 Annual Report are included with this Notice.

To participate in the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/BLDP2021 and log-in using the 16-digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 1:00 p.m. (Pacific Daylight Time) on Wednesday, June 2, 2021. Online check-in will begin starting 15 minutes prior, at 12:45 p.m. (PDT). You should allow ample time for online check-in procedures. The webcast Meeting allows you to attend the Meeting live, submit questions and submit your vote while the Meeting is being held if you have not done so in advance of the Meeting. For any technical difficulties experienced during the check-in process or during the Meeting, please call the number located on the virtual meeting page. Guests will be able to attend the Meeting through the live webcast only, by joining the webcast as a guest at www.virtualshareholdermeeting.com/BLDP2021. They will not be able to submit questions or vote.

DATED at Burnaby, British Columbia, April 12, 2021.

BY ORDER OF THE BOARD
"Kerry Hillier"
Kerry Hillier Corporate Secretary Ballard Power Systems Inc.

Letter from JAMES ROCHE Chair of the Board Fellow Shareholders:

2020 was a year like no other. I am immensely proud of how Ballard responded to the global pandemic. We were guided by our purpose – to deliver fuel cell power for a sustainable planet – and by our cultural values. In every decision we made, we put the safety, health and well-being of our employees, customers and partners first. And we demonstrated once again Ballard’s resilience and ability to adapt with both care and speed.

The pandemic seems to have strengthened global resolve to confront the climate crisis. Indeed, the decarbonization agenda has gained remarkable momentum in the past year. There are now close to 50 countries with carbon pricing initiatives and 75 countries with net zero carbon emission targets. And, notably, the growing importance of hydrogen in the future energy mix continues to be signified by supportive policy measures around the world. There are now 32 countries, representing over 70% of global GDP, that have announced hydrogen roadmaps. The CEO-led Hydrogen Council, after being launched by 13 founding members in 2017, now has 109 member companies. This group has escalated its advocacy work to raise the profile of hydrogen. And a growing number of sizeable corporate investments, joint ventures, collaborations and green hydrogen projects are being announced, seemingly almost daily, in our industry.

While meeting the operational challenges posed by the pandemic, Ballard made significant progress on critical strategic initiatives to position the business for growth over the years to come. Your company has a range of zero-emission mobility opportunities that your board and executive team believe present large, attractive market opportunities for Ballard’s technology and products over the long run. With a strengthened balance sheet, we are increasing our investments to seize these opportunities.

Your board was busy in 2020, with our work intensifying to include oversight of our strategic and operational response to the pandemic. We also continued our focus on building a diverse and inclusive workplace where all team members can thrive. We oversaw our progress on ESG, including an inaugural report and our commitment for net zero carbon emissions at Ballard by 2030. We held important strategic reviews, including on our product roadmap and cost reduction plan, as well as on the hydrogen and fuel cell value chain with support from external expert consultants. Focus of additional board work included performance management, talent management and succession, and oversight of key strategic relationships, including the Weichai-Ballard joint venture in China and with MAHLE in Europe.

As more investors turn their attention towards sustainability-focused companies, we are excited and proud of our own ESG journey. This year we publish our second ESG Report with expanded disclosure. We have also set a target for 30% gender diversity on our board by 2022.

In December, we announced the retirement from our board of Ian Sutcliffe for personal reasons, after having served admirably since 2013. We thank Ian for his enthusiasm, dedication and valued contributions. We are working with a leading search firm to fill this vacancy.

On behalf of the board, I would like to thank all Ballard employees for their resilience, customer focus, innovation and commitment during a challenging year. I draw your attention to page 32 of this report, with a list of employees who were winners of our 2021 Ballard Impact Awards. We also thank our shareholders for your continued support.

"James Roche"

JAMES ROCHE
Chair of the Board of Directors

Letter from RANDY MACEWEN
President and Chief Executive Officer

Fellow Shareholders,

The most important development – by far – in 2020 was the pandemic. COVID-19 profoundly and, in many cases, tragically marked the lives and livelihoods of our global community. It’s clear that the pandemic will continue to be the top priority for governments, businesses, schools and families in 2021 as we continue to focus on health, safety and economic recovery. And, as vaccinations are rolled out and as stimulus plans provide an economic shot in the arm, we must acknowledge that we will not, ever, be returning to business as usual. How we live, work and socialize have fundamentally changed. In some cases, for the better.

The pandemic has served as a powerful reminder of one of the cornerstones of humanity – compassion. We have seen many compelling examples, small and large, over the past year. COVID-19 also showed us how we can urgently mobilize governments, communities and individuals to take unprecedented and difficult action when the stakes are at their highest. Compassion and urgency will prove highly relevant as COVID-19 recedes as a global health crisis and as the world’s attention squarely focuses on the most pressing and existential issue facing humanity and the future of our planet – the climate crisis. Combating the climate crisis and transitioning to a sustainable planet requires that we work together with compassion and urgency.

Ballard’s business was also impacted by COVID-19 in 2020. Although our production facilities in Vancouver remained open and operated throughout the year, certain customers, suppliers and partners were forced to close their operations for periods of time and some customers deferred expenditures. This adversely impacted our 2020 results as well as our order intake.

For 2020, we delivered revenue of $103.9 million, gross margin of 20% and Adjusted EBITDA of ($38.9) million. We ended the year with cash reserves of $763.4 million and a 12-month order book of $83.5 million.

Importantly, we made solid progress in the execution of our growth strategy in 2020.

In China, our Weichai-Ballard joint venture operation was commissioned in August. There are now approximately 3,300 buses and commercial trucks operating in China with Ballard fuel cell technology. The world’s only operating fuel cell tram line is in Guangdong Province with CRRC trains powered by Ballard fuel cell modules.

In Europe, we announced an important collaboration with MAHLE, a Tier 1 supplier to the transportation sector, to focus initially in Europe on development of modules for the heaviest classes of commercial trucks. We also made progress in the European bus market, receiving orders for a total of 111 fuel cell modules from Wrightbus, Van Hool and Solaris – all long-standing partners – to power buses in the U.K., The Netherlands and Germany. We continued to make progress under our program with Siemens for the development of a fuel cell engine for rail applications in Europe.

In terms of product expansion, we now have a high-power-density FCgen®-HPS fuel cell stack – which we developed in our program with Audi – available to all Ballard customers in all transportation applications. We also expanded our product portfolio with the introduction of FCwaveTM, a modular 200-kilowatt engine specifically designed for marine applications, after launching our Marine Center of Excellence at Ballard Europe’s headquarters in Hobro, Denmark.

In North America, the California Air Resources Board, having previously passed regulations requiring 100% of transit bus purchases in the state to be zero-emission by 2029, passed a landmark Advanced Clean Truck Regulation in 2020 that requires all commercial trucks to be zero-emission by 2045, with initial mandates beginning in 2024. And, 15 U.S. states subsequently signed an MOU requiring 30% of new commercial truck purchases in each of the states to be zero-emission by 2030.

In May 2020, Ballard celebrated our 25th year on Nasdaq. The Company was also named to the TSX30 for the second consecutive year, the result of a 459% appreciation in our share price on the Toronto Stock Exchange between July 1st, 2017 and June 30th, 2020.

We held our Investor and Analyst Day 2020 in September during which we provided extensive insights into our business, including our strategy and current market position. We shared details on our 6x increase in MEA production and module assembly capacity at our Vancouver facility, as well as our planned reduction in fuel cell stack and module product costs by more than 70% by 2024. We also detailed the estimated $130 billion annual market for engine sales into the bus, truck, rail and marine segments by 2030, representing a multi-billion-dollar revenue opportunity for Ballard. We also profiled the important progress we are making on ESG reporting. Investors are invited to review the materials from our Investor and Analyst Day 2020 event, available on our website at www.ballard.com/investors.

We recently achieved an important field experience milestone. Ballard products have now powered buses and commercial trucks for cumulative on-road mileage exceeding 75 million kilometers. This is an industry-leading metric for these markets, reflective of our established lead in PEM fuel cell technology and product performance, with certain vehicles exceeding 35,000 hours of road operation. This is unique to Ballard, demonstrating proven durability that is required for commercial vehicles.

We are excited to build on this experience. In the context of unprecedented policy support, sizeable corporate investments and broadened investor interest, Ballard is well positioned to realize significant long-term growth. With a fortified balance sheet, we are now increasing and accelerating our investment to drive market adoption, scale and market share for the benefit of long-term shareholder value.

In 2021, we will increase our investment in talent, competencies, technology innovation, product development and customer experience related to our core markets of bus, truck, rail and marine. We will continue to invest in our strategic partnerships with Weichai in China and MAHLE in Europe. We will also consider investments in further production capacity and localization in key geographies, as well as strategic partnerships and acquisitions.

On a personal note, I would like to thank and acknowledge Tony Guglielmin, whose retirement we recently announced as Ballard’s CFO after more than a decade of dedicated service. Tony delivered significant value to the company, including through his professional leadership of our finance and administration functions, his important strategic contributions and his leadership on numerous corporate development and financing transactions, leaving the company with a very strong balance sheet. We wish Tony well in his retirement.

At the same time, I would like to welcome Paul Dobson, who recently joined Ballard as our new CFO with over 25 years of global financial, operations and leadership experience. Having previously served as CFO and Interim CEO at Hydro One and as CFO at Direct Energy, Paul’s skills and experience will serve us well as we seek to scale our business over the coming decade.

Thanks to our employees globally, who continued to inspire me during a challenging 2020 with their dedication and professionalism.

We thank our shareholders for your confidence. We look forward to reporting our progress in 2021. We wish you safety, health and wellness during the ongoing COVID-19 pandemic.

"Randy MacEwen"

RANDY MACEWEN
President & CEO
Ballard Power Systems Inc.

BALLARD ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) REPORT 2020

About this ESG report

The environmental section of this report focus on the sustainability aspect of our locations (which include our R&D and manufacturing/shipping facilities) in Burnaby, Canada and our European subsidiary in Hobro, Denmark. Our USA and China offices employ less than 20 people each, and are too small to have a material impact on our environmental footprint.

For any questions regarding this report or its contents please contact us at sustainability@ballard.com.

6 |     Ballard Power Systems

We are Ballard

The critical role of hydrogen in the energy transition is now recognized with more than 30 countries representing 70% of global GDP already having passed a national hydrogen strategy. The main drivers include greenhouse gas ("GHG") emission reduction goals, the integration of renewables, as well as the opportunity for economic growth. The transport sector represents around 24% of global GHG emissions, and therefore the need for sustainable zero emission mobility solutions is clear and urgent. Fuel cell technology offers a compelling value proposition for applications like heavy-duty mobility which disproportionately contributes to emissions and is otherwise difficult to abate.

As the world moves toward a future of zero-emission mobility, we at Ballard are striving toward sustainability across the entire life cycle of our products. Our company—in its management, research and development, manufacturing and shipping—is committed to becoming carbon neutral by 2030.

OUR GLOBAL IMPACT

Our Global Impact

At Ballard, we consider sustainability to be an integral part of all that we do. Our products power fuel cell electric vehicles with a lower lifetime environmental impact than any other technology and deliver true zero-emission mobility when fueled by green hydrogen. Our people's expertise, passion and commitment to deliver on our vision define Ballard in the eyes of our customers, shareholders and communities. By balancing sustainable practices and transparency, Ballard strives to ensure that we and our customers continue to minimize our impact on the world around us.

> At Ballard, we recognize the growing investor and stakeholder interest in environmental programs and performance. Following our initial 2019 ESG report, we have increased scope and level of transparency in our 2020 report. Ballard has a strong commitment to the environment, as our mission is to deliver fuel cell power for a sustainable planet, and to our people, as we are striving to be a great place to work.
>
> Randy MacEwen, President and CEO

8 |     Ballard Power Systems

OUR GLOBAL IMPACT

Our Vision

We deliver fuel cell power for a sustainable planet.

Our Mission

We use our fuel cell expertise to deliver valuable and innovative solutions to our customers globally, create rewarding opportunities for our team, provide extraordinary value to our shareholders and power the hydrogen society.

Our Values

Listen and Deliver

We listen to our customers, understand their business and deliver valuable and innovative solutions for lasting partnerships.

Quality Always

We deliver quality in everything we do.

Inspire Excellence

We live with integrity, passion, urgency, agility and humility.

Row Together

We achieve success through respect, trust and collaboration.

Own It

We step up, take ownership for our results and trust others to do the same.

Ballard Environmental, Social and Governance (ESG) Report 2020     | 9

OUR PEOPLE

Our People

Our people drive our success and contribute to our distinctive Ballard corporate culture. We strive to continually strengthen our Employee Value Proposition and focus on making Ballard a great place to work.

We are committed to a work environment of mutual trust and respect, where diversity and inclusion are valued, and where every employee:

●knows what is expected of them in their job
●is supported in their career development
●is recognized and competitively rewarded for their performance

Each year we conduct an employee engagement survey to measure our progress on engagement indicators, including ethics, safety, quality, leadership, communication, collaboration, performance management, innovation, psychological safety and compensation. In 2020, 97% of our employees completed the survey and provide feedback and suggestions. The results provide us with actionable insights on employee views and engagement. The word cloud to the right is a visual representation of employee responses to the 2020 question, “What do I like about working at Ballard?” It highlights a team-based, purpose-driven and technology-focused organization with engaged employees who want to innovate and collaborate and make a difference to our environment.

Employee Retention Rate Employee engagement and retention are important to organizational success. We are very proud of our current annual retention rate of 96%.

10 |     Ballard Power Systems

OUR PEOPLE

Employee Value Proposition

At Ballard, our culture is focused on our customer and rooted in innovation, safety, quality and a deep sense of pride and ownership. This is important to us – like really important! We are passionate about transforming the future of zero-emission energy to save the planet. This gets our global team fired up every day.

We have the Power to Change the World© because we are powered by exceptional people. We care about career growth and development. We believe in work-life balance with tons of flexibility, rewarding benefits and performance driven compensation.

Our diverse team is more than the sum of the parts. We value the unique talents and perspectives that each of us brings. We know the only way to achieve success is – Row Together.

Ballard Environmental, Social and Governance (ESG) Report 2020     | 11

OUR PEOPLE

Our team is comprised of people across diverse disciplines, such as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, physics, manufacturing, marketing, sales, business development, legal, finance, human resources, information technology and business management.

Global Employees
Region	December 2020	December 2019	December 2018
Canada	689	610	447
China	14	15	13
Europe	72	60	44	Globally, Ballard has a total of 785 employees in 4 regions (excludes contractors and co-ops)
United States	10	18	17
Total Employees	785	703	521

Workforce by Gender	Leadership by Gender	Promotions by Gender

Female
Male
Board
2019
22%
78%
2020
22%
78%
Executive Team
2019
33%
67%
2020
33%
67%
Senior Leadership Team
2019
18%
82%
2020
22%
78%
Managers
2019
20%
80%
2020
24%
76%

Employees by Age	Employees by Generation	Years of Service

12 |     Ballard Power Systems

Stay Home
Save Lives

Stay Home
Save Lives

A Culture of Diversity and Inclusion

We believe that all kinds of diversity, including age, gender and cultural backgrounds makes for a stronger organization and that diversity partnered with inclusion provide a significant foundation to both attract and retain top talent.

In 2018, we released our Diversity and Inclusion Policy which helps to promote a working environment where differences are valued, where everyone is treated equitably, fairly and with respect. We foster a culture of inclusion where there is a foundation of trust and respect and each member of the team feels psychologically safe to take risks, innovate, raise problems, ask questions, disagree and make mistakes.

For the second year running, Ballard has been named in The Globe and Mail "Women Lead Here" list, which identifies top Canadian companies at the forefront of women in leadership positions.

As we continue to grow our team, we monitor metrics that reflect diversity and inclusion, including gender and age demographics. This provides us with an opportunity to consider if there are any barriers that may inhibit individual growth and success for any member of our team.

Stay Home
Save Lives

OUR PEOPLE

Training & Career Development

Our team members grow and develop their careers at Ballard in partnership with their leader. Our career development process encourages employees to have regular career conversations where they can explore and build a development plan that enables future career growth. Our focus on career development extends to our performance management process that includes establishing annual goals related to development across technical, leadership and business focus areas.

Annually we establish an internal training curriculum. We determine our training requirements by conducting a detailed training and development needs assessment. We engage with our leadership team to gain input and insight into the needs of their function and team members and look for training and development themes. With these themes in mind, we establish internal training curriculum focused on developing competencies across a spectrum of technical and non-technical courses. We provide training programs in person and online, along with experiential learning, to help our employees grow and diversify their skills. To build future leaders and develop leadership capability across the organization, we offer a leadership development program and “emerging leader” workshops. In addition, we support team members that may have a more specific requirement and assist them in sourcing external training and development as appropriate. We have a Tuition Reimbursement program that provides support to employees wanting to further their formal education. In addition, we have an internal Mentoring program that partners mentors and mentees in a collaborative and flexible program aimed at increasing technical, leadership and business competencies.

Flexibility

At Ballard, we believe in flexibility and work-life balance. We encourage team members to collaborate with their leaders and teams to establish flexible work arrangements that enable them to balance work goals and their personal life. Our flexibility extends to adjusting work schedules, including temporary and part time work, work from home options, opportunity for personal leave of absence (including for study, travel and family responsibility). We have available Employee and Family Assistance Programs that are designed to support our team members with their overall work-life balance, health and wellbeing. Our focus is on balancing the needs of individuals with the needs of the organization.

14 |     Ballard Power Systems

HEALTH AND SAFETY

Health and Safety

At Ballard, we embrace our responsibility to operate in a manner that protects the health, safety and well-being of our employees, contractors, visitors, and those in the communities where we operate. We engage, communicate regularly and listen to our employees’ concerns, we actively identify hazards and develop effective control measures. We are committed to continuously improving our Health and Safety performance through a management system that aims to safeguard our people, our product and the public. Safety and health is part of our global commitment to doing business the right way, and we work to achieve a workplace culture in which safety and health are embraced by all.

Ballard employees are covered by a health and safety management system that is certified to the Occupational Safety Standard of Excellence (OSSE). The OSSE accreditation program is equivalent to ISO45001 Standard -Occupational Health and Safety.

We track both leading and lagging indicators, with targets that are set on an annual basis. The aim is to have zero lost time injuries.

Total Reportable Injury Frequency

*	TRIFR (Total Reportable Injury Frequency) is the number of injuries requiring treatment by a medical professional per 200,000 hours worked

Ballard Environmental, Social and Governance (ESG) Report 2020     | 15

HEALTH AND SAFETY

Ballard's COVID-19 Response

COVID-19 profoundly and, in many cases, tragically marked the lives and livelihoods of our global community. COVID-19 will continue to be the top priority for governments, businesses, schools and families in 2021 as we continue to focus on health, safety and economic recovery. Our top priority at Ballard throughout the pandemic is to protect and support our people during this very challenging time, while also protecting our stakeholders and the communities we serve.

Ballard created a COVID-19 Response Team (CRT) of senior global leaders to ensure prompt and proactive decisions in managing this crisis, including business continuity. The CRT focused on the three key principles of Safety, Near-Term Income Protection and Work Flexibility.

16 |     Ballard Power Systems

HEALTH AND SAFETY

COVID-19

Safety

Our employees are to be commended for their dedication in continuing to look after the safety of themselves and their colleagues by ensuring they follow the Ballard COVID-19 plan. In order to limit the number of people that interacted in our facilities on a daily basis and protect our people we shifted the majority of our team to work from home and restricted business travel. For those people that could not work from home we reconfigured our facilities so that people could maintain physical distancing, re-arranged break schedules and lunch rooms and introduced small work teams. For those tasks where physical distancing was not possible, we implemented plexiglass barriers. All employees have easy access to personal protective equipment and there is increased facility cleaning and disinfecting. We have active screening for COVID-19 symptoms before anyone enters our facilities. To further reduce the number of in-person interactions required we shifted recruiting and all training delivery online. We increased communication, support, resources and training related to mental health, wellbeing, resilience, psychological safety and remote work best practices, including leading remote teams. Our leaders, Human Resources and Environment, Health & Safety teams reached out more frequently to connect with our people who were continuing to work on site or working from home, to ensure they felt supported and connected as we transitioned to this new way of working and interacting with each other.

Work Flexibility

Whether working from home or in our Ballard facilities, we engaged with employees in order to be flexible and enable them to better balance their shifting family and personal commitments with work priorities. We invested in additional digital and online tools and enabled increased flexibility in regards to work location, work hours and schedules.

Ballard Environmental, Social and Governance (ESG) Report 2020     | 17

HEALTH AND SAFETY

Near-Term Income Protection

Our COVID-19 plan, includes protecting and supporting our people, while also reducing risk and protecting the business. We committed early in the pandemic to reassure our team that they would have job and income protection and we would do everything in our power to avoid layoffs. This commitment extends to all employees, students and contractors. We had no layoffs in 2020.

Communication and Community Connection

With the new reality of working from home and physical distancing, we increased our focus on communication and provided frequent email communications and hosted virtual town hall meetings aimed at providing updates on the pandemic, our COVID-19 response plan and the shifting dynamics of the economy and our business. We took the opportunity to conduct periodic employee pulse surveys to gain feedback and suggestions on Ballard’s response to the pandemic. The survey data suggests that our Global team has felt supported and informed throughout the pandemic.

We think it has been a testament to our team that during 2020 we also had two employee-led initiatives aimed at giving back to our community. We procured and donated to the British Columbia Provincial Health Services authority 10,000 medical face masks. We also donated more than $50,000 CAN from employee pledges to the United Way of the Lower Mainland (our cumulative donation to the United Way has surpassed $1 million CAN during our long history of employee giving).

Other Impacts from COVID-19

At Ballard, the slowdown in non-essential travel and manufacturing activity contributed to our reduced carbon footprint in 2020. When the immediate health crisis and its economic impact are over, we can use what we have learned to make business decisions that align with global climate goals and respond with renewed vigour in tackling the climate crisis. Going forward, Ballard is committed to implementing “back-to-work” strategies that decouple growth from emissions, particularly in three areas of business: shipping freight, business air travel and commuting. Continued efforts are underway to evaluate how we will effectively and efficiently perform our work in the future while ensuring employee engagement and the strength and vibrancy of our vision and culture.

18 |     Ballard Power Systems

OUR ENVIRONMENTAL COMMITMENTS

Our Environmental Commitments

UN Sustainable Development Goals

Guided by the United Nations’ Sustainable Development Goals, we seek to improve our performance in:

1. Affordable and clean energy

2. Industry, innovation and infrastructure

3. Responsible consumption and production

4. Climate action

The fuel cell technology developed by Ballard enables the decarbonization of difficult to abate sectors like transportation which represent up to 24% of the global GHG emissions.

Fuel cell electric vehicles (FCEVs) can achieve very low CO_2 emissions if the whole life cycle is considered[1]

CO_2 Emissions, 2015, g/km

Internal Combustion Engine
Battery Electric
Fuel Cell
g/Km
200
150
100
50
0
~185
~180
135-180
115-160
110-155
90-135
65-75
120-130
60-70
Internal Combustion Engine - Gas 1
Internal Combustion Engine - Diesel 1
Battery Electric - China 2
Battery Electric - USA 2
Battery Electric - Germany 2
Battery Electric - Spain 2
Battery Electric - Green Electricity 2
Fuel Cell - H2 from Steam Methane Reforming 3
Fuel Cell - Clean/ Green H2 3

Footnote:
1. Includes: tank to wheel, car manufacturing, well to tank
2. Includes: battery manufacturing, car manufacturing, well to tank
3. Includes: fuel cell manufacturing, car manufacturing, well to tank

Source: Hydrogen Scaling Up report 2017 – Hydrogen Council

Ballard Environmental, Social and Governance (ESG) Report 2020     | 19

OUR ENVIRONMENTAL COMMITMENTS

Through 2021 and beyond we are committed to:

●improving our understanding of the climate impacts of our products and operations
●reducing our corporate and product carbon footprints
●reducing our waste and energy intensity
●responsible production

Minimize Waste in Our Manufacturing

Our manufacturing practices are designed with sustainability as a core principle. We source our materials with care, and we apply the 3Rs, (Reduce, Re-use and Recycle) to keep as much waste as possible from entering the landfill. Our proton exchange membrane (PEM) fuel cells are:

●Made from ethically sourced materials
●Made without any banned or toxic substances
●Manufactured in a sustainable manner, considering factors such as energy efficiency and ethical labour
●Packaged as minimally as possible, using environmentally friendly materials
●Built for a long service life: our current generation of products are designed to exceed 30,000 hours of operation
●Refurbished and recycled at the end of life: to minimize waste, we rebuild and refurbish fuel cells to recover valuable precious metals

20 |     Ballard Power Systems

OUR ENVIRONMENTAL COMMITMENTS

"Mission Carbon Zero": Carbon Neutral by 2030

In 2019, we launched our "Mission Carbon Zero" initiative to evaluate and steadily reduce the environmental impact of our organization and our products with the goal of being carbon neutral by 2030. We are engaging in:

- An annual inventory of corporate emissions, to evaluate, track and reduce the impact of our carbon footprint
- Life Cycle Assessments of our fuel cell stacks and heavy-duty power modules, to measure their carbon footprint "from cradle to gate" (until they leave our loading dock).

As we proceed, we are committed to informing our customers and stakeholders about the results of our Life Cycle Assessments, and our progress toward Carbon Zero—and to defining long-term strategies to reduce and offset our emissions and other impacts.

Ballard Environmental, Social and Governance (ESG) Report 2020     | 21

OUR ENVIRONMENTAL COMMITMENTS

Monitoring and Reducing GHG Emissions

Annually we complete a corporate GHG inventory. This is used to determine actions we need to become carbon neutral by 2030. The locations that are considered material are our business activities in Burnaby, Canada and Hobro, Denmark. The inventory, which was conducted by Offsetters Clean Technology Inc. (an independent consultant firm specialized in carbon-management solutions), calculated the GHGs generated in our facilities, including the consumption of natural gas and electricity in our buildings; diesel and gasoline in company vehicles; and other emissions generated by commuting, air travel, shipping, and hydrogen use for our R&D and production activities.

Our GHG inventory adheres to the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. We are committed to providing year-on-year metrics that include each of the previous three years. We will address our climate impacts by prioritizing actions to reduce our overall carbon footprint intensity each year, measured from 2018 as a base year.

Ballard Canada’s 2018, 2019, 2020 GHG Emissions
Emissions Source	GHG Emissions (tCO2e)			% Change in Emissions
	2018	2019	2020	2018-2020		2019-2020
OVERALL TOTAL	5,855	6,010	5,322	-9%		-11%
Scope 1	1,277	1,256	1,394	9%		11%
Natural Gas	1,180	1,139	1,274	8%		12%
Diesel	60	62	64	7%		4%
Biofuel	37	47	46	26%		-2%
Gasoline	1	8	10	1466%		20%

Scope 2	249	207	286	15%		38%
Electricity	249	207	286	15%		38%

Scope 3	4,328	4,547	3,642	-16%		-20%
Hydrogen	1,280	1,428	1,851	45%		30%
Shipping	802	521	725	-10%		39%
Employee Commute	790	988	620	-22%		-37%
Air Travel	1,365	1,392	175	-87%		-87%
Homeworking	-	-	121	-		-
Hotels	28*	152	84	196%	*	-45%
Paper	21	22	25	21%		13%
Reimbursed Driving	10	12	14	35%		11%
Water	13	14	13	0%		-12%
Waste	9	9	10	15%		6%
Other Business Travel	0.5	0.8	0.7	48%		-11%
Purchased CO2	10	7	-	-100%		-100%
Purchased Nitrogen	-	-	5	-		-

*Note: incomplete data was available for hotel stays in 2018
Scope 1 emissions: are direct emissions from company-owned and controlled resources.
Scope 2 emissions: are indirect emissions from sources that are owned or controlled by the company
Scope 3 emissions: are the result of activities from assets not owned or controlled by the company, but that the company indirectly impacts in its value chain.

3rd
In 2021, we conducted our third GHG inventory. We continue to quantify our corporate emissions and address our climate impacts.

25%
Total greenhouse gas emissions per employee are down 25% from 2019 to 2020.

22 |     Ballard Power Systems

OUR ENVIRONMENTAL COMMITMENTS

The target for 2021 is a 30% reduction in greenhouse gas emissions per employee.

Overall, our carbon footprint decreased by 11% in comparison to 2019 with continued changes in business mix and growth in our operation. Our scope 3 emissions were where we saw the greatest impact from COVID restrictions. In total, our carbon intensity by employee fell by 25%. The target for 2021 is a 30% reduction in greenhouse gas emissions per employee.

We are proud to share that we have disclosed our environmental impact and action through CDP this year. CDP is an international non-profit organization and the gold standard for corporate environmental reporting. Each year, CDP takes the information supplied in its annual reporting process and scores companies and cities based on their journey towards environmental leadership. More than 9,600 companies have reported through CDP on climate change, water security and forests.

For Ballard, there are tangible business benefits to be gained from disclosing our efforts on climate change:

●	Protect and improve Ballard’s reputation – build trust through transparency and respond to rising environmental concern among the public

●	Get ahead of regulations – prepare Ballard for likely mandatory environmental reporting rules

●	Uncover risks and opportunities – identify emerging environmental risks and opportunities that would otherwise be overlooked

●	Track and benchmark progress - benchmark our environmental performance against our industry peers

In this inaugural year, Ballard completed the Climate Change 2020 minimum version of the questionnaire. Going forward, Ballard plans to complete the full version of the questionnaire and will be eligible for scoring.

Ballard’s Annual Emissions by Location and Scope

Ballard Environmental, Social and Governance (ESG) Report 2020     | 23

OUR ENVIRONMENTAL COMMITMENTS

Continually Reducing Energy Consumption

Renewable energy powers 96% of our facilities. Renewable energy is produced from hydroelectric dams, biofuel and wind. The other 4% of energy is produced from natural gas and oil.

Throughout our facilities, we are committed to eliminating wasted energy, without negatively affecting our product development, testing, or manufacturing capacity.

Projects that were completed in 2020:

●	Complete LED upgrade of lighting in our two largest facilities

●	Installed motion-sensor activated overhead lighting in two of the larger facilities

●	Photocell lighting installed in the parking lots

●	Five regenerative load banks were installed to feed electricity we generate from our product testing into our internal microgrid, which reduced our consumption of external electricity.

●	Sensor water faucets installed

In 2020, company growth resulted in a total increase in electric consumption. However, our ongoing work on energy-conservation initiatives reduced our per-employee electrical consumption by 4%, compared to 2019.

Power Consumption per Employee in kWh

26
We have completed 26 out of 42 initiatives identified in 2017 for reducing our energy use.

24 |     Ballard Power Systems

OUR ENVIRONMENTAL COMMITMENTS

Shrinking our Carbon Footprint: 2020 Initiatives

Through a series of initiatives in 2020, we are reducing our carbon footprint across the company:

●Reduced commuting: we are promoting work-from-home, carpooling, and bike-to-work initiatives to reduce commuting and associated emissions.

●Promoting zero-emission vehicles (ZEVs) among staff: to accelerate the adoption of ZEVs for daily use, we have Level 2 electric charging stations in our car park. We have collaborated with Toyota to offer Ballard employees the opportunity to purchase Toyota’s hydrogen fuel cell cars. There are now 10 zero emission fuel cell cars among Ballard staff.

●Recirculating hydrogen in fuel stack testing: we have begun recirculating the hydrogen used in factory acceptance tests, making our fuel cell testing more sustainable.
●Reducing electrical use in testing: our fuel cell test stations now use regenerative load banks that feed electricity to our internal microgrid, which reduces our consumption of external electricity.

Toward a Circular Economy

Ballard is a supporter of the circular economy, an economy that builds economic, natural, and social capital by designing out waste and pollution, and keeping products and materials in use. We work to reduce waste in our operations, and to reuse the materials in our products when the products reach end-of-life.

Ballard Environmental, Social and Governance (ESG) Report 2020     | 25

OUR ENVIRONMENTAL COMMITMENTS

Waste Management

We are continuously improving our efforts to identify reusables and recyclables and minimize landfill waste. While our total waste increases as our business expands, our employees’ ongoing efforts to reduce waste (and to separate waste from recyclables) have been successful. In 2020, the non-recyclable solid waste per person dropped by 8% compared to 2019

Waste	2017	2018	2019	2020
Total waste (kg)	353,554	511,107	933,002	1,315,390
Cardboard/other
material waste* (kg)	93,160	98,639	75,796	72,833
% of waste that is recycled	83%	70%	83%	88%
% of waste that is
hazardous**	1%	1%	4%	7%

Recycled and Recovered by Material in 2020 – Ballard Canada

* We do not segregate our waste by process (i.e. packaging waste), we segregate it by recyclability class: i.e. wood, cardboard, hard plastic, soft plastic etc.
**For hazardous material removal, water treatment, and recycling, treatment and disposal, we engage Sumas Environmental, a licensed waste removal and treatment company.
8%
In 2020, the non- recyclable waste per person dropped by 8% in comparison to 2019

26 |     Ballard Power Systems

OUR ENVIRONMENTAL COMMITMENTS

Thanks to the use of carbon bipolar plates in our stack design, we can reuse each plate several times

95%
Used MEAs are sent to a specialized facility that reclaims 95% of the platinum
Fuel Cell Refurbishing and Recycling

We seek to keep every Ballard fuel cell in use for as long as possible. When they ultimately reach end-of-life, we seek to keep them out of the landfill. Every year, we recycle and refurbish thousands of fuel cell stacks.

Each fuel cell stack is refurbished, re-using components as much as possible, to achieve the same performance specifications as new stacks. They are then shipped back to our customers.

●	During the refurbishing process, we integrate a new membrane electrode assembly (MEA) with the re-used bipolar plates and hardware.

●	Thanks to the use of carbon bipolar plates in our stack design, we can typically reuse each plate several times.

●	Used MEAs are sent to a specialized facility that reclaims 95% of the platinum.

Reducing Raw Materials By Design

With every new generation of products, we seek to reduce the number of components, and the total weight of the fuel cell system. Our new FCmove™ heavy-duty fuel cell module is designed with 50% fewer components than earlier generations.

Ballard Environmental, Social and Governance (ESG) Report 2020     | 27

OUR ENVIRONMENTAL COMMITMENTS

CASE STUDY

The Life Cycle of a Ballard Fuel Cell

It is important to quantify and, where possible, minimize the greenhouse gas emissions (GHGs) associated with the production of hydrogen fuel cell technologies. Ballard assessments adhere to ISO 14040 and ISO 14044 which are international standards that describe the principles, framework and requirements for a Life Cycle Assessment (LCA). To this end, we have completed Life Cycle Assessments on some of our core products used in fuel cell electric buses and trucks. Our current assessment is "cradle-to-gate", that is, covering a fuel cell module's GHG profile from raw materials until it leaves our shipping dock.

RAW MATERIALS EXTRACTION
MATERIAL PROCESSING
MANUFACTURING
PRODUCT USE
DISPOSAL
RECYCLING AND REUSE
PRODUCT LIFE CYCLE
000

28 |     Ballard Power Systems

OUR ENVIRONMENTAL COMMITMENTS

Urbino 12 hydrogen
HYDROGEN

Life Cycle Assessment and Comparison

In 2020, we completed the Life Cycle Assessment for our latest generation of heavy duty power modules: FCmove™-HD. The cradle-to-gate life cycle phases include the extraction and processing of raw materials, manufacturing and assembly of individual components, upstream transport, and manufacturing and assembly of the power module at Ballard's facilities. The total cradle-to-gate embodied greenhouse gas emissions (GHGs) of the FCmove™ module were quantified as 5,172 kg of carbon dioxide equivalent (kgCO_2e). When compared with the LCA of our previous generation of product (FCveloCity™-HD85), it shows a reduction of 1,243 kgs CO_2e (or 6% on kW power basis) as a result of a new design using less components and less platinum.

Comparison of the GHG Impact of the FCmove™ and FCveloCity®-HD85 modules embodied carbon of the components, not including upstream transportation.

Balance of Plant
Sealed MEA
Stack Assembly
FCmove™
FCveloCity®-HD85
0
1000
2000
3000
4000
5000
6000
GHG Impact kg CO_2e

The highest GHG impacts arise in producing the metals—especially the aluminum and the platinum catalyst used for the membrane electrode assembly (MEA) - as aluminum and platinum represent 60% of total embodied emissions.

When the power fuel cell stack reaches end-of-life, we recycle 95% of the platinum catalyst. This is not factored into the LCA, but it would drastically reduce the overall GHG profile in a full "cradle-to-grave" assessment which is being undertaken in 2021.

As a result of those studies, we are now in a position to better understand the major contributors to our products' CO_2 emissions during production. This will support the development of guidelines and recommendations to our product development and procurement teams to further reduce our products' carbon footprint.

Ballard Environmental, Social and Governance (ESG) Report 2020     | 29

GOVERNANCE AND ETHICS

Governance and Ethics

We conduct an annual corporate policy review and commitment with all employees and board of directors, including reviewing and acknowledging key global policies: Code of Ethics, Anti-Corruption, Diversity and Inclusion, Environment, Health and Safety and Quality.

Code of Ethics

Ballard is committed to integrity and strong corporate governance, which prioritizes transparency, accountability, ethical conduct and respect in the workplace. Everyone—directors, officers and employees—is required to adhere to our corporate Code of Conduct.

The Code of Ethics is available on our website: https://www.ballard.com/investors/governance

Whistleblower Policy

Our whistleblower policy allows employees to anonymously and confidentially report any concerns, and we encourage employees to report any situation that appears to involve a breach of the company’s ethical or legal obligations. We also encourage those outside our company to report any concerns.

To enable anonymous and confidential reports, we maintain a reporting website and toll-free phone numbers, through a third-party vendor.

Ethics and Anti-Corruption

Ethical conduct is expected of every Ballard board member, executive, employee and contractor. We have zero tolerance for corrupt activities of any kind, whether committed by employees or anyone acting on the company’s behalf. All our employees and business partners must adhere at all times to our Anti-Corruption Policy and ethical, transparent business practices. Through our anti-bribery and corruption program, employees receive training in our policy and its operation.

Our Anti-Corruption Policy is available on our website: https://www.ballard.com/investors/governance.

Ethics and Our Supply Chain

We ensure that we procure products and services through suppliers that share our core values. All suppliers must comply with our statement of Supplier Conduct Principles. This document lays out our supplier requirements in health and safety, respect and dignity, forced or involuntary labour, child labour, hours of work and wages/benefits, non-discrimination, freedom of association, environmental protection, anti-corruption, business ethics, and compliance with applicable laws and regulations. We consider these principles in the supplier selection process, and ask suppliers to submit a declaration of compliance on an annual basis.

Our statement of Supplier Conduct Principles is available on our website: https://www.ballard.com/ about-ballard/suppliers.

Political Contributions

Ballard does not make financial contributions to political causes. Political donations in any form are expressly prohibited. We may engage in lobbying activities to provide policymakers with data and insights to inform their decision-making regarding a sustainable clean energy sector and fuel cell business. Any lobbying activities must be conducted based on our corporate values of transparency, honesty, and integrity and are conducted within the laws or guidelines of the relevant jurisdiction.

Board of Directors

At the end of 2020, our board of directors was composed of eight committed and qualified professionals, who were elected in accordance with a majority voting policy. All except our President & CEO are considered independent. The Board oversees all matters important to the successful operation of

30 |     Ballard Power Systems

GOVERNANCE AND ETHICS

the company including our strategic direction, risk management and capital allocation.

The board operates three committees:

●	Audit Committee
●	People, Corporate Governance and Compensation Committee
●	Commercial Committee

The Board is responsible for overseeing compliance with all relevant policies and procedures by which we operate, including ESG initiatives, and ensuring that Ballard operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

Ballard recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role of women in contributing to diversity of perspective on the Board. The People, Corporate Governance and Compensation Committee assesses the effectiveness of the approach to diversity annually and in 2021 established a target to reach at least 30% gender diversity on the Board by 2022.

More information on the board and corporate governance can be found on our website (http://ballard. com/investors/governance), and in the “Corporate Governance” section of our Management Proxy Circular.

The Ballard Board

Size of Board	8
Independent directors	7
Separate Chair and CEO	Yes
All committees independent	Yes
M/F directors	6 M 2 F
Board diversity policy	Yes
Annual director elections	Yes
Individual director elections	Yes
Majority voting policy	Yes
Board interlocks (#)	None
Limit on external board service of independent directors	Yes
Annual say on pay	Yes
Board, committee and director evaluations annually	Yes
Board orientation and education program	Yes
In-camera sessions at every board & committee meeting	Yes

Corporate Ownership and Structure

Unless otherwise indicated above, each entity is 100% owned. Ballard Power Systems Inc. holds all of the non-voting, participating shares of BDF IP Holdings LTD. and 34% of the voting, non-participating shares of the BDF IP Holdings Ltd., with each of Mercedes-Benz AG and Ford Motor Company holding 33% of the voting, non-participating shares of BDF IP Holdings Ltd.

Ballard Environmental, Social and Governance (ESG) Report 2020     | 31

2020 Ballard Impact Awards Recipients

Safety Award
Ballard COVID-19 Safety and Wellness Team
Hilary Statton, Karen Mangat, Andrea Chrispim, Vivian Fong, Clara Hernandez, Jocelyn Lam, Daniela Laursen, Fanny Tsun, Dayna Sandher, Brianne McDougall, Kim Forsberg, Deve Jenkinson, Kaki Chan, Darby Ponich, Yanani Radhakrishnan

Innovation Award
High Power Density Plates Development Project
Bevan Moss, Matt Kusy, Charles Schmidt, Adel Jilani, Paul Sobejko, Pouya Jamzad, Sophia Chan, Alan Davis

Listen & Deliver Award
Plate Coolant Leak Resolution
Paul Sobejko, Paul Fong, Sina Hosseini, David McDonald, Leo (Brandy) Tobias, Ryan Paddon, Pouya Jamzad, Francis Zhuang, Jason Zhao, Michael Hammer

Quality Always Award
FMEA Improvement Team
Mary Flynn, Sonia Wong Cheung, Paul Sobejko, Carlo Enage, Lynette McHugh, Tommy Cheng, Nadia Tejosantoso, Brenda Chen, Sentayehu Kebede, Grace Valle, Garth Currier, Kevin Asperin, Wendy Cellik, Lisa Li, Nathalia Alvarez

Inspire Excellence Award
PowerBI Organizational Metric Dashboards
Danny Straten

Row Together Award
LCS FAT Yield Improvement
Mustafa Zaidi, Garth Currier, Paul Sobejko, Paul Fong, Pouya Jamzad, Bevan Moss, Matt Kusy, Lee Sweetland, Jeffrey Glandt, Ryan Paddon, Sina Hosseini, Lynette McHugh

Own It Award
IT Support During COVID-19
Alex Bunag, Dino De Guzman, Alex Housil, David Bailey, Martin Woodward, Trish Pagonis, Cory Purewal, Manny Naagas, Jinsong Zhang, Adam Brooks, William Purves

POWER TO CHANGE THE WORLD®

MANAGEMENT PROXY CIRCULAR
dated as of April 12, 2021

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:

●	the election of directors to our Board;

●	the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors;

●	on an advisory basis, the Corporation’s approach to executive compensation;

●	the re-confirmation and approval of the Corporation’s Equity-based Compensation Plans; and

●	such other business as may properly be brought before the meeting.

As of the date of this Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment.

VOTING INFORMATION

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Wednesday, June 2, 2021 at 1:00 p.m. (Pacific Daylight Time), or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Circular and the related materials are first being sent to Registered Shareholders is April 26, 2021.

OBTAINING A PAPER COPY OF THE CIRCULAR AND FINANCIAL STATEMENTS

In lieu of mailing the Notice of Meeting, Circular and our audited financial statements and management's discussion and analysis for the year ended December 31, 2020, the Corporation is using notice-and-access to provide an electronic copy of these documents to Registered Shareholders and Beneficial Shareholders by posting them on www.ballard.com and on the Corporation's profile on www.SEDAR.com. For more information regarding notice-and-access, you may call toll free at 1-844-916-0609 (English) or 1-844-973-0593 (French), from Canada or the United States.

If you wish to obtain a paper copy of these documents, you may call toll free at 1-877-907-7643, from Canada or the United States and enter the 16-digit control number located on your form of proxy or voting instruction form.

If you do not have a control number, please call toll free at

●	1-844-916-0609 (English) or 1-844-973-0593 (French) within North America or

●	1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America.

You must call to request a paper copy by May 19, 2021 in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy. If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request. Ballard will provide a paper copy of the documents to any Registered or Beneficial Shareholder upon request for a period of one year following the date of the filing of this Circular on www.SEDAR.com.

If you have standing instructions to receive paper copies of these documents and would like to revoke them, please call the individual who services your account.

Distribution of Meeting Materials to Beneficial Shareholders

The Corporation has distributed copies of the notice-and-access notice and VIF to the depositories and intermediaries for onward distribution to Beneficial Shareholders. Beneficial Shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting, Circular, financial statements and related management’s discussion and analysis. If you are a Beneficial Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings and securities have been obtained in accordance with securities regulatory requirements from the intermediary holding on your behalf.

HOW TO VOTE

Shareholders are encouraged to vote in advance of the Meeting at www.proxyvote.com.

Even if you currently plan to participate in the Meeting, you should consider voting your Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

Vote Options

VOTE BY INTERNET:

To vote by Internet, visit www.proxyvote.com or scan the QR Code to access the website. You will need your 16-digit control number located on the form of proxy/voting instruction form. Vote cut-off is 5:00 p.m. (PDT) on Monday, May 31, 2021.

VOTE BY MAIL:

Return the completed, signed and dated form of proxy/voting instruction form by mail in the business reply envelope to: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9.

VOTE BY TELEPHONE:

As an alternative, you may enter your vote instruction by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number located on the form of proxy/voting instruction form.

Appointee Instructions

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will reduce the risk of any mail disruptions in the current environment and will allow you to share the Appointee Information you have created with any other person you have appointed to represent you at the Meeting more easily. If you do not designate the Appointee Information when completing your form of proxy or voting information form or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the Meeting on your behalf, that other person will not be able to access the Meeting and vote on your behalf.

You must provide your Appointee the exact name and eight-character Appointee Identification Number to access the Meeting. Appointees can only be validated at the Meeting using the exact name and eight-character Appointee Identification Number you enter.

If you do not create an eight-character Appointee Identification Number, your appointee will not be able to access the Meeting.

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the form of proxy by no later than 5:00 p.m. (PDT) on Monday, May 31, 2021, or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in B.C.) prior to the reconvened meeting (the proxy cutoff). If you prefer, you may also complete and return your form of proxy to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9. Broadridge must receive your completed form of proxy or voting instruction form prior to the proxy deadline.

Providing your voting instructions or voting by proxy cutoff will ensure your vote is counted at the Meeting even if you later decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing your Voting Instructions

If you change your mind about how you want to vote your Shares, you can revoke your proxy form or voting instruction form by voting again on the internet or by phone.

Registered Shareholders can revoke their instructions by delivering a signed written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

●	Broadridge Investor Communications Corporation at 2601 14th Avenue, Markham, Ontario L3R 0H9, at any time up to and including the last business day preceding the day of the Meeting;

●	the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting; or

●	the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial Shareholders who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete and submit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions.

If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the Record Date of April 12, 2021, we had 297,550,659 Shares issued and outstanding, each carrying the right to one vote. Every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote for each Share recorded in the Registered Shareholder’s name in the Corporation’s central securities register.

As of the Record Date, Weichai Power Co., Ltd. (“Weichai”) beneficially owns 46,131,712 Shares, representing 15.5% of all issued and outstanding Shares, each carrying the right to one vote. As of the Record Date, to the knowledge of our directors and executive officers, no other person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

ELECTION OF DIRECTORS

At the Meeting you will be asked to elect eight directors. All our nominees are currently members of the Board. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that she or he is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

As part of the strategic transaction with Weichai announced on November 13, 2018, Weichai has the right to nominate two directors to Ballard’s Board so long as Weichai holds at least 15% of Ballard’s outstanding Shares.

The following information pertains to our director nominees as of April 12, 2021.

Douglas P. Hayhurst Age: 74 B.C., Canada Director since: 2012 Independent	Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was executive Global Industry Leader with IBM Canada Business Consulting Services (consulting services) and with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse Canada including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Audit (Chair) PCGC	11 5 5	100% 100% 100%	Current: none Previous: Accend Capital Corporation; Canexus Corporation; Catalyst Paper Corporation(1); Northgate Minerals Corporation
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(3)	Director Share Ownership Guidelines
	2021	5,000	211,037	216,037	$6,053,357	Achieved
	2020	5,000	208,282	213,282	$2,535,923	Achieved

Kui (Kevin) Jiang Age: 57 Shandong, China Director since: 2019 Independent(4) (Weichai nominee)	Mr. Jiang is President of Shandong Heavy Industry Group Co., Ltd. (heavy machinery manufacturing). He is also a non-executive director of Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing), a non-executive director of Sinotruk (Hong Kong) Limited, (heavy-duty truck manufacturing), a supervisor of KION Group AG (intralogistics, warehouse solutions and industrial trucks), and a director of the Power Solutions International Inc. (cleantech engine and powertrain manufacturing). Previously, Mr. Jiang was deputy general manager of Shandong Bulldozer General Factory (heavy machinery manufacturing); deputy general manager of Shantui Construction Machinery Import and Export Company (heavy machinery); a director and senior officer of Shantui Engineering Machinery Co., Ltd. (heavy machinery); deputy general manager of Shandong Engineering Machinery Group Co., Ltd. (heavy machinery); executive deputy general manager and vice chairman of Weichai Group Holdings Limited, (diesel engine, powertrain and hydraulic products manufacturing); and chairman of Shanzhong Jianji Co., Ltd. (heavy machinery). He is a senior engineer and holds an MBA degree.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board	8	73%	Current: Weichai Power Co., Ltd.; Sinotruk (Hong Kong) Limited; KION Group AG (supervisor); Power Solutions International Inc.; Shantui Engineering Machinery Co., Ltd. Previous: none
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(3)	Director Share Ownership Guidelines(5)
	2021	0	0	0	0	N/A
	2020	0	0	0	0	N/A

Duy-Loan Le Age: 58 Texas, USA Director since: 2017 Independent	Ms. Le is President of DLE Management Consulting LLC (management consulting services), a position she has held since 2016. Previously, Ms. Le was an advanced technology ramp manager and a Senior Fellow at Texas Instruments Incorporated (semiconductor design and manufacturing) from 2002 to 2015; Program Manager and Fellow from 1998 to 2002; and Design Engineer and Manager from 1982 to 1998. Ms. Le is an inventor on 24 U.S. patents.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board PCGC Commercial	10 5 1	91% 100% 100%	Current: National Instruments Inc.; Cree, Inc.; Atomera Incorporated Previous: none
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(3)	Director Share Ownership Guidelines
	2021	50,000	37,203	87,203	$2,443,428	Achieved
	2020	50,000	32,538	82,538	$981,377	Achieved

Randy MacEwen Age: 52 B.C., Canada Director since: 2014 Non-Independent	Mr. MacEwen is President and Chief Executive Officer of Ballard, a position he has held since October 2014. Previously, Mr. MacEwen was the founder and Managing Partner at NextCleanTech LLC (consulting services) from 2010 to 2014; and President & CEO and Executive Vice President, Corporate Development at Solar Integrated Technologies, Inc. (solar) from 2006 to 2009 and 2005 to 2006, respectively. Prior to that, Mr. MacEwen was Executive Vice President, Corporate Development at Stuart Energy Systems Corporation (onsite hydrogen generation systems) from 2001 to 2005; and an associate at Torys LLP (law firm) from 1997 to 2001.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board	11	100%	Current: none Previous: Solar Integrated Technologies Inc.
	Securities Held(2, 6)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(3)	Director Share Ownership Guidelines(5)
	2021	248,979	148,046	397,025	$11,124,641	N/A
	2020	413,110	148,046	561,156	$6,672,145	N/A

Marty Neese Age: 58 California, USA Director since: 2015 Independent	Mr. Neese’s principal occupation is corporate director. He is also co-founder of Nuvosil AS (silicon recycling). Previously, he was Chief Operating Officer of Velodyne LiDAR, Inc. (autonomous vehicles) from February 2017 to October 2017. Prior to that, Mr. Neese was Chief Operating Officer of SunPower Corporation (solar power equipment and services) from 2008 to 2017; responsible for Global Operations at Flextronics (electronics manufacturing services) from 2007 to 2008 following its acquisition of Solectron Corporation (electronics manufacturing services) where he was Executive Vice President from 2004 to 2007.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Commercial	11 1	100% 100%	Current: none Previous: none
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(3)	Director Share Ownership Guidelines
	2021	0	69,588	69,588	$1,949,856	On track
	2020	0	67,013	67,013	$796,785	On track

James Roche Age: 58 Ontario, Canada Director since: 2015 Independent	Mr. Roche is founder, President and Chief Executive Officer of Stratford Managers Corporation (management consulting services), a position he has held since 2008. Prior to that, Mr. Roche was co-founder, President and Chief Executive Officer of Tundra Semiconductor (semiconductor component manufacturer) from 1995 to 2006 and founding member and executive at Newbridge Networks Corporation (communications equipment manufacturer) from 1986 to 1995.
	Board and Committee Membership	Attendance		Other Public Board Memberships(1)
	Board (Chair) Audit PCGC Commercial	11 5 5 5	100% 100% 100% 100%	Current: none Previous: Wi-LAN Inc.; Tundra Semiconductor Corporation; Aztech Innovations Inc..
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(3)	Director Share Ownership Guidelines
	2021	50,000	82,649	132,649	$3,716,825	On track
	2020	50,000	79,380	129,380	$1,538,328	On track

Shaojun (Sherman) Sun Age: 56 Shandong, China Director since: 2019 Independent(4) (Weichai nominee)	Mr. Sun is an Executive Director and Executive President of Weichai Power Co., Ltd. (diesel engine, powertrain and hydraulic products manufacturing), a director of Weichai Group Holdings Limited and chairman of Power Solutions International Inc. (cleantech engine and powertrain manufacturing). Previously, Mr. Sun was supervisor and chief engineer at Weifang Diesel Engine Factory (diesel engine manufacturing) and director of Torch Automobile Group Co., Ltd. (heavy machinery and automotive manufacturing). He holds doctorate degree in engineering.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board PCGC	8 4	73% 80%	Current: Weichai Power Co., Ltd.; Power Solutions International Inc. Previous: none
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(3)	Director Share Ownership Guidelines(5)
	2021	0	0	0	0	N/A
	2020	0	0	0	0	N/A

Janet Woodruff Age: 64 B.C., Canada Director since: 2017 Independent	Ms. Woodruff’s principal occupation is corporate director. Previously, Ms. Woodruff served as acting CEO to the Transportation Investment Corporation (transportation infrastructure management) from 2014 to 2015, advisor to the board (2013-2014) and interim Chief Financial Officer (2012-2013). Prior to that, she was Vice President and Special Advisor to BC Hydro (public utility) from 2010 to 2011; Interim President (2009-2010) and Vice President, Corporate Services and Chief Financial Officer (2007-2008) of BC Transmission Corporation (electricity transmission infrastructure); and Chief Financial Officer and Vice President, Systems Development and Performance of Vancouver Coastal Health from 2003 to 2007.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Audit PCGC	10 5 5	91% 100% 100%	Current(7): Keyera Corporation; Altus Group Limited; Capstone Infrastructure Corporation; Previous: FortisBC Energy Inc. and FortisBC Inc.; Nordion Inc. (formerly MDS Inc.); Pacific Northern Gas
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(3)	Director Share Ownership Guidelines
	2021	0	33,976	33,976	$952,008	On track
	2020	0	31,220	31,220	$371,206	On track
(1)	Canadian securities legislation requires disclosure of any company that becomes insolvent while a director is a member of its board, or within one year from ceasing to act as a director. In this regard, Mr. Roche was Chair of Aonix Advanced Materials Corp. (a private company) when a bankruptcy order was issued against it under the Bankruptcy and Insolvency Act (Canada) on October 13, 2017. Mr. Hayhurst was a director of Catalyst Paper Corporation, which sought an Initial Order under the Companies’ Creditors Arrangement Act on January 31, 2012.
(2)	As of April 12, 2021 and April 6, 2020, respectively. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.
(3)	Based on a CDN$28.02 and CDN$11.89 closing Share price on the TSX as of April 12, 2021 and April 6, 2020, respectively.
(4)	Mr. Jiang and Mr. Sun, as Weichai nominees, are not considered independent under NASDAQ rules for the purposes of serving on the Audit Committee.
(5)	Directors who are shareholder nominees appointed pursuant to agreements with the Corporation are not subject to director share ownership guidelines. As President and CEO, Mr. MacEwen is subject to executive share ownership guidelines: see “Share Ownership Guidelines and Share Trading Policy” on page 56 and following for more details.
(6)	As President and CEO, Mr. MacEwen also holds PSUs and Options. See the Executive Compensation Tables on page 67 and following for more details.
(7)	Capstone Infrastructure Corporation is a wholly owned subsidiary of Irving Infrastructure Corp., but which has preferred shares which are publicly traded on the TSX.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by Shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. We comply with the requirement regarding the rotation of our audit engagement partner every five years. A new audit engagement partner was appointed in 2020.

The following table shows the total fees we incurred with KPMG LLP in 2020 and 2019:

Type of Audit Fees	2020 (CDN$)	2019 (CDN$)
Audit Fees	$846,132	$600,859[1]
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	$10,812	Nil
[1]	The 2019 audit fees were restated to include administrative surcharges and disbursements.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The People, Corporate Governance & Compensation Committee (“PCGC”) monitors developments and trends relating to best practices on corporate governance and executive compensation, including relating to “say-on-pay” in Canada and in the United States. In the United States, the SEC has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although the Corporation’s Shares are traded on NASDAQ, Ballard is a “foreign private issuer” under applicable SEC rules and, accordingly, these requirements do not apply to the Corporation. Although “say-on-pay” shareholder votes have yet to be mandated in Canada, a number of larger issuers in Canada have voluntarily implemented such advisory votes. Ballard has also voluntarily implemented “say on pay” advisory votes. At the request of the Board, our shareholders have passed resolutions, on an advisory basis, accepting the Corporation’s approach to executive compensation since 2011.

The PCGC has continued to review and refine our executive compensation philosophy, executive compensation programs and executive compensation disclosure and are pleased to report the we have received strong support from shareholders with our “say-on-pay” resolution most recently receiving 97% approval in 2020.

The PCGC recommended to the Board that Ballard Shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of the Corporation’s approach to executive compensation. The PCGC also recommended that adoption by the Board of a formal “say-on-pay” policy should continue to be deferred until applicable Canadian securities regulatory authorities have set out the regulatory requirements applicable to the Corporation.

Accordingly, the Shareholders of the Corporation are able to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” the Corporation’s current approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the Shareholders accept the approach to executive compensation disclosed in the Corporation’s management proxy circular delivered in advance of the Corporation’s 2021 annual meeting of Shareholders.”

The Board believes that Shareholders should be well informed about and fully understand the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, Shareholders should review the section entitled “Executive Compensation – Compensation Discussion and Analysis” appearing below in this Circular.

Approval of the above advisory resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. Abstentions will have no effect and will not be counted as votes cast on the resolution. As the vote on this resolution is advisory, the results will not be binding on the Board or the PCGC. However, the Board and the PCGC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of the Corporation’s executive compensation objectives, philosophy, principles, policies and programs.

EQUITY-BASED COMPENSATION PLANS

The Corporation adopted two equity-based compensation plans approved by our Shareholders at the 2009 Annual Meeting and most recently re-approved at the 2018 Annual Meeting(1):

(a)	a consolidated share option plan (the "Option Plan"); and
(b)	a consolidated share distribution plan (the "SDP").

The TSX requires that equity-based compensation plans of a listed issuer be re-approved by a majority of the issuer’s directors and by its shareholders every three years if the plans do not have a fixed maximum number of securities that can be issued under them. The current Option Plan and SDP provide that the maximum number of the Corporation’s Shares available for issuance under them, in aggregate, cannot exceed 8.5% of the issued and outstanding Shares at the time of grant.

The TSX also requires that certain revisions to a listed issuer’s equity-based compensation plans be approved by its shareholders, including any changes to the amendment provisions of such plans.

On March 9, 2021, the Board approved certain changes to amending provisions of the Option Plan to limit the Board’s authority, without shareholder approval, to reduce the exercise price or extend the term of options granted pursuant to the Option Plan (whereas previously this restriction applied only to options held by insiders, consistent with current TSX rules). These changes require shareholder approval.

The Board also approved changes to the SDP to provide that, in addition to the aggregate cap of 8.5%, that the maximum number of the Corporation’s Shares available for issuance under the SDP cannot exceed 5% of the issued and outstanding Shares at the time of grant. These changes require shareholder approval.

For a detailed description of the principal terms of our equity-based compensation plans, see Appendix "A" and "B" of this Circular. Copies of the current Option Plan and SDP are available on the Corporation's profile on www.sedar.com (as “Other securityholder documents – English”, filed on April 3, 2018) and are also available on the Governance section of the Corporation’s website (https://www.ballard.com/investors/governance). The Option Plan and SDP as revised and approved by the

____________________

(1)	The Corporation also adopted a plan, administered by an independent trustee, for the purchase of Ballard Shares on the open market for the redemption of PSU awards (the "Market Purchase PSU Plan"). The independent trustee makes these open market purchases through the facilities of the TSX, and holds the purchased Shares in escrow until the restriction period is complete and any performance criteria have been satisfied. Shares purchased under this plan do not count against the rolling cap under the Option Plan or SDP.

Board in March will, if approved by shareholders at the Meeting, be likewise available on the Corporation's profile on www.sedar.com and on the Governance section of the Corporation’s website.

The following table sets out, as of December 31, 2020, the number of securities we are authorized to issue under our equity-based compensation plans and the average exercise price at which such securities may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted -Average Exercise Price of Outstanding Options, Warrants and Rights (CDN$) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans excluding securities reflected in column (a) (c)
Equity-based compensation plans approved by security holders	6,099,617	6.11	17,877,028
Equity-based compensation plans not approved by security holders	Nil	N/A	N/A
Total	6,099,617	6.11	17,877,028

As set out in the description of “Equity-Based Compensation Plans” at page 77, the actual number of outstanding securities awarded under the Option Plan and SDP, in aggregate, over the last three years has been under 3.5%, and the number of PSUs and DSUs granted under the SDP have been roughly 1.1%, of the issued and outstanding Shares at the time of grant, and the Board anticipates this will continue to be the case for the foreseeable future. In other words, current awards under the Option Plan and SDP are below the 8.5% rolling cap in aggregate, and current awards under the SDP are below the proposed 5% rolling cap, and this will not change if the plans are re-confirmed and approved at the Meeting.

Shareholders will be asked at the Meeting to consider and, if deemed appropriate, to approve, by a simple majority of votes cast at the Meeting, a resolution, in the form below, to re-confirm and approve the Option Plan and SDP. If this resolution is not passed at the Meeting, no further awards will be made under the Equity-based Compensation Plans, however, the plans will continue on the same terms as they were the day before the Meeting in respect of equity-based compensation previously granted.

“RESOLVED THAT:

1.	The consolidated option plan (“Option Plan”), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.

2.	The consolidated share distribution plan (“SDP”), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.

3.

All unallocated entitlements under the Option Plan and SDP are approved and ratified until the earlier of (i) the date of the 2024 annual meeting of shareholders of the Corporation, and (ii) June 2, 2024.

4.

Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

Approval of the above resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. Abstentions will have no effect and will not be counted as votes cast on the resolution.

The Board recommends that shareholders vote “FOR” the foregoing resolutions. The representatives of management named in the enclosed form of proxy, if named as proxyholders, intend to vote for the resolution, unless the shareholder has specified in the form of proxy that his or her Shares are to be voted against the resolution.

If the foregoing resolutions are not approved by the requisite majority, (i) entitlements under the Option Plan and SDP which expire or are terminated will not be available for re-grant; (ii) the amending provisions of the Option Plan will remain unamended; (iii) the SDP will remain unamended such that the maximum number of the Corporation’s Shares available for issuance under the SDP and the Option Plan, in aggregate, cannot exceed 8.5% of the issued and outstanding Shares at the time of grant; and (iv) previously granted entitlements under the Option Plan and SDP will remain outstanding in accordance with their terms.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No one who has been a director, director nominee or executive officer of ours at any time since January 1, 2021, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

CORPORATE GOVERNANCE

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are complying with applicable corporate governance rules.

Our corporate governance practices are reflected in our Corporate Governance Policies, which provide for board composition and director qualification standards, tenure and term limits, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of our Corporate Governance Policies can be found on our website (https://www.ballard.com/investors/governance). We have also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual financial reports filed with Canadian securities regulatory authorities, and to certify our annual financial reports filed with the SEC.

We believe that we comply with all applicable Canadian securities administrators (“CSA”) and NASDAQ corporate governance rules and guidelines. The CSA requires that listed corporations subject to National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) disclose their policies respecting corporate governance. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. We are exempt from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company has in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least 25% of the votes eligible to be cast at a Shareholders’ meeting are present or represented by proxy at the meeting.

BOARD COMPOSITION AND NOMINATION PROCESS

All of our directors are independent except for Randy MacEwen, our President and Chief Executive Officer. “Independence” is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and as determined by the CSA and the NASDAQ. Mr. Jiang and Mr. Sun, as Weichai nominees, are not considered independent under NASDAQ rules for the purposes of serving on the Audit Committee. We conduct an annual review of the other corporate boards on which our directors sit and have determined that currently there are no board interlocks with respect to our directors. The Board has also established a guideline for the maximum number of public company boards on which a director should sit. In 2019, this guideline was set at no more than five public company boards, including the Corporation's Board; and for directors who are CEOs (or hold similar positions), no more than two public company boards in addition to his/her own company’s board. In calculating service on public company boards, service on a board of a company affiliated with the director’s employer is not included. Currently all of our Board members comply with this guideline.

The Board believes that its membership should be composed of highly qualified directors with diverse and complementary backgrounds, skills sets and experience bases and who demonstrate integrity and suitability for overseeing management. Our PCGC conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board.

This process culminates in a recommendation to the Board of individual nominee directors for election at our annual Shareholders’ meeting. To this end, the PCGC will, when identifying candidates to recommend for appointment or election to the Board:

a)	consider only candidates who are highly qualified based on their relevant experience, expertise, perspectives, and personal skills and qualities, and cultural fit;

b)	consider diversity criteria including gender, age, ethnicity and geographic background; and

c)

in addition to its own search, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board’s expertise, skills and diversity criteria.

In 2021, the PCGC initiated a board search, with the assistance of independent external advisors, to replace Mr. Sutcliffe, who retired from the Board at the end of 2020.

The PCGC defines director competency as skill, knowledge, education, experience or expertise that can be measured and contributes to director effectiveness. It is not necessary for directors to be expert in most or even many competencies. What is important is that the Board has the collective knowledge and experience to provide oversight and strategic advice to management. The PCGC and the Board have determined that the following competencies are the most relevant for the Board at this time:

a)	Direct experience in leading a business as a CEO or other senior executive

b)	Strategy development experience

c)	Financial literacy

d)	M&A and capital markets experience

e)	Corporate governance experience & education

f)	Experience in human resources, including succession planning, talent management, leadership development and executive compensation

g)	Experience with technology research and development, application, product development, and early stage commercialization

h)	Knowledge and understanding of the hydrogen value chain including production, storage, infrastructure and fueling

i)	Executive or board experience in the transportation mobility sector

j)	Executive or board experience operating in multiple jurisdictions with diverse political, cultural, regulatory and business environments

k)	Sales/Marketing experience

Each director completed a self-assessment their knowledge, skills and experience for each of the competencies, and this information is used to assess the Board’s overall strengths and to assist in the Board’s ongoing renewal process, which balances the need for experience and knowledge of the Corporation’s business with the benefit of board renewal and diversity. Although the directors have a breadth of experience in many areas, the skills matrix set out below lists the key competencies determined by each director. The matrix is not intended to be an exhaustive list of each director’s skills and experience.

Competencies
CEO/Executive Leadership		✓		✓	✓	✓		✓
Strategy	✓	✓	✓	✓	✓	✓
Financial Literacy	✓			✓		✓		✓
M&A and Capital Markets		✓		✓		✓
Corporate Governance	✓	✓	✓			✓		✓
Human Resources and Compensation		✓	✓					✓
Technology			✓		✓	✓	✓
Hydrogen Economy				✓
Transportation and Mobility		✓					✓
Global Markets	✓	✓		✓	✓	✓	✓
Sales/Marketing		✓				✓

The PCGC considers diversity as one of the important criteria relative to the composition of the Board and management. To this end, the Corporation has adopted a Diversity & Inclusion Policy, a copy of which can be found on our website (https://www.ballard.com/investors/governance). The policy recognizes the importance of diversity and that it will result in enhanced decision making and increased shareholder value. Further, the Board recognizes its obligation to promote diversity and inclusion as part of the corporate culture – it is a social and workforce imperative. Currently, we have two women serving on our board, a representation of 25%. The PCGC has established a target for the Corporation to reach at least 30% gender diversity on the Board by 2022.

TENURE AND TERM LIMITS

Directors are elected yearly at our annual Shareholders’ meeting and serve on the Board until the following annual Shareholders’ meeting, at which time they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Independent directors are expected to serve on at least one Committee of the Board. The PCGC and Audit Committee are tasked with ensuring a rotation of Committee members and Chairs to broaden the experience and skills of each member of the Board, and ensure an appropriate mix of experience and expertise in respect of the various roles of the Board and its committees. A director may only serve on the Board for a maximum of 15 consecutive years. These provisions do not apply to the President & Chief Executive Officer in his/her role as a Board member.

DIRECTOR SHARE OWNERSHIP GUIDELINES

We have minimum share ownership guidelines that apply to our directors, other than management directors (Mr. MacEwen, who is subject to similar guidelines for our executive officers) and directors who are shareholder nominees appointed pursuant to agreements with the Corporation (Mr. Jiang and Mr. Sun, who are Weichai nominees).

All other directors are required to hold at least the number of Ballard Shares that has a value equivalent to three times the director’s annual retainer. Directors have six years from the date that they are first elected to the Board to comply with this minimum share ownership guideline. Any DSUs that a director receives as payment for all or part of their annual retainer will be credited towards calculating achievement of the minimum share ownership requirements.

The value of Shares and DSUs held by directors will be measured on or about December 31st of each year based on the purchase price actually paid by the director for such Shares, or the value of DSUs or Shares received by the director when issued to him or her by the Corporation, as applicable.

Any director who fails to comply with the minimum share ownership guidelines will not be eligible to stand for re-election. Currently, all of our directors have met or are on track to achieve these guidelines, as applicable.

BOARD MEETINGS

The Board meets on a regularly scheduled basis and directors are kept informed of our business and operations at meetings of the Board and its committees, and through reports by and discussions with management. In 2020, in camera sessions with all of the independent directors, were held at each regularly scheduled Board meeting without the presence of management. Starting in 2021, in camera sessions will be held at the end of each Board and committee meeting.

The Board has set a minimum meeting attendance guideline of 75%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year. In 2020, the Weichai nominees, Mr. Jiang and Mr. Sun, did not achieve the minimum attendance guideline due to calendar conflicts with unscheduled meetings.

ROLES AND RESPONSIBILITIES

The Board operates under a formal mandate (a copy of which is attached as Appendix “A” and is posted on our website (https://www.ballard.com/investors/governance), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The Board has also established terms of reference for the Board Chair and for individual directors (copies of which are also posted on our website), which set out the directors’ individual responsibilities and duties. Terms of reference are also established for the CEO. These terms of reference and our Corporate Governance Policies serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interest, the duties and standard of care of directors, the level of availability expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

In addition, we have a Board-approved Code of Ethics, which applies to all members of the Board, as well as our officers and employees. A copy of the Code of Ethics can be found on our website (https://www.ballard.com/investors/governance). This document is reviewed annually and updated or revised as necessary. Annually, all our regular full/part time and temporary employees of Ballard and our subsidiaries globally, and the Board, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics. A compliance report is then presented to the Audit Committee and Board.

The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently.

Each year, the Board identifies a list of focus priorities for the Board during the year. The PCGC and the Board regularly monitor the Board’s progress against these priorities throughout the year.

BOARD ORIENTATION AND EDUCATION

We have established a formal director orientation and ongoing education program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation includes site visits to our manufacturing facilities, presentations regarding our business, technology and products, and a manual that contains various reference documents and information. Continuing education is offered by way of ongoing circulation of information regarding material industry developments and other topical subject matters; management presentations at Board meetings; and guest speakers who are invited to speak to our Board on various topics. From time to time we have invited guest speakers to speak to our Board about the fuel cell industry, government regulation, regional markets, capital markets, ESG, corporate governance and risk management, and internal management representatives to speak about various issues, including relating to our industry, business, strategy, markets, customers, projects, technology, products, services, operations, employee relations, investor relations and risks. The orientation and ongoing educational presentations that are made by internal management provide an opportunity for Board members to meet and interact with members of our management team.

With COVID-19 travel restrictions, directors did not physically attend any industry conferences or make any site visits in 2020. However, directors virtually attended Ballard’s 2020 Investor & Analyst Day, as well as a hydrogen conference, both held online. Board meetings included regular management presentations on business and operations, including briefings on COVID-19 impacts, and in December the Board also received educational presentations from management and external industry experts on the hydrogen and fuel cell industry value chain and ecosystem.

SHAREHOLDER FEEDBACK AND COMMUNICATION

We have an e-mail process for Shareholders to communicate with the Board. Shareholders who wish to can send a message to the Board Chair at boardofdirectors@ballard.com. The email address is also available on our website (http://ballard.com/contact-us). A summary of shareholder feedback that is received by us is provided to the Board through a quarterly report.

BOARD AND DIRECTOR PERFORMANCE EVALUATIONS

Each year, the Board conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the PCGC which elicits responses from individual directors on a confidential basis regarding performance of the Board and individual directors. The process may include the completion of a questionnaire by all of the directors as well as individual director self-evaluations and peer evaluations. The PCGC presents the summary results to the full Board, which then determines appropriate actions and changes to improve Board effectiveness.

In 2020, the process included completion of a confidential survey by each director. The survey included questions relating to Board organization and function; committee organization and function; board relationships; director responsibilities and Board impact; Board succession; and also included peer reviews. A written summary of the survey results was presented to the PCGC. The Board Chair provided one-on-one feedback to each Board member, and the PCGC Chair provided one-on-one feedback to the Board Chair.

COMMITTEES OF THE BOARD

The Board currently has three standing committees: (1) the Audit Committee; (2) the People, Corporate Governance & Compensation Committee (PCGC); and (3) the Commercial Committee.

Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. The members of these committees are all independent.

The following chart sets out the current members of our standing committees:

		People, Corporate Governance	Commercial
	Audit Committee	& Compensation Committee	Committee
Douglas P. Hayhurst	✓ (Chair)	✓
Kevin Jiang
Duy-Loan Le		✓	✓
Marty Neese			✓ (Chair)
James Roche	✓[1]	✓[1]	✓[1]
Sherman Sun		✓
Janet Woodruff	✓	✓ (Chair)

1 As Chair of the Board, Mr. Roche is an ex officio member of each of the committees and is entitled to vote at meetings.

After the Meeting, we will reconstitute the standing committees to reflect the newly elected Board.

Audit Committee

The Audit Committee met five (5) times during 2020. The Audit Committee is constituted in accordance with SEC rules, applicable Canadian securities laws and applicable NASDAQ rules. The Audit Committee has at least two members, Douglas P. Hayhurst and Janet Woodruff, who qualify as audit committee financial experts under applicable securities regulations. All of the members of the Audit Committee are independent directors in accordance with the applicable Canadian and United States securities laws and exchange requirements and are financially literate.

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities regarding the integrity of the Corporation’s accounting and financial reporting; the Corporation’s systems of internal controls over financial reporting; the independence and performance of the Corporation’s external and internal auditors; the identification and management of the Corporation’s risks; the Corporation’s whistleblower reporting processes; the Corporation’s financial policies; and the review and approval of related party transactions.

The Audit Committee is responsible for recommending the appointment of our external auditors (for Shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit. The Audit Committee is also responsible for the appointment of our internal auditors (or persons responsible for the function), and directing, monitoring and providing guidance to the internal audit function and review the performance of the internal auditor at least annually.

The Audit Committee is responsible for evaluating the effectiveness of the external audit and the external auditors and annually conducts a formal audit effectiveness assessment to drive continuous improvement in the external audit. The Audit Committee, in coordination with management and KPMG, continues to participate in the Canadian Public Accountability Board’s audit quality indicators project. The project is aimed at improving audit quality using quantitative measures to evaluate audit quality. Using the year-end audit quality indicators report, the Audit Committee will evaluate how to best integrate the indicators into its regular processes and into the external audit.

In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar documents. The Audit Committee reviews and approves, in advance, related party transactions on a case-by-case basis. Related party transactions are defined in the Audit Committee mandate consistent with SEC requirements.

For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, see the section entitled “Audit Committee Matters” in our Annual Information Form dated March 11, 2021, which section is incorporated by reference into this Circular. The Audit Committee’s mandate is also posted on our website (https://www.ballard.com/investors/governance).

People, Corporate Governance & Compensation Committee

The PCGC met five (5) times during 2020. Collectively, the PCGC members have extensive compensation-related experience as senior executives (past and present) and members of the board of directors and committees of other public and private corporations. The Board is confident that the PCGC has the knowledge, experience and background to carry out the PCGC’s mandate effectively and to make executive compensation decisions in the best interests of the Corporation and its Shareholders.

The PCGC is responsible for the following:

●	recommending the size of the Board and the formation and membership of committees of the Board;

●	reviewing and approving all director nominations to the Board;

●	determining director compensation;

●	maintaining an ongoing education program for Board members;

●

ensuring a formal process exists to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve the effectiveness of the Board;

●	conducting succession planning for the Board; and

●	monitoring corporate governance practice and making recommendations to the Board regarding corporate governance practices in Canada and the United States.

The PCGC is also responsible for:

●	considering and authorizing the terms of employment and compensation of executive officers;

●	reviewing and setting the minimum share ownership requirement for directors and executive officers;

●	reviewing all distributions under our equity-based compensation plans, and reviewing and approving the design and structure of, and any amendments to, those plans;

●	ensuring appropriate CEO and senior management succession planning, recruitment, development, training and evaluation;

●	annually reviewing the performance objectives of our CEO and conducting his annual performance evaluation; and

●	reviewing environmental, health and safety performance on a regular basis.

The PCGC has the authority to appoint compensation consultants, determine their level of remuneration, and oversee and terminate their services. Such consultants report directly to the PCGC.

In consultation with the CEO, the PCGC also provides oversight to the organization’s talent management and employee engagement practices to ensure there is a sufficient focus on the culture and human resources critical to driving future success.

The PCGC does not have a written policy regarding succession planning or recruitment of executive officers. However, the PCGC takes the same approach when identifying candidates for executive officers that it takes in respect of director candidates. The PCGC will, when identifying executive officer candidates:

a)	consider only candidates who are highly qualified based on their experience, expertise, perspectives, and personal skills and qualities; and

b)	consider diversity criteria including gender, age, ethnicity and geographic background.

The PCGC and Board annually review executive succession plans and emerging leadership candidates, including a review of demographic information to ensure the correct focus on diversity. Individual development plans are established by management, including those for female leaders, and the Corporation has sponsored and supported participation in activities including the Minerva “Women in” annual luncheon series and Board-led career discussions. The Corporation is also a member of the Canadian chapter of the 30% Club, a group whose aspirational goal is for 30% of board seats and C-Suites to be held by women by 2022. Currently, two out of 6 (i.e., 33%) of the executive officer positions of the Corporation are held by women. The Corporation does not have a target number of women executive officers. Given the small size of its executive team, the Corporation believes that implementing targets would not be appropriate. However, in its hiring practices, the Corporation considers the number of women in executive officer positions and the desirability of achieving an appropriate level of representation. The PCGC assesses the effectiveness of the Corporation’s approach to diversity annually and recommends changes to the Board, including the possible adoption of measurable diversity objectives for executive positions, as appropriate.

The PCGC’s mandate is posted on our website (https://www.ballard.com/investors/governance). The mandate is reviewed annually and the PCGC’s performance is assessed annually through a process overseen by the Board.

Commercial Committee

Following the investment in the Corporation by Weichai in late 2018, and the appointment of two Weichai nominees to the Board in early 2019, the Board established the Commercial Committee to oversee the management of the Corporation's business and affairs relating to certain existing or prospective key partners (which may include customers, suppliers, contract manufacturers, joint venture or other strategic partners) and commercially sensitive and/or proprietary information.

Members of the Commercial Committee must not, in the opinion of the Board: (i) have a direct or indirect material relationship with any key partner of the Corporation; or (ii) have a relationship with a key partner that could reasonably be expected to compromise any commercially sensitive and/or proprietary information of any other key partners or of the Corporation.

The Commercial Committee met once in 2020. The Commercial Committee’s mandate is posted on our website (https://www.ballard.com/investors/governance).

Letter from JANET WOODRUFF Chair of the People, Corporate Governance and Compensation Committee

I am pleased to provide you with an overview of Ballard’s approach to executive compensation and performance during 2020 and how it is reflected in our executive compensation decisions.

In 2020, we experienced the impact of COVID-19 to both our business and personal lives. We know the pandemic will continue to be a priority as we balance the needs of the business with those of our stakeholders, including our shareholders, employees, customers and suppliers. As an essential service, we were able to successfully transition ~60% of our workforce to remote work arrangements and retain the remainder of the workforce on site to minimize disruption to our operations. We are extremely proud of how our employees and Ballard’s leadership team managed during this challenging period.

Notwithstanding the exceptional ability of the organization to respond to the pandemic and maintain our business continuity, there were unavoidable impacts on our business that had implications to our assessment of overall corporate performance and compensation awards. We conducted a comprehensive review of the corporate accomplishments and the impacts from the pandemic in determining the overall corporate performance related to the short term and long-term incentive plans.

Highlights of Our 2020 Performance

●	Full year revenue of $103.9 million

●	Year-end cash reserves of $763.4 million

●	Significant progress achieved in execution of corporate growth strategy

○	Commissioning of Weichai-Ballard joint venture operation in China

○	Key strategic partnership with MAHLE to develop advanced fuel cell engines for the European commercial truck market

○	Completion of our Marine Centre of Excellence in Denmark

○	Six-fold expansion of our Vancouver MEA production capacity

Performance Accomplishments and Key Considerations

The Board reviewed a number of key considerations in assessing the corporate accomplishments and determining the use of Board discretion in finalizing incentive compensation decisions. Retaining alignment with our compensation principles was foremost in the Board’s mind, while recognizing the extraordinary and unavoidable circumstances presented during the pandemic. The key considerations included equivalency of COVID-19 impacts on our stakeholders (shareholders, employees, customers and suppliers), the overall financial impact and results, the organization’s response to the pandemic and past award history. Each of these is discussed more fully in this report. The Board concluded that it would be appropriate to apply discretion to the incentive awards given these considerations.

Discretion Applied to Scorecards

Ballard’s 2020 Corporate Scorecard and Performance Share Units (PSU) Scorecard were approved by the Board in December 2019 and did not contemplate the unprecedented impact of COVID-19. In April 2020, the Board held an emergency meeting to review management’s COVID-19 Response Plan, including potential impact to the 2020 Annual Operating Plan. Given COVID-19 uncertainty for the remainder of 2020, the Board decided not to make changes to the operating plan at that time, but rather to consider the exercise of Board discretion at the end of the year once outcomes were known and giving regard to all relevant circumstances.

The year unfolded with COVID-19 impacts landing within the Corporation’s COVID-19 Response Plan adjusted financial scenarios. For the Corporate Scorecard, achievement against the two financial goals were most significantly impacted by COVID-19, while achievement against the two strategic goals were substantially achieved.

For the PSU Scorecard, achievement of the original targets, which are both financial, was similarly impacted by the lower revenue and gross margin performance.

In February 2021, the Board determined that it was appropriate to apply discretion and adjust the financial goals in both the 2020 Corporate Scorecard and the 2020 PSU Scorecard. No adjustments were made to the strategic goals.

We thank our employees and our shareholders for their ongoing commitment and confidence as we continue to advance our purpose to deliver fuel cell power for a sustainable planet.

"Janet Woodruff"

Janet Woodruff
Chair of the People, Corporate Governance & Compensation Committee

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the elements of compensation earned by our “Named Executive Officers” (or “NEOs”) as of December 31, 2020:

Randy MacEwen	Anthony Guglielmin	Robert Campbell	Kevin Colbow	Sarbjot Sidhu
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Commercial Officer	Senior Vice President and Chief Technology Officer	Senior Vice President, Operations

INTRODUCTION

The Corporation puts a considerable amount of effort into the development, and ongoing monitoring and management, of our executive compensation plan. This includes monitoring of industry best-practices, benchmarking against relevant comparators inside and outside the fuel cell industry sector, and the involvement of expert third parties to provide independent advice. We also solicit investor feedback on our executive compensation approach by providing an advisory “say-on-pay” vote.

Context of Ballard’s Executive Compensation Practices

The PCGC recognizes there are a number of industry and business factors that present challenges to creating and implementing an effective executive compensation program.

Despite our lengthy history, we are a pre-profit company developing and commercializing new technology, products and services that are highly disruptive in our markets and disruptive to incumbent markets.

We have a relatively complex business model for a company with our revenue base. Our business activities include technology and product development, commercialization of new products in global markets, manufacturing operations, engineering services, sales and marketing for various market applications, and after-sales service support. We have operations and offices in Canada, the United States, Denmark, and China (and joint venture interests in China that require active oversight); and an international sales and service team. Many of our customers and markets are outside North America, which creates a degree of complexity, and requires us to recruit executives with wider skills and more international experience than may be the case for many companies our size.

Setting longer-term performance targets in an early-stage business with significant volatility and market risks is particularly challenging. The PCGC seeks to balance setting concrete, challenging performance targets that reflect genuine progress in the business consistent with our strategy, which are also reasonably achievable and capable of dealing with the volatility and complexity of our business.

The PCGC seeks to balance the business factors with the expectations of our shareholders using the highest standards of governance and advice of our independent compensation consultants. As our business becomes more robust and predictable with the execution of our strategy, the PCGC intends to continue to align compensation more predictably with performance, for example, through the use of performance metrics that demonstrate and measure our performance relative to comparator group companies.

Executive Compensation Review

In 2019 and 2020, the PCGC engaged with Willis Towers Watson in order to conduct a competitive review of compensation for the executive team, including, base salary, performance bonus incentive, target total cash (salary and target bonus) and long-term incentive awards. Data were sourced by Willis Towers Watson from a comparator group (list disclosed below) and Willis Towers Watson’s General Industry Executive Compensation Survey. The PCGC considered the results of this review and the recommendations of Willis Towers Watson in its determination of executive base compensation adjustments.

Highlights of our Executive Compensation Philosophy

Our compensation philosophy focuses on creating shareholder value, paying for performance and effective risk management. Our objective is to pay competitively in the markets in which we compete for talent, while also aligning compensation with value created for shareholders.

We target our compensation at the 50th percentile of the market, with actual compensation varying above and below based on performance and relative experience.

Objectives	How We Achieve It
Attract and retain	●Paying compensation, including salaries, which are competitive in the markets in which we compete for executive talent
Motivate
●Directly linking bonuses to annual performance measures that are tied to our corporate strategy to motivate short-term performance
●Delivering a majority of long-term incentives contingent on achieving sustained performance consistent with our corporate strategy

Align
●Delivering a significant portion of total compensation in long-term incentives that are tied to our creation of shareholder value, including share price performance
●Requiring executive officers to maintain a meaningful equity ownership in Ballard

The Use of Benchmarking

Our overall compensation objective is to pay executives, on average, around the 50th percentile of our comparator group for achieving performance goals at the levels targeted by the Board. Over-achievement or under-achievement will result in actual payments for performance-based compensation being over or under the targeted amounts.

The PCGC reviews the composition of the comparator group annually and updates it as required. Benchmarking for a company of Ballard’s size and stage of business is particularly challenging as our industry is nascent and there are few direct comparables. Many of the direct competitors in our industry are private or smaller fuel cell companies that are publicly traded. By contrast, companies in broader comparator groups, such as industrials and technology companies, are often significantly larger revenue companies that provide similarly inappropriate benchmarks. In determining the appropriate comparator group, the PCGC considers several factors detailed below, including the labor markets in which we compete for executive talent.

In 2019, the PCGC, working with Willis Towers Watson, updated the comparator companies comprising the Corporation’s compensation comparator group to better reflect the Corporation’s current business size, complexity and market focus. A revised list of comparator companies was reviewed and accepted by the PCGC. The selected group of comparators includes a suitable mix of Canadian and United States companies exhibiting a mix of revenues, employee base, asset base, market capitalization, business complexity and market focus. In 2020, Willis Towers Watson conducted the annual review of the comparator group with the PCGC. It was determined there were no significant changes related to the criteria used in the previous year and it was agreed that the comparator group would remain constant for 2020/2021. This comparator group provides the primary source of compensation data used to review the competitiveness of our executive compensation. In addition, market survey data is used as a secondary source.

Our current comparator group is:

Canada (8)	United States (7)
ATS Automation Tooling Systems Inc.	Allied Motion Technologies Inc.
Calian Group Ltd.	American Superconductor Corporation
Enghouse Systems Limited	Bloom Energy Corporation
EXFO Inc.	Enphase Energy Inc.
Kinaxis Inc.	nLIGHT, Inc.
Magellan Aerospace Corporation	Plug Power Inc.
Sierra Wireless, Inc.	Ultralife Corporation
Westport Fuel Systems Inc.

The PCGC compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions at comparator group companies to the extent possible.

Market Analysis

In 2020, Willis Towers Watson assessed the market competitiveness of the compensation arrangements for Ballard’s executive team against the comparator group of companies, for target total direct compensation (salary + target bonus + long-term incentives). Based on this assessment, no changes were made to the compensation structure for 2020 as outlined below.

Compensation Framework for 2020

The compensation program for our executive officers has four primary components that deliver pay over the short- and long-term:

Element	Features	2020 Performance Measures
Base Salary	●Set to reflect market conditions and the size and scope of the role, internal alignment, as well as individual experience and performance	N/A
Annual Bonus
●Paid annually in cash or DSUs
●Each executive has a specified target bonus expressed as a percentage of base salary
●Actual bonuses based on Corporate and Individual performance multipliers that range from 0% - 150% of target based on Corporate and Individual performance
●Outcomes are formula-driven subject to the Board’s overarching discretion
Corporate Quantitative (50%) ●Revenue ●Adjusted EBITDA Qualitative (50%) ●Achieving Key Milestones for the Weichai-Ballard JV development program ●Signing Significant Strategic Agreement

Element	Features	2020 Performance Measures
Long-Term Incentive: Performance Share Units (PSUs)
●Each executive has a specified target long-term incentive expressed as a percentage of base salary
●75% of each executive’s target long-term incentive is awarded in the form of PSUs
●Each annual award is earned based on performance against Corporate objectives measured over three discrete annual performance periods (applying equally), with PSUs vesting and paying out only after completion of the third performance period (i.e., three-year cliff vesting)
●Payout can range from 0% - 150% of target award
●For special purposes (e.g. on-hire award), one-time awards vest in equal thirds over three-year period
●Annual Revenue ●Gross Margin $
Long-Term Incentive: Stock Options
●Annual grants (25% of each executive’s target long-term incentive is awarded in the form of Stock Options)
●Exercise price equal to market price at grant
●Awards vest in three equal annual tranches
●Seven-year term
●N/A ●Option value contingent on share price growth

Executive Pay Mix and the Emphasis on “At Risk” Pay

We emphasize performance by linking a significant proportion of our executive officers’ total annual compensation to corporate and individual performance. For 2020, the amount of target annual compensation earned that was “at risk” was 73% for the CEO and 57% for our other Named Executive Officers, in the form of variable and/or performance-related compensation as shown below (including annual bonus, PSUs and stock options). As such, executives will only receive value from those elements to the extent that the relevant performance conditions are met. With long-term incentive (LTI), values are also aligned with share price performance.

Total Target Direct Compensation Mix - CEO	Total Target Direct Compensation Mix - Other Executives

Pay for Performance and Incentive Awards Aligned with Shareholders Interests

The alignment between pay for performance for executive officers and Shareholder interests is clearly demonstrated as follows:

Annual Bonus Plan – Performance measures are substantially and directly linked to the Annual Operating Plan and certain strategic objectives, and achievement against those measures determines the size of the annual executive bonus award. When corporate performance is below the minimum level expected by the Board, this amount could be zero. Equally, over-achievement against the measures may result in payment of bonus greater than the targeted amount, up to a capped amount.

Long Term Incentive Plan – PSUs deliver compensation value to executives by tying the earning of PSUs (i.e. ability to receive value from units) to the extent that performance measures related to key business objectives are met. In addition, the value of each vested unit changes in line with movements in the Corporation’s Share price. Stock Options align pay with future Share price performance as the compensation realised is based solely on Share price appreciation in excess of the fair market value at the time of grant.

COMPENSATION GOVERNANCE

Share Ownership Guidelines and Share Trading Policy

Our minimum share ownership guidelines require each executive officer to own a minimum value of our Shares expressed as a multiple of base salary as set out below.

Position	Multiple of Base Salary
President and CEO	3.0x
Other Executives	1.0x

For the purposes of this section, the “fair market value” is defined as the closing price of our Shares as listed on the TSX on the date that the executive officer acquired the Shares, or DSUs were allocated to them. The CEO has met his minimum share ownership requirements: all other executive officers have met or are on track to meet the applicable guidelines. Executives have 5 years in which to meet these requirements.

Anti-Hedging Policy

Executives and directors are not permitted to hedge the market value of the Corporation securities granted to them as compensation or otherwise held, directly or indirectly, by them.

Compensation Risk Considerations

The PCGC and Board believe that the risk associated with our compensation practices is relatively low. Given the increased emphasis placed on ensuring that compensation practices do not encourage behaviours that expose the corporation to greater risk, the PCGC and Board continue to monitor this issue closely.

The PCGC and Board consider the risks associated with the Corporation’s compensation policies and practices are mitigated by:

●	its evaluation of the impact of each compensation component on management behaviour:

	o	total compensation levels are set relative to median of a comparator group of companies that are broadly comparable to the Corporation;

	o	base salary is set relative to median and at levels which the PCGC considers unlikely to create inappropriate risks;

	o	for short-term cash incentives, the potential risks are evaluated as low as the plan uses multiple metrics in the Corporate Multiplier, both quantitative and qualitative (described above) and maximum earnings available under each component of the plan are capped;

	o	the use of long-term incentives minimizes short-term or inappropriate risk-taking by linking value to long-term share price performance, and

	o	the long-term equity-based incentive programs are evaluated as low risk in structure, in part due to the mix of PSU and Option awards with overlapping terms and vesting / performance periods, and/or performance-based vesting conditions that are generally consistent with public company risks;

●	ensuring the PCGC and Board mandates reflect appropriate accountabilities, oversight and controls on the Corporation’s compensation policies and practices, especially as they relate to executive compensation; and

●	working with independent external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

The PCGC and Board have not identified any risks arising from the compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Advisors to the People Corporate Governance & Compensation Committee

Willis Towers Watson has been retained by the PCGC since 2008 to provide executive compensation benchmarking and general executive compensation, equity plan and Board compensation advisory services. In 2020, Willis Towers Watson provided input into long-term incentive plan design, and market competitiveness of the compensation arrangements for our executives and Board.

The following table sets out the fees paid to Willis Towers Watson during each of the two most recently completed financial years:

	Compensation-Related	All Other Fees
	Fees
2020	$138,176	Nil
2019	$94,170	Nil

Executive Claw-Back Provisions

Since 2017, all Named Executive Officers have agreed to the following claw-back provision:

●	Where there is a restatement of the financial results of the Corporation for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, and, in connection with such restatement a senior officer engaged in gross negligence, fraud or willful misconduct, the Board may: (a) require that a senior officer return or repay to the Corporation, or reimburse the Corporation for, all or part of the after-tax portion of any excess compensation; and/or (b) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for a senior officer to be cancelled.

How Executive Compensation is Determined

The PCGC reviews and approves executive officers’ compensation and benefits plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the PCGC:

●	Approves and recommends to the Board the appointment of our executive officers;

●	Reviews and approves the amount and form of their compensation, their development and succession plans, and any significant executive management changes;

●	Retains independent compensation consultants for professional advice and as a source of competitive market information as required;

●	Determines the annual compensation, sets the performance conditions relating to the annual bonus and long-term incentives, and determines the actual bonus payments in relation to our President and CEO. The President and CEO is not a member of the PCGC and does not participate in the portions of the PCGC discussions that relate directly to his personal compensation;

●	Seeks the advice and recommendations of our President and CEO with respect to the compensation of our other executive officers including setting annual compensation, approving performance conditions and targets for short- and long-term incentive awards, and proposed long-term incentive awards and actual bonus payments; and

●	Ensures all PCGC meetings include an in-camera session, and our PCGC is advised by independent compensation advisors.

Annual Salary

The PCGC approves the annual salary of our executive officers. Salary guidelines and adjustments for our executive officers are considered with reference to:

a)	compensation benchmarking as set out above;

b)	the experience and qualifications of each executive officer;

c)	the individual performance of each executive officer; and

d)	the scope of responsibilities of each executive officer.

In 2020, based on the analysis and recommendations from Willis Towers Watson, the following table outlines the base salaries in 2019 and the increases approved by the PCGC for 2020 base salaries.

	2020 Salary	2019 Salary
Randy MacEwen, President & CEO	$600,000	$577,500
Anthony Guglielmin, Senior Vice President & CFO	$370,000	$358,750
Robert Campbell, Senior Vice President & COO	$370,000	$358,750
Kevin Colbow, Senior Vice President & CTO	$290,000	$275,000
Sarbjot Sidhu, Senior Vice President, Operations	$240,000	$220,000

Annual Target Bonus for Executive Officers

In 2020, based on the analysis and recommendations from Willis Towers Watson, there were no changes made to short-term incentive structure or target bonus.

	2020 Annual Target Bonus	2019 Annual Target Bonus
Randy MacEwen	100%	100%
Anthony Guglielmin	70%	70%
Rob Campbell	70%	70%
Kevin Colbow	70%	70%
Sarbjot Sidhu	55%	55%

Annual performance bonus payments for each of the executive officers are determined at the discretion of the PCGC and the Board with reference to (i) actual annual corporate performance against predetermined Corporate Scorecard goals, resulting in a Corporate Scorecard Multiplier, and (ii) actual annual individual executive performance against predetermined annual individual objectives, resulting in an Individual Performance Multiplier.

For a full discussion of annual incentive compensation for our President and CEO, see the section entitled “CEO Compensation”.

Methodology for Determining Annual Incentives

For 2020, the actual annual bonus for each executive officer is determined by the PCGC based on the following formula:

Actual Bonus	=	Annual Base Salary	x	Target Bonus %	x	70% X Corporate Scorecard Multiplier	+	30% X Ind. Performance Multiplier

Corporate Scorecard Multiplier

The Corporate Scorecard Multiplier is determined on completion of each fiscal year by the PCGC and approved by the Board with reference to achievement against the goals set out in a Corporate Performance Scorecard approved by the PCGC and the Board at the start of the year. Each goal on the Corporate Performance Scorecard is assigned a relative weighting in terms of importance to the performance of the Corporation. The Corporate Performance Scorecard typically includes a mix of quantitative financial metrics and qualitative goals. The quantitative financial metrics typically include a threshold level of performance below which the contribution of that goal to the overall corporate scorecard multiplier is zero, and a maximum beyond which no further contribution to the corporate scorecard multiplier accrues. For 2020, we changed our approach to setting the Corporate Scorecard. The financial targets in the Corporate Scorecard reflect the annual operating plan goals and if met receive a 100% payout for the metric (versus a 50% payout in prior years if met).

For 2020, the Corporate Performance Scorecard reflected a balance of quantitative annual goals focused on delivery of the 2020 operating plan (50% of the scorecard) and qualitative goals focused on key strategic outcomes to be achieved during 2020 to better position the Corporation for longer term success (50% of the scorecard).

The quantitative annual goals related to annual revenue and adjusted EBITDA weighted 25% each, representing a total of 50% of the 2020 Corporate Scorecard. The range of possible scoring against each of these quantitative goals was between 0% and 150% of achievement, with a 100% rating being achieved at the Corporation’s annual operating plan for 2020.

The two qualitative goals were each weighted at 25% (50% in total). The first qualitative goal was focused on the Corporation’s achievement against key milestones for the development program with Weichai Ballard Hy-Energy Technologies Co., Ltd. (the “Weichai-Ballard JV”). The second qualitative goal was focused on signing an agreement relating to a significant strategic transaction, major customer program or major commercial contract for a market outside of China that supports future scaling and profitability.

As outlined in the PCGCC Chair’s letter (see page 50), the Board exercised discretion and adjusted the quantitative annual goals in the Corporate Scorecard to account for the COVID-19 impacts on revenue and gross margin. The key considerations the Board took into account were:

Fairness to Stakeholders:

●	Shareholders: There was significant shareholder value creation in 2020.
●	Employees: Ballard immediately committed to “Near-Term Income Protection” for employees, made no layoffs and did not reduce employee compensation. The Board believed it was important for employees to feel that they have been treated fairly, recognized and motivated.
●	Customers: Ballard openly communicated with customers early and considered customers in the response plan. We provided ongoing/increased customer support.
●	Suppliers: Ballard openly communicated with suppliers and worked with its supply chain to revise production and delivery schedules and to honour supply agreements.

Financial:

●	Financial Impact: 2020 Revenue was negatively impacted by ~$28m as a result of COVID-19. Impact on Adjusted EBITDA was muted given the implementation of cost control measures.
●	Financial Stability: The Corporation is not in financial distress. The balance sheet strengthened in 2020 with the addition of $720m in gross proceeds through equity financings.

Government Assistance:

●	The Corporation received government assistance that was offset by increased COVID-related costs (increased sick and health time, personal protective equipment (PPE), extra cleaning, temperature screening, etc.).

Team Response to COVID-19:

●	Ballard established a COVID-19 Response Team in early March with a clear mandate including 6 priorities: (1) protect employees and customers; (2) model exposure by stress testing P&L and liquidity; (3) defend against revenue declines; (4) stabilize operations; (5) plan immediate cost reductions to conserve cash; and (6) play offense, not just defense.
●	Established a COVID-19 response plan and implemented all appropriate safety precautions, including: rapidly purchased PPE and established physical distancing and other precautions in our facilities; implemented “work from home” policies and health leave for COVID-19; and implemented consistent and effective employee communications throughout 2020.
●	Our employees responded with empathy, flexibility, teamwork and professionalism under stressful and exhausting circumstances.

Historical Considerations:

●	In the past, bonuses have been appropriately variable with performance, and in considering all the circumstances, the Board felt that exercising its discretion was warranted.

Based on the Corporation’s actual performance in 2020 and the above considerations, the Board applied its discretion and assessed the Corporate Performance Scorecard as follows:

Component Weight	Performance Areas	Performance Highlights
Quantitative (50%)	Annual revenue	Partially achieved
	Adjusted EBITDA	Partially achieved
Qualitative (50%)	Achieve key milestones for the Weichai - Ballard Joint Venture development program	Substantially achieved
	Signing significant strategic agreement	Achieved

The Corporation’s 2020 revenue of $103.9 million did not achieve 100% of the annual operating plan target. The 2020 adjusted EBITDA of ($25.1 million) did not achieve 100% of the annual operating plan target.

The Corporation met or exceeded 90% of the key milestones for the Weichai-Ballard JV development program, on-time delivery of quality products and support of increased functional capability. The Corporation also signed several strategic agreements in 2020, including with Mahle to collaborate on the European truck market; and a preferred supplier agreement with Wrightbus for the European bus market.

Based on the above achievements and in light of the challenges associated with the COVID-19 pandemic, the Board applied its discretion to the quantitative objectives and determined the Corporate Scorecard Multiplier achievement for 2020 was 89%.

Individual Performance Multiplier

The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer, and demonstration of the Corporation’s cultural values. Individual goals are set for individual executive officers by the CEO and reviewed by the PCGC, and are based on agreed, objective and identifiable measures related to their roles, and aligned to the corporate performance goals. An individual performance multiplier greater than 100% may be awarded for superior performance against these goals, with an individual performance multiplier of less than 100% being awarded for performance that does not achieve the goals.

In 2020, Named Executive Officers had an individual multiplier of 100% - 125%. Our executive officers received their 2020 bonus in cash.

A summary of the Named Executive Officers’ annual bonus payments for 2020 is as follows:

Name	Target Bonus (% Salary)	Corporate Multiplier	Individual Multiplier	Performance Bonus	Bonus Paid as % Salary
Randy MacEwen	100%	89%	1.25	$598,800	99.8%
Anthony Guglielmin	70%	89%	1.25	$258,482	70%
Rob Campbell	70%	89%	1.05	$242,942	66%
Kevin Colbow	70%	89%	1.00	$187,369	65%
Sarbjot Sidhu	55%	89%	1.05	$123,816	52%

Long Term Incentives

We provide our executive officers with equity-based long-term incentives through the Consolidated Share Option Plan (“Option Plan”) and the Consolidated Share Distribution Plan (“SDP”). Our equity-based long-term incentives typically take the form of Stock Options or PSUs. These plans are designed to align executive officer remuneration with performance and long-term shareholder value. They serve a vital role in retaining executives as value under the plans is only received over time.

LTI Mix

Performance Share Units

Performance Share Units (PSUs) typically comprise 75% of the long-term incentive compensation provided to an executive. The number of PSUs granted to each executive officer is usually determined in the first quarter of each financial year, as a percentage of base salary. The PSUs provide for earning of one third of the grant each year over a period of three years, subject to achievement of certain performance criteria (the “PSU Scorecard”) in each year. The amount of potential earned PSUs is based on performance against the PSU Scorecard in each year. Below a threshold PSU Scorecard performance, no PSUs are earned. Up to 150% of PSUs can be earned for PSU Scorecard performance in excess of 100%.

Although PSUs are earned during each of the three years based on performance, they are also subject to a vesting time period. For example, for PSUs granted in 2020, one third are eligible to be earned in each of 2020, 2021 and 2022; all earned PSUs will then vest in early 2023. Redemption of vested PSUs may be satisfied either with Shares bought under the Market Purchase PSU Plan or by treasury Shares reserved under the SDP.

One-time new hire PSU grants that are subject to time vesting only vest in three equal annual tranches over three years and are not subject to the PSU Scorecard.

Stock Options

Stock options are an integral part of each executive’s annual compensation package and are granted annually in respect of approximately 25% of the long-term incentive compensation to be provided to an executive.

Under our Option Plan:

a)	the exercise price of each option is determined by the Board, but must not be less than the closing price per Share on the TSX or NASDAQ on the last trading day before the date the option is granted;

b)	on each of the first, second and third anniversaries of the grant date, one-third of the award will vest and become exercisable; and

c)	vested options may normally be exercised for a period of seven years from the grant date (the option “term”).

Target Value of LTI

The target value of long-term incentives granted to Named Executive Officers in 2020, and the composition of long-term incentives is set out in the table below.

	Total LTI Mix (%)
Name	Target LTI (% Salary)	PSUs[1]	Stock Options[2]
Randy MacEwen	175%	75%	25%
Anthony Guglielmin	70%	75%	25%
Rob Campbell	70%	75%	25%
Kevin Colbow	70%	75%	25%
Sarbjot Sidhu	55%	75%	25%

1 Converted to a number of PSUs dividing the dollar value by the closing Share price on the TSX on the award date.

2 Converted to a number of options by dividing the dollar value by the Black-Scholes value of the option on the award date.

The exercise price of these options was determined based on the closing Share price on the day prior to the award date.

This element of compensation supports the Corporation’s overall compensation objectives by linking our Shareholders’ interests with those of our executive officers, by providing our executive officers with compensation that is driven by the experience of our Shareholders in terms of our share price performance, and in the case of PSUs is further tied to the achievement of performance measures. In addition, we require our executive officers to comply with minimum share ownership guidelines that further align them with the Shareholders’ experience.

For 2020, the awards to our Named Executive Officers were as follows:

	Number Granted (March 5, 2020)
Name	Total LTI Granted ($)	PSUs	Stock Options
Randy MacEwen	1,050,000	55,380	39,833
Anthony Guglielmin	259,000	13,660	9,825
Rob Campbell	259,000	13,660	9,825
Kevin Colbow	203,000	10,707	7,701
Sarbjot Sidhu	132,000	6,962	5,008
Total	1,903,000	100,369	72,192

Vesting Awards

In 2020, the following PSUs vested and were redeemed into Shares for the Named Executive Officers:

On March 6, 2020, 289,162 PSUs vested and after statutory withholdings, 145,157 PSUs were redeemed into Shares, representing the 2017 annual PSU awards granted to Messrs. MacEwen, Guglielmin, Colbow and Ms. Sidhu, a third of which were earned subject to the 2017, 2018, and 2019 PSU Scorecard achievements, which were 138.7%, 61%, and 123%, respectively.

On June 9, 2020, 26,944 PSUs vested and after statutory withholdings, 13,526 PSUs were redeemed into shares, representing one-third of Mr. Campbell’s new hire PSU grant in 2017 that is subject to time vesting only.

On September 22, 2020, 41,341 PSUs vested and after statutory withholdings, 20,324 PSUs were redeemed into Shares, representing 2017 PSU awards granted to Messrs. MacEwen, Guglielmin, Campbell and Colbow, a third of which were earned subject to the 2017, 2018, and 2019 PSU Scorecard achievements, which were 138.7%, 61%, and 123%, respectively.

On December 7, 2020, 7,898 PSUs vested and after statutory withholdings, 3,672 PSUs were redeemed into shares, representing one-third of Ms. Sidhu’s promotion PSU grant in 2018 that is subject to time vesting only.

Earned Awards

In 2020, the performance criteria for the PSU Scorecard were scaled targets for annual revenue and gross margin dollars that were linked to the 2020 Annual Operating Plan but lower than the corresponding Corporate Scorecard targets. Revenue and gross margin performance were weighted equally under the PSU Scorecard.

Based on the Corporation’s performance and the key considerations of the impact of COVID-19 discussed above, Board applied its discretion and determined the PSU Scorecard achievement for 2020 was 96%. As a result, for outstanding PSU awards granted in 2018, 2019 and 2020 that are subject to it, 96% of the PSUs were earned. As noted above, these awards are subject to a 3-year cliff vesting period.

	Annual PSU Scorecard Performance
	2018	2019	2020	2021	2022
2018 Grant	61%	123%	96%	93.34% Redeemed to shares on March 12, 2021	N/A
2019 Grant		123%	96%	TBD	TBD
2020 Grant			96%	TBD	TBD

CEO Compensation

In April 2018, Mr. MacEwen transitioned onto Ballard’s United States payroll system. His compensation was based on CDN $550,000, converted to United States dollars and paid through the Ballard United States payroll system. In February 2019, Mr. MacEwen’s base salary was adjusted to CDN $577,500 (converted to United States dollars). In January 2020, Mr. MacEwen transitioned onto Ballard’s Canadian payroll system with his base salary of CDN $577,500. His compensation was adjusted to CDN $600,000 in March 2020 in alignment with the annual compensation review process.

Mr. MacEwen’s target bonus for 2020 was CDN$600,000, which was 100% of his annual base salary. His actual bonus for 2020 was determined by the PCGC on the basis of corporate financial and operational performance reflected in the Corporate Performance Scorecard rating (70% weighting), plus performance relative to his individual goals for 2020 (30% weighting), as approved by the Board.

Performance	Outcome
Corporate	Specific corporate quantitative and qualitative results are described in detail under “Corporate Scorecard Multiplier” In 2020, the Corporate Scorecard Multiplier was 89% of target
Individual

Mr. MacEwen’s individual objectives for 2020 were:

1.Sustainability – Over-Achieved

This objective focused on improving the Corporation’s positioning to achieve profitability and cash flow breakeven by strengthening the Company’s strategic positioning (including markets, customers, technology, products, competencies, assets) for long-term health, profitability, success and risk mitigation.

2.Strategy Development and Communications – Over-Achieved

This objective focused on improving the corporate strategy development process, including management and board engagement, as well as communication of strategy to various stakeholders.

3.Organizational Design and Development – Over-Achieved

This objective focused on continuous improvement of the Company’s organizational design and development, including: living our cultural values, improving the safety culture, knowledge sharing and how the organization works together, ensuring the continued development and strengthening of the executive team and organizational capabilities to support the strategic plan.

In 2020, Mr. MacEwen’s individual performance multiplier was 125% of target.

Overall Outcome

Mr. MacEwen’s annual bonus award was CDN$598,800 representing 99.8% of his target bonus, based on a corporate multiplier of 89% (weighted 70%) and an individual performance multiplier of 125% (weighted 30%).

Long-term Incentives	Type	Value	Features
Annual Award ($)	Stock Option	$262,500	7-year term, with one-third of the options vesting at the end of each of the first three years
	PSU	$787,500	3-year vesting with performance criteria

73% of the CEO’s target compensation is ‘at-risk’ (via the annual bonus plan and long term incentive awards): 61% of his target compensation is linked directly to performance goals (via annual bonus plan and PSUs); and 47% of his target compensation is linked to the performance of the Ballard Shares (via PSUs and Stock Option grants).

Total Target Direct Compensation Mix - CEO	2020 Annual Direct Compensation Elements - CEO

CEO Realized Pay

In 2020, actual CEO realized pay, as defined by the sum of base salary earned, annual bonus achieved plus the value of vested equity during the year equalled CDN$4,506,536 in total.

Perquisites

In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

Executives are eligible to receive a matching contribution by the Corporation to their RRSP. All executives receive an RRSP contribution up to 50% of the maximum amount allowable under the Income Tax Act (Canada). Annual contributions are pro-rated for any partial year of employment.

In 2020

Mr. MacEwen, Mr. Guglielmin, Mr. Campbell, Dr. Colbow, and Ms. Sidhu received an RRSP contribution from the Corporation, equal to 50% of the maximum amount allowable under the Income Tax Act (Canada), as each of them made an equivalent personal matching contribution.

None of the Named Executive Officers participated in any Corporation-sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor did they receive contributions to any such plan on their behalf from the Corporation.

2021 Program Changes

The PCGC, with the assistance of Willis Towers Watson, made two changes to our executive compensation program effective for 2021.

Long-Term Incentive

For 2021, we increased the target value of the CEO’s annual-long term incentive grant from 175% of base salary to 220% of base salary. The PCGC determined that this target value for the CEO’s long-term incentive more closely aligned with market conditions as determined by reviewing CEO long-term incentive grants by our comparator companies and is consistent with our principle of ensuring pay for performance that is aligned with shareholders’ interests.

We increased the maximum PSU vesting cap from the current 150% to 200% to better align with market conditions and to provide further performance incentive.

Performance Graph

The following graph compares the total cumulative return to a Shareholder who invested $100 in our Shares on December 31, 2010, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years. NASDAQ data was selected because the majority of trading of Ballard’s shares (typically >75%) occurs on this exchange.

(Dec 31)	2015	2016	2017	2018	2019	2020
	($)	($)	($)	($)	($)	($)
Ballard	100	106	283	153	460	1500
NASDAQ	100	108	138	133	179	257
Composite Index

The trend shown by this graph does not reflect the trend in the Corporation’s compensation to its Named Executive Officers.

Executive Compensation Tables

The following table summarizes the compensation paid for the fiscal years ended on December 31, 2018, December 31, 2019 and December 31, 2020 to our Named Executive Officers.

Summary Compensation Table
				Long-Tern Incentives
				Share-Based	Option-Based	All Other	Total
Name and Principal		Salary(5)	Bonus(6)	Awards(7)	Awards(8)	Compensation(9)	Compensation
Position	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)
Randy MacEwen(1, 2)	2020	619,466	598,800	787,500	262,500	54,903	2,323,169
President and Chief	2019	555,737	629,309	523,261	174,357	36,921	1,919,585
Executive Officer	2018	544,369	643,133	515,625	171,875	37,651	1,912,653
Anthony Guglielmin	2020	382,500	258,482	194,250	64,750	50,904	950,886
Senior Vice President	2019	357,404	283,143	188,344	62,781	38,727	930,399
and Chief Financial	2018	350,000	315,658	183,750	61,250	41,116	951,774
Officer
Robert Campbell	2020	382,500	242,942	194,250	64,750	35,009	919,451
Senior Vice President	2019	357,404	283,143	188,344	62,781	31,071	922,743
and Chief	2018	350,000	298,161	183,750	61,250	80,155	973,316
Commercial Officer
Kevin Colbow(3)	2020	294,000	187,369	152,250	50,750	31,855	716,224
Senior Vice President	2019	270,385	217,044	144,375	48,125	29,929	709,858
and Chief	2018	250,000	167,428	103,500	34,500	26,955	582,383
Technology Officer
Sarbjot Sidhu(4)	2020	246,154	123,816	99,000	33,000	29,580	531,550
Senior Vice	2019	220,000	136,428	90,750	30,250	29,496	506,924
President, Operations	2018	162,327	79,967	120,750	113,450	17,655	494,149
(1)	Mr. MacEwen was appointed President and Chief Executive Officer as of October 6, 2014. He is also a director but receives no compensation for his service as a director.
(2)	In April 2018, Mr. MacEwen transitioned onto Ballard’s United States payroll system and from that date, Mr. MacEwen’s compensation was paid in United States dollars. In 2019, his compensation was increased from CDN $550,000 to CDN $577,500 effective February 25, 2019. The portion of his compensation paid before that date was converted to United States dollars based on the prevailing exchange rate effective April 1, 2018; for the remainder of 2019, his compensation was converted to United States dollars based on the prevailing exchange rate effective February 25, 2019. On January 1, 2020, Mr. MacEwen transitioned onto Ballard’s Canadian payroll system with a base salary of CDN $577.500. In 2020, Mr. MacEwen’s base salary was increased to CDN $600,000 as part of the annual compensation review. The United States dollar amounts were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2020.
(3)	Dr. Colbow was appointed Vice President and Chief Technology Officer on March 7, 2019. He previously served as Vice President, Technology & Product Development.
(4)	Ms. Sidhu was promoted to the position of Vice President, Operations on December 1, 2018.
(5)	Salary of each of the Named Executive Officers was paid in Canadian dollars, with the exception of Mr. MacEwen effective April 1, 2018 (US$3,372 for 2020, US$436,488 for 2019 and US$319,564 for 2018). The United States dollar amounts for 2020 were US$486,543, US$300,424, US$300,424, US$230,914, and US$193,335 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2019 were US$436,488, US$280,713, US$280,713, US$212,366, and US$172,793 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2018 were US$427,560, US$274,898, US$274,898, US$196,356, and US$127,495 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms.Sidhu, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2020.
(6)

Bonus of each of the Named Executive Officers was paid in cash. Cash bonus was paid in Canadian dollars with the exception of Mr. MacEwen’s 2019 bonus and a portion of his 2018 bonus, which were paid in United States dollars (US$494,273 for 2019 and US$377,464 for 2018).

The United States dollar amounts for 2020 were US$470,311, US$203,018, US$190,812, US$147,164, and US$97,248 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2019 were US$494,273, US$222,387, US$222,387, US$170,471, and US$107,153 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2018 were US$505,131, US$247,925, US$234,182, US$131,502, and US$62,808 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2020.

(7)	Represents the total fair market value of PSUs issued to each Named Executive Officer during the 2020, 2019, and 2018 fiscal years. This amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award. Fair value is determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value) is recorded as compensation expense in the statement of operations over vesting periods of one to three years. There is no difference in Canadian dollars between the grant date fair market value of the award and the accounting fair value.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of PSUs with the remaining 25% being awarded in the form of stock options in 2020, 2019, and 2018. The number of PSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX and NASDAQ on the date of issuance). The number of PSUs issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2020, December 31, 2019, and December 31, 2018 is as follows:

Share-Based Awards
				Fair Market Value
Named Executive			PSUs	of a Share	Total
Officer	Year		(#)	(CDN$)(A)	(CDN$)(B)
Randy MacEwen	2020		55,380	14.22	787,500
	2019		134,308	3.90	523,261
	2018		106,976	4.82	515,625
Anthony Guglielmin	2020		13,660	14.22	194,250
	2019		46,163	4.08	188,344
	2018		38,122	4.82	183,750
Robert Campbell	2020		13,660	14.22	194,250
	2019		46,163	4.08	188,344
	2018		38,122	4.82	183,750
Kevin Colbow	2020		10,707	14.22	152,250
	2019		35,386	4.08	144,375
	2018		21,473	4.82	103,500
Sarbjot Sidhu	2020		6,962	14.22	99,000
	2019		22,243	4.08	90,750
	2018	(C)	29,919	4.04	120,750
(A)	The fair market value of a Share has been calculated using the closing price of the Shares underlying the PSUs on the TSX or NASDAQ on the date of issuance. United States dollar amounts were converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2020.
(B)	The United States dollar amounts for 2020 were US$618,520, US$152,568, US$152,568, US$119,581, and US$77,757 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2019 were US$410,981, US$147,930, US$147,930, US$113,395, and US$71,277 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2018 were US$398,720, US$142,089, US$142,089, US$80,034, and US$93,373 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2020.
(C)	Included in the PSUs issued to Ms. Sidhu in 2018 was a $90,750 grant of 23,695 PSUs (time vested only), which represented a promotion grant upon her appointment in December 2018.
(8)

Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 4 years, expected volatility of 61% and risk free interest rate of 1% for 2020; expected life of 4 years, expected volatility of 57% and risk free interest rate of 2% for 2019; and expected life of 4 years, expected volatility of 64% and risk free interest rate of 2% for 2018. Accounting fair value is recorded as compensation expense in the statement of operations over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value).

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of PSUs with the remaining 25% being awarded in the form of stock options in 2020, 2019, and 2018. The number of stock options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance). The number of stock options issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 is as follows:

Option-Based Awards
			Shares Under	Black-Scholes Value of
			Options	Shares on Date of Grant	Fair Market Value
Named Executive Officer	Year		(#)	(CDN$/Share)(A)	(CDN$)(B)
Randy MacEwen	2020		39,833	6.59	262,500
	2019		99,235	1.76	174,357
	2018		71,023	2.42	171,875
Anthony Guglielmin	2020		9,825	6.59	64,750
	2019		34,120	1.84	62,781
	2018		25,310	2.42	61,250
Robert Campbell	2020		9,825	6.59	64,750
	2019		34,120	1.84	62,781
	2018		25,310	2.42	61,250
Kevin Colbow	2020		7,701	6.59	50,750
	2019		26,155	1.84	48,125
	2018		14,256	2.42	34,500
Sarbjot Sidhu	2020		5,008	6.59	33,000
	2019		16,440	1.84	30,250
	2018	(C)	56,621	2.00	113,450
(A)	The fair market value of a Share has been calculated based on the Black-Scholes valuation model using the Canadian dollar closing price of the Shares underlying the options on the TSX on the date of issuance.
(B)	The United States dollar amounts for 2020 were US$206,173, US$50,854, US$50,854, US$39,860, and US$25,921 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2019 were US$136,944, US$49,309, US$49,309, US$37,799, and US$23,759 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2018 were US$132,907, US$47,363, US$47,363, US$26,678, and US$87,729 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2020.
(C)	Included in the stock options issued to Ms. Sidhu in 2018 was a grant of 20,000 stock options in June 2018. In addition, a grant of 16,621 stock options, which represented a promotion grant upon her appointment in December 2018.
(9)

All Other Compensation was paid in Canadian dollars with the exception of Other Compensation for Mr. MacEwen, which was paid in part in United States dollars (US$12,304 for 2020, US$28,999 for 2019 and US$16,706 for 2018). The United States dollar amounts for 2020 were US$43,122, US$39,981, US$27,496, US$25,020, and US$23,233 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2019 were US$28,999, US$30,417, US$24,404, US$23,507, and US$23,167 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The United States dollar amounts for 2018 were US$29,572, US$32,293, US$62,956, US$21,171, and US$13,867 for Messrs. MacEwen, Guglielmin, Campbell, Colbow, and Ms. Sidhu, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada rate of exchange on December 31, 2020.

The value of the items included in this amount was based on the aggregate incremental cash cost to the Corporation. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

		All Other Compensation
Named Executive		Retirement Benefits	Insurance Premiums	Other(A)	Total
Officer	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)
Randy MacEwen	2020	14,150	4,305	36,448	54,903
	2019	10,712	840	25,369	36,921
	2018	12,124	753	24,774	37,651
Anthony Guglielmin	2020	13,627	1,604	35,673	50,904
	2019	13,264	1,449	24,014	38,727
	2018	13,120	1,202	26,794	41,116
Robert Campbell	2020	14,304	2,316	18,389	35,009
	2019	13,264	1,449	16,358	31,071
	2018	13,120	1,268	65,767	80,155
Kevin Colbow	2020	13,627	1,885	16,343	31,855
	2019	13,264	1,440	15,225	29,929
	2018	12,939	1,116	12,900	26,955
Sarbjot Sidhu	2020	13,627	1,553	14,400	29,580
	2019	13,264	1,007	15,225	29,496
	2018	8,410	545	8,700	17,655
(A)	Includes automobile allowances, temporary living and travel allowances, financial planning services and medical and health benefits. For Mr. Campbell, other compensation in 2018 also includes a $50,000 cash award granted on his appointment in May 2017 that vested at the end of 2018.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2020.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2020)

	Option-Based Awards					Share-Based Awards
	Number of Securities		Option			Number of PSUs	Market or Payout
	Underlying		Exercise		Value of Unexercised In-	That Have Not	Value of PSUs That
Named Executive	Unexercised Options		Price(1)	Option	The-Money Options(2)	Vested	Have Not Vested(3)
Officer	(#)		(CDN$)	Expiration Date	(CDN$)	(#)	(CDN$)
Randy MacEwen	23,675	(4)	4.82	Mar. 1, 2025	0	301,255	8,973,243
	66,157	(4)	3.90	Mar. 18, 2026	0
	39,833	(4)	14.22	Mar. 6, 2027	0
Anthony Guglielmin	47,524		1.80	Feb. 26, 2023	1,329,722	99,451	2,961,662
	34,317		2.67	Mar. 3, 2024	930,334
	6,400		4.02	Jun. 9, 2024	164,864
	25,310	(5)	4.82	Mar. 1, 2025	421,150
	34,120	(6)	4.08	Mar. 18, 2026	292,286
	9,825	(4)	14.22	Mar. 6, 2027	0
Robert Campbell	8,437	(4)	4.82	Mar. 1, 2025	0	99,451	2,961,662
	22,747	(4)	4.08	Mar. 18, 2026	0
	9,825	(4)	14.22	Mar. 6, 2027	0
Kevin Colbow	20,000		2.98	Feb. 27, 2022	536,000	69,134	2,058,804
	24,752		1.80	Feb. 26, 2023	692,561
	17,873		2.67	Mar. 3, 2024	484,537
	4,528		4.02	Jun. 9, 2024	116,641
	14,256	(7)	4.82	Mar. 1, 2025	237,220
	26,155	(8)	4.08	Mar. 18, 2026	224,053
	7,701	(4)	14.22	Mar. 6, 2027	0
Sarbjot Sidhu	12,000		1.80	Feb. 26, 2023	335,760	44,701	1,331,192
	20,000		2.67	Mar. 3, 2024	542,200
	20,000	(9)	4.82	Mar. 1, 2025	332,792
	20,000	(9)	3.63	Jun. 26, 2025	348,658
	16,621	(10)	3.83	Dec. 7, 2025	287,526
	16,440	(11)	4.08	Mar. 18, 2026	140,836
	5,008	(4)	14.22	Mar. 6, 2027	0
(1)	All figures are in Canadian dollars. Where options are exercisable in United States dollars, the exercise price has been converted to Canadian dollars using the Bank of Canada rate of exchange on December 31, 2020.
(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX or NASDAQ as at December 31, 2020, and the exercise price of the option. Where the difference is a negative number, the value is deemed to be 0.
(3)

This amount is calculated by multiplying the number of PSUs that have not vested by the closing price of the Shares underlying the PSUs on the TSX or NASDAQ as at December 31, 2020.

Such amounts may not represent the actual value of the PSUs which ultimately vest, as the value of the Shares underlying the PSUs may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would not be feasible for the Corporation to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, the Corporation has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Unvested options.
(5)	Comprising 16,873 vested and 8,437 unvested options.
(6)	Comprising 11,373 vested and 22,747 unvested options.
(7)	Comprising 9,504 vested and 4,752 unvested options.
(8)	Comprising 8,718 vested and 17,437 unvested options.
(9)	Comprising 13,333 vested and 6,667 unvested options.
(10)	Comprising 11,080 vested and 5,541 unvested options.
(11)	Comprising 5,480 vested and 10,960 unvested options.

The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2020 by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year (2020)

	Option-Based Awards – Value Vested During the Year(1)	Share-Based Awards – Value Vested During the Year(2)	Non-equity incentive plan compensation – Value earned during the year
Named Executive Officer	(CDN$)	(CDN$)	(CDN$)
Randy MacEwen	794,129	2,494,141	598,800
Anthony Guglielmin	287,473	981,417	242,482
Robert Campbell	454,859	675,553	242,942
Kevin Colbow	175,324	553,476	187,369
Sarbjot Sidhu	374,175	353,903	123,816
(1)

This value was determined by calculating the difference between the market price of the underlying Shares on the TSX or NASDAQ on the vesting date and the exercise price of the options on the vesting date. Where the difference is a negative number the value is deemed to be 0.

(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX or NASDAQ on the vesting date.

The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 237,125.

For a detailed description of the principal terms of our equity-based compensation plans, see “Equity-Based Compensation Plans”, below. As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2020, there were 613,992 PSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these PSUs will be determined by the Board at the appropriate time, and they are set to vest (subject to the terms of the Consolidated Share Distribution Plan or Market Purchase PSU Plan) as follows:

Named Executive Officer	Number of PSUs That Have Not Vested	Vesting Date
Randy MacEwen	101,271	February 28, 2021
	144,604	March 15, 2022
	55,380	March 5, 2023
Anthony Guglielmin	36,089	February 28, 2021
	49,702	March 15, 2022
	13,660	March 5, 2023
Robert Campbell	36,089	February 28, 2021
	49,702	March 15, 2022
	13,660	March 5, 2023
Kevin Colbow	20,328	February 28, 2021
	38,099	March 15, 2022
	10,707	March 5, 2023
Sarbjot Sidhu	5,892	February 28, 2021
	7,899	December 6, 2021
	23,948	March 15, 2022
	6,962	March 5, 2023

PENSION PLAN BENEFITS

None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include typical terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

The annual salary paid to each of our Named Executive Officers under their employment agreements for 2020 was as follows: CDN$619,466 for Mr. MacEwen; CDN$382,500 for Mr. Guglielmin; CDN$382,500 for Mr. Campbell; CDN$294,000 for Dr. Colbow; and CDN$246,154 for Ms. Sidhu.

Pursuant to these employment agreements, a Named Executive Officer’s employment terminates immediately, without any required period of notice or payment in lieu thereof, for just cause or upon the death of the executive. In every other circumstance for Mr. MacEwen and Mr. Guglielmin, other than on following a change of control, we are required to provide notice of up to 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period. For Mr. Campbell, we are required to provide notice of up to 12 months plus one month for every year of employment completed with us, to a maximum of 18 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period. For Dr. Colbow, we are required to provide statutory notice plus one day for each month worked, or payment in lieu of such notice, consisting of the salary and other benefits that would have been earned during such notice period. For Ms. Sidhu, we are required to provide notice of 12 months plus an additional 3 months after 5 completed years of service, or payment in lieu of such notice, consisting of the salary and other benefits that would have been earned during such notice period.

The employment contracts for Mr. MacEwen, Mr. Guglielmin and Mr. Campbell contain change of control provisions that include a “double-trigger” in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within two years following the date of a change of control, the executive is entitled to payment in lieu of a 24 month notice period. For these purposes, a “change of control” under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;

(b)

the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the Shareholders for election to the Board by a majority of the Directors;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or

(d)	Ballard is involved in any business combination that results in Ballard’s Shareholders owning less than one-half of the voting shares of the combined entity.

In addition, all Named Executive Officers have agreed to the claw-back provision discussed previously.

Equity-Based Compensation Plans

	Resignation	Involuntary	Retirement	Change of	Termination for Cause
		Termination		Control
Stock Options[1]	Vesting stops on termination date.	Vesting stops on termination date.	Stock options continue to vest.	All stock options vest.	Vesting stops on termination date.
	Exercise of vested stock options within 30 days or otherwise forfeited.	Exercise of vested stock options within 90 days or otherwise forfeited.			Exercise of vested stock options within 30 days or otherwise forfeited.
Performance Share Units	All PSUs expire on the last day of work.	All PSUs expire on the last day of work.	PSUs continue to vest.	All PSUs vest.	All PSUs expire on the last day of work.
Deferred Share Units	Redeemed to shares by no later than December 31 of the first calendar year commencing after employment is terminated; except in the case of US holders, whose DSUs will be redeemed for shares approximately 6 months after termination of employment.
(1)

If a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period).

The Option Plan provides for the vesting of options upon an accelerated vesting event, which is defined as:

(a)	a person making a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares;

(b)	any person or persons acting in concert acquiring more than 50% of Ballard’s Shares;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;

(d)	Ballard joins in any business combination that results in Ballard’s Shareholders owning less than 50% of the voting shares of the combined entity; or

(e)	any other transaction is approved, a consequence of which is to privatize Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

Under the SDP, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of the restriction period applicable to PSUs such that holders will become immediately entitled to receive Shares in respect of their PSUs (subject to applicable plan requirements).

The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive if on December 31, 2020: (1) their employment was terminated without just cause; (2) a change of control occurred; or, (3) their employment was terminated without just cause and that termination occurred following a change in control.

Named Executive Officer	Triggering Event (as of December 31, 2020)
	Termination of Employment (2)	Change of Control (3)	Termination of Employment
	(CDN$)(1)	(CDN$)(1)	following Change of Control
			(CDN$)(1)
Randy MacEwen
Severance	$1,800,000	$0	$2,400,000
Other benefits	$82,354	$0	$134,805
Accelerated vesting	$0	$8,973,243	$0
Total	$1,882,354	$8,973,243	$2,534,805
Anthony Guglielmin
Severance	$1,153,167	$0	$1,258,000
Other benefits	$93,322	$0	$126,806
Accelerated vesting	$0	$6,100,018	$0
Total	$1,246,489	$6,100,018	$1,384,806
Robert Campbell
Severance	$786,250	$0	$1,258,000
Other benefits	$43,760	$0	$95,016
Accelerated vesting	$0	$2,961,662	$0
Total	$830,010	$2,961,662	$1,353,016
Kevin Colbow
Severance	$639,859	$0	$639,859
Other benefits	$38,715	$0	$38,715
Accelerated vesting	$0	$4,349,816	$0
Total	$678,574	$4,349,816	$678,574
Sarbjot Sidhu
Severance	$499,620	$0	$499,620
Other benefits	$36,975	$0	$36,975
Accelerated vesting	$0	$3,318,964	$0
Total	$536,595	$3,318,964	$536,595
(1)	All values are in Canadian dollars, unless otherwise stated
(2)	Based on accrued service to December 31, 2020.
(3)

All options and PSUs vest immediately upon a change of control in accordance with the Stock Option Plan and SDP, as applicable. Value shown equals, in the case of PSUs, the price of the underlying Shares on December 31, 2020 multiplied by the number of PSUs. Value shown in the case of Options is the difference between the market price on December 31, 2020 and the exercise price for options, for those options where the market price on that date is greater than the exercise price.

DIRECTOR COMPENSATION

The PCGC is responsible for determining compensation for our directors.

The PCGC ensures that the annual retainer paid to directors is sufficient to allow the Corporation to attract and retain candidates with appropriate and relevant level of skill, experience and expertise. Consistent with past practice, the PCGC seeks to provide compensation for directors at approximately the 50th percentile of its comparator group of North American companies. The PCGC retains independent compensation consultants (Willis Towers Watson) for professional advice and as a source of competitive market information.

Management directors (the President & CEO) and directors who are shareholder nominees appointed pursuant to agreements with the Corporation are not compensated by the Corporation for their service as directors. However, all directors are entitled to reimbursement for travel and other reasonable expenses incurred in connection with fulfilling their duties.

We remunerate all other directors for services to the Board, committee participation and special assignments. The elements of director compensation in 2020 have remain unchanged since 2016:

●	Annual flat fee structure for directors. No additional meeting attendance fees for Board or committee meetings.
●	Additional annual retainer fees for committee Chairs.
●	All retainer fees are paid in CDN$, regardless of director’s country of residence.

The following table describes the compensation of independent directors in 2020:

2020 Compensation Elements	CDN$
Annual Retainer (Non-Executive Chair of the Board)	$150,000
Annual Retainer (Director)	$110,000
Annual Retainer (Audit and PCGC Chairs)	$15,000
Annual Retainer (Commercial Committee Chair)	$7,500

If a meeting or group of meetings is held on a continent other than the continent on which a director (other than management or shareholder directors) is resident, that director will receive an additional fee of CDN$2,250, in recognition of the additional time required to travel to and from the meeting or meetings.

In 2020, the following compensation was earned by the directors:

Director	Board Retainer (CDN$)	Committee Chair Retainer (CDN$)	Meeting Fees (CDN$)	Total Compensation (CDN$)
Douglas P. Hayhurst	$110,000	$15,000	0	$125,000
Duy-Loan Le	$110,000	0	0	$110,000
Marty Neese	$110,000	$7,500	0	$117,500
Jim Roche	$150,000	0	0	$150,000
Ian Sutcliffe	$110,000	0	0	$110,000
Janet Woodruff	$110,000	$15,000	0	$125,000

Retainers are paid 50% in DSUs and 50% in cash. Directors can elect to take 100% of their fees in the form of DSUs annually in support of their minimum share ownership targets. The period over which share ownership targets must be met (remaining at 3x annual retainer) was increased from 5 years to 6 years in 2020, recognizing the higher retainer level multiple to be achieved.

Directors are entitled to participate in the deferred share unit section for directors (the “DSU Plan for Directors”) in the SDP. Each DSU is convertible into one Share. The number of DSUs to be credited to a director is determined quarterly by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. For the directors, DSUs are credited to an account maintained for each eligible person by Ballard at the time specified by the Board. However, a DSU is not redeemed until the director leaves the Board, and its value on redemption will be based on the value of our Shares at that time.

The SDP or any successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for directors.

In 2020, the PCGC engaged Willis Towers Watson to review the director compensation program from the viewpoint of best governance trends and practices, the Board/Committee model currently employed at Ballard and the appropriate level of compensation for directors as compared to the comparator group. The review resulted in the following increases in annual retainers and proportion of director compensation paid in DSUs, effective starting in 2021.

	Cash	DSUs	Total
Annual Retainer (Non-Executive Chair of the Board)	$75,000	$100,000	$175,000
Annual Retainer (Director)	$55,000	$75,000	$130,000
Annual Retainer (Audit Committee & PCGC Chairs)	$8,400	$11,600	$20,000
Annual Retainer (Commercial Committee Chair)	$3,150	$4,350	$7,500

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and Share-based awards granted to our non-executive directors that are outstanding as of December 31, 2020.

In 2003, we ceased the practice of annual grants of share options to our independent directors and there are no options grants outstanding to independent directors at this time. DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in cash. DSUs cannot be redeemed until such time as the director leaves the Board, and their value on redemption will be based on the value of Shares at that time.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2020)

	Option-Based Awards	Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Number of DSUs	Market or payout value of vested DSUs not paid out or distributed(1) (CDN$)
Douglas P. Hayhurst	0	210,328	$6,263,568
Kui (Kevin) Jiang	0	0	-
Duy-Loan Le	0	36,143	$1,076,339
Marty Neese	0	68,938	$2,052,974
James Roche	0	81,836	$2,437,076
Shaojun (Sherman) Sun	0	0	-
Ian Sutcliffe(2)	0	99,761	$2,970,883
Janet Woodruff	0	33,267	$990,691
(1)	This amount is calculated by multiplying the number of DSUs that have not vested by the closing price of the Shares underlying the PSUs on the TSX as at December 31, 2020.
(2)	Mr. Sutcliffe retired from the Board effective December 31, 2020 and redeemed his DSUs on January 6, 2021, receiving 46,388 Shares at a price of CDN $30.81 per Share.

Except for Mr. Sutcliffe, no incentive plan awards vested for, or were earned by, our Directors during the year ended December 31, 2020.

Directors are not permitted to hedge the market value of the Corporation securities they hold.

EQUITY-BASED COMPENSATION PLANS

The Corporation adopted two equity-based compensation plans approved by our Shareholders at the 2009 Annual Meeting and most recently re-approved at the 2018 Annual Meeting(2):

(a)	a consolidated share option plan (the “Option Plan”); and

(b)	a consolidated share distribution plan (the “SDP”).

Copies of the Option Plan and SDP are posted on the Governance section of the Corporation’s website (https://www.ballard.com/investors/governance). For a detailed description of our equity-based compensation plans, see Appendix “B” and “C” of this Circular.

The following table sets out, as of December 31, 2020, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted -Average Exercise Price of Outstanding Options, Warrants and Rights (CDN$)
Equity-based compensation plans approved by security holders	6,099,617 (1)	6.11
Equity-based compensation plans not approved by security holders	Nil	N/A
Total	6,099,617 (1)	6.11
(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the “DSU Plans”) will be satisfied with Shares reserved under the SDP or any successor plan.

The Option Plan and SDP provide that the maximum number of the Corporation’s Shares available for issuance under them, in aggregate, cannot exceed 8.5% of the issued and outstanding Shares at the time of grant (prior to 2018, the cap was 10%). The following table summarizes the aggregate plan maximum, the outstanding securities awarded under the Option Plan and SDP, and the remaining securities available for grant for the fiscal years ended on December 31, 2020, December 31, 2019, and December 31, 2018. The percentages are calculated based on the number of issued and outstanding Shares at the end of each fiscal year.

	December 31, 2020		December 31, 2019		December 31, 2018
	#	%	#	%	#	%
Plan Maximum	23,976,645	8.50%	19,933,718	8.50%	19,710,790	8.50%
Securities Awarded under the Option Plan	4,149,639	1.47%	4,116,149	1.76%	5,133,461	2.21%
Securities Awarded under the SDP	1,949,978	0.69%	2,116,645	0.90%	2,525,406	1.09%
Remaining Securities Available for Grant	17,877,028	6.34%	13,700,924	5.84%	12,051,923	5.20%

Awards Subject to Multiplier

PSUs are earned one third of the grant each year over a period of three years, subject to achievement of certain performance criteria (the “PSU Scorecard”) in each year. The amount of potential earned PSUs is based on

____________________

(2)

The Corporation also adopted a plan, administered by an independent trustee, for the purchase of Ballard Shares on the open market for the redemption of PSU awards (the "Market Purchase PSU Plan"). The independent trustee makes these open market purchases through the facilities of the TSX, and holds the purchased Shares in escrow until the restriction period is complete and any performance criteria have been satisfied. Shares purchased under this plan do not count against the rolling cap under the Option Plan or SDP.

performance against the PSU Scorecard in each year. Below a threshold PSU Scorecard performance, no PSUs are earned. Up to 150% of PSUs can be earned for PSU Scorecard performance in excess of 100%.

In limited circumstances, such as new hire grants, PSUs may be awarded that are subject to time vesting only, typically over three years. Such one-time PSU grants are not subject to the PSU Scorecard.

Options and DSUs issued under the Option Plan and SDP, respectively, are not subject to a performance multiplier.

Annual Burn Rate

The annual burn rate, representing the number of securities granted under the Option Plan and SDP, respectively, relative to the weighted average number of securities outstanding for the fiscal years ended on December 31, 2020, December 31, 2019, and December 31, 2018, are as follows:

	Annual Burn Rate
Year	Option Plan	SDP
2020	0.74%	0.14%
2019	0.57%	0.22%
2018	0.90%	0.42%

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of our knowledge, no informed person, proposed director or person who has been a director or executive officer of the Corporation (or any associate of affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 12, 2020, our current or former directors, officers and employees have no outstanding indebtedness to the Corporation, its subsidiaries or to any other entity and which is guaranteed by the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately US$1,153,000 for 2020 and US$347,000 for 2019. The increase was primarily due to changes in the insurance market and the increase in the Corporation’s market capitalization. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$50 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of US$0 to US$500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

Additional information relating to us is included in the following public filings, which are incorporated by reference (the “Incorporated Documents”) into, and form an integral part of, this Circular:

●	Annual Information Form dated March 11, 2021;

●	Audited Annual Financial Statements for the year ended December 31, 2020 together with the auditors’ report thereon; and

●	Management's Discussion and Analysis for the year ended December 31, 2020.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com or www.sec.gov, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

Any Shareholder who intends to present a proposal at our 2021 annual Shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to Shareholders for that meeting, the proposal:

●	must be received by us no later than March 2, 2022; and

●	must comply with the requirements of section 188 of the Business Corporations Act (British Columbia).

We are not obligated to include any shareholder proposal in our proxy materials for the 2022 annual Shareholders’ meeting if the proposal is received after the March 2, 2022 deadline.

APPROVAL BY THE BOARD

Our Board has approved the contents and the sending of this Circular to the Shareholders of the Corporation.

BY ORDER OF THE BOARD

“Kerry Hillier”

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

Dated: April 12, 2021

DEFINED TERMS

In this management information circular (the “Circular”):

“Ballard”, “Corporation”, “we”, “us” and “our” refer to Ballard Power Systems Inc.

“Beneficial Shareholders” means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

“Board” means the board of directors of Ballard.

“CDN$” refers to Canadian currency.

“Equity-based Compensation Plans” means the Option Plan and the SDP.

“DSU” means deferred share unit.

“$” or “dollars” refer to United States currency unless specifically stated otherwise.

“Meeting” means the 2021 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

“NASDAQ” means the NASDAQ Global Market.

“Option Plan” means the Corporation’s consolidated share option plan, the principal terms of which are set out in Appendix “B”.

“PSU” means performance share unit subject to time and performance vesting criteria, unless otherwise noted.

“Record Date” means 5:00 p.m. Pacific Daylight Time on April 12, 2021.

“Registered Shareholders” means registered holders of our Shares on the Record Date.

“SDP” means the Corporation’s consolidated share distribution plan, the principal terms of which are set out in Appendix “C”.

“SEC” means the U.S. Securities and Exchange Commission.

“Shares” means common shares without par value in the capital of Ballard.

“TSX” means the Toronto Stock Exchange.

“US$” refers to United States currency.

APPENDIX “A”
BOARD MANDATE

The board of directors (the “Board”) is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a member of the Corporation's board of directors (the “Board”). A “senior officer” means VP-level employees and executive officers of the Corporation. The “CEO” means the President & Chief Executive Officer of the Corporation.

COMPOSITION

A.	As stated in the Articles of the Corporation, the Board will be composed of no fewer than three directors.

B.	The Board will have a majority of independent directors. A director is considered “independent” if they do not have a material or pecuniary relationship with the Corporation or related entities (other than compensation received for their service as director) and otherwise meet the requirements for independence established by securities regulations and exchange requirements applicable to the Corporation from time to time.

C.	The Board will appoint its own Chair.

MEETINGS

A.	Meetings of the Board will be held as required, but at least four times a year. Any director may request a meeting of the Board be called by notifying the Board Chair.

B.	Notice of the time and place of each meeting will be given to each director either by telephone or other electronic means not less than 1 week before the time of the meeting. Meetings may be held at any time if all directors have waived or are deemed to have waived notice of the meeting. A director participating in a meeting will be deemed to have waived notice of the meeting.

C.	The CEO will have direct access to the Board and may request a meeting of the Board be called by notifying the Board Chair. The CEO will receive notice of every Board meeting and will normally be requested to attend, other than in cases where the Board wishes to meet in-camera. Other executives or employees of the Corporation will attend meetings of the Board at the request of the Chair.

D.	Meetings will be chaired by the Chair of the Board; or if the Chair is absent, by the CEO, if a director; or if the Chair and the CEO are absent, by a member chosen by the Board from among themselves.

E.	A director may participate in meetings of the Board or any committee of the Board in person, by telephone, or with the consent of the other directors at the meeting, by another communications medium, and a director participating in such a meeting by any such means is deemed to be present at that meeting.

F.	A majority of directors constitute a quorum necessary for the transaction of business at Board meetings. A quorum once established is maintained even if directors leave the meeting prior to conclusion.

G.	The Corporate Secretary or his or her nominee will act as Secretary to the Board.

H.	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.

I.	As part of every regularly-scheduled meeting, the Board will hold in-camera sessions with: (1) the CEO; (2) of the Board, without management or management directors present; and (3) of the independent directors of the Board, without non-independent directors present. The Board may also hold other in-camera sessions with such members of management present as the Board deems appropriate.

DUTIES AND RESPONSIBILITIES

A.	Selection of Management

The Board is responsible for appointing the Chief Executive Officer (“CEO”), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the Corporate Governance & Compensation Committee, the Board is also responsible for appointing all other officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

B.	Corporate Strategy

The Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors the progress made against these goals.

In addition, the Board approves key transactions that have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board.

C.	Fiscal Management and Reporting

The Board, through the Audit Committee, monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with applicable accounting principles. The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations. The Board also reviews and approves the Corporation’s Annual Information Form and management information circular each year.

D.	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates, including the Corporation’s environmental, social and governance (“ESG”) initiatives, and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

E.	Statutory Requirements

The Board is responsible for approving all matters that require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

F.	Formal Board Evaluation

The Board, through a process led by the Corporate Governance & Compensation Committee, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Chair of the Board. The results of the evaluation and recommended improvements are discussed with the full Board. The Board also sets annual goals or focus priorities and tracks performance against them. In addition, each individual director’s performance is evaluated and reviewed regularly.

G.	Risk Management

The Board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The Board is also responsible for the integrity of the Corporation’s internal controls and management information systems.

H.	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback.

APPENDIX “B”
DESCRIPTION OF OPTION PLAN

All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan.

As of April 12, 2021, the total number of Shares issued and reserved and authorized for issue under the Option Plan was 4,030,811 Shares, representing 1.4% of the issued and outstanding Shares as of that date.

The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

The aggregate number of Shares that may be reserved for issuance under the Option Plan, when aggregated with the number of Shares reserved for issuance under the Corporation’s Consolidated Share Distribution Plan, cannot not exceed 8.5% of the Shares then issued and outstanding (on a non-diluted basis). Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the Option Plan, the number of Shares (i) issued to insiders in any year under the Option Plan, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the Option Plan, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX (in respect of options issued to persons resident in any country other than the U.S.), or NASDAQ (in respect of options issued to persons resident in the U.S.), on the last trading day before the date the option is granted.

Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

If an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares; (b) any person or persons acting in concert acquire more than 50% of Ballard’s Shares; (c) there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; (d) Ballard joins in any business combination that results in anyone other than Ballard’s shareholders owning more than 50% of the voting shares of the combined entity; or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

The Option Plan also contains a “double trigger” in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and

(b)

if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

	(i)	because of his or her death, for one year after the optionee dies;

	(ii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or

(iii)

other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

In the event that the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iii) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

In the event that an optionee becomes “totally disabled” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

Similarly, if an optionee becomes “retired” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)

amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the vesting period, acceleration of vesting, term, extension of term, termination or expiry, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction in the exercise price of an option held by an insider;

	(iii)	an extension of the expiry date of an outstanding option;

	(iv)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(v)

an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000; or

	(vi)	a change to the amendment provisions of the Option Plan;

(c)

the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)

any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re-gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;

(e)

such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX “C”
DESCRIPTION OF SDP

The SDP is a single plan divided into the following three principal sections:

1.

A deferred share unit section for senior executives (the “DSU Plan for Executive Officers”). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in Shares.

2.

A deferred share unit section for directors (the “DSU Plan for Directors”). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued to persons resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued to persons resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in Shares or cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

3.	A performance share unit section (the “PSU Plan”). All employees (but not non-executive directors) are eligible to participate in the PSU Plan.

The vesting of PSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each PSU is convertible into one Share, which will be issued under the SDP.

A “double trigger" is included in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of a PSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of PSUs to assist the holder to tender into the take-over bid. In addition, the Board has the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event.

If any performance criteria or other conditions specified in an award of PSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the PSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those PSUs.

All PSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries except that,

(a)

in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of PSUs will, unless otherwise specified in the award, be deemed satisfied and the PSUs will be converted into Shares; and

(b)	if the participant is retired, the vesting of PSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

PSUs cannot be assigned other than by will or the laws of descent and distribution.

Under the SDP, the Board can elect to satisfy the conversion of PSUs through Ballard Shares purchased on the open market.

As of April 12, 2021, the total number of Shares issued and reserved and authorized for issue under the SDP was 1,653,720 Shares, representing 0.6% of the issued and outstanding Shares as of that date.

The aggregate number of Shares that may be reserved for issuance under the SDP, when aggregated with the number of Shares reserved for issuance under the Option Plan, cannot not exceed 8.5% of the Shares then issued and outstanding (on a non-diluted basis). Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the SDP, the number of Shares (i) issued to insiders in any year under the SDP, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation, may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the SDP, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

The SDP does not limit the number of DSUs that can be issued to executive officers.

The SDP does not limit the number of PSUs that can be issued to any one participant.

Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any PSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)

amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or PSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or PSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;

	(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;

	(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of a PSU;

	(v)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(vi)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000;

	(vii)	permitting DSUs or PSUs to be transferable or assignable other than for normal course estate settlement purposes; or

	(viii)	a change to the amendment provisions of the plan;

(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:

	(i)	participate as holders of PSUs at the discretion of the Board;

	(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or

	(iii)	increase limits previously imposed on non-employee director participation;

(d)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(e)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or PSU agreement.

BALLARD POWER SYSTEMS INC.

Management’s Discussion and Analysis

Fourth Quarter and Fiscal Year 2020

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, our customers and partners, joint venture operations and suppliers, on our business, financial condition and results of operations; and statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures), order backlog, order book of expected deliveries over the subsequent 12-months, future product costs and selling prices, future product sales and production volumes, expenses / costs, contributions and cash requirements to and from joint venture operations, our strategy, the markets for our products, and research and development activities, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to new and existing customer and partner relationships, the generation of new sales, producing, delivering, and selling the expected product and service volumes at the expected prices and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts, manufacturing capacity and cost, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel and joint venture operations, and on commercial activity and demand across our and our customers’, partners’ and joint venture businesses, and on global supply chains; global economic trends and geopolitical risks, including changes in the rates of investment or economic growth in our key markets, or an escalation of trade tensions such as those between the U.S. and China; market developments or customer actions (including developments and actions arising from the COVID-19 pandemic) that may affect levels of demand and/or the financial performance of the major industries and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail and marine sectors; the rate of mass adoption of our products or related ecosystem, including the availability of cost-effective hydrogen; changes in product or service pricing or cost; changes in our customers' requirements, the competitive environment and/or related market conditions; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including battery and fuel cell technologies; product safety, liability or warranty issues; challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing government or environmental regulations, including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; our ability to protect our intellectual property; our ability to extract value from joint venture operations; currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; potential merger and acquisition activities, including risks related to integration, loss of key personnel, disruptions to operations, costs of integration, and the integration failing to achieve the expected benefits of the transaction; the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis (“MD&A”). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 10, 2021

Section		Description
1.	Introduction	1.1	Preparation of the MD&A
		1.2	Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting
		1.3	Risks and Uncertainties
2.	Core Strategy and Business	2.1	Core Business
		2.2	Strategic Imperatives
3.	Select Annual Financial Information and 2021 Business Outlook	3.1	Select Annual Financial Information
		3.2	2020 Performance Compared to 2020 Business Outlook
		3.3	2021 Business Outlook
4.	Recent Developments (Including Contractual Updates)	4.1	Corporate
		4.2	China
		4.3	Europe
		4.4	North America and Other
5.	Results of Operations	5.1	Operating Segments
		5.2	Summary of Key Financial Metrics – Three months ended December 31, 2020
		5.3	Summary of Key Financial Metrics – Year ended December 31, 2020
		5.4	Operating Expenses and Other Items – Three months and year ended December 31, 2020
		5.5	Summary of Quarterly Results
6.	Cash Flow, Liquidity and Capital Resources	6.1	Summary of Cash Flows
		6.2	Cash Provided by (Used by) Operating Activities
		6.3	Cash Provided by (Used by) Investing Activities
		6.4	Cash Provided by (Used by) Financing Activities
		6.5	Liquidity and Capital Resources
7.	Use of Proceeds	7.1	Reconciliation of Use of Proceeds from Previous Financings
8.	Other Financial Matters	8.1	Off Balance Sheet Arrangements and Contractual Obligations
		8.2	Related Party Transactions
		8.3	Outstanding Share and Equity Information
9.	Accounting Matters	9.1	Overview
		9.2	Critical Judgments in Applying Accounting Policies
		9.3	Key Sources of Estimation Uncertainty
		9.4	Recently Adopted Accounting Policy Changes
		9.5	Future Accounting Policy Changes
10.	Supplemental Non-GAAP Measures and Reconciliations	10.1	Overview
		10.2	Cash Operating Costs
		10.3	EBITDA and Adjusted EBITDA
		10.4	Adjusted Net Loss

1. INTRODUCTION

1.1 Preparation of the MD&A

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at March 10, 2021 and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

1.2 Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2020, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and overseen by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has determined that internal control over financial reporting was effective as of December 31, 2020.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020.

Changes in internal control over financial reporting

During the year ended December 31, 2020, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering all our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.

1.3 Risks and Uncertainties

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities.

A summary of our identified risks and uncertainties are as follows:

●	We may not be able to successfully execute our business plan.
●	We depend on Chinese customers for a significant portion of our revenues in our Heavy-Duty Motive market, and we are subject to risks associated with economic conditions and government policies and practices in China.
●	In China a significant amount of operations is conducted by joint ventures that we cannot operate solely for our benefit.
●	We are dependent on third party suppliers for the supply of key materials and components for our products and services.
●	In our Heavy-Duty Motive market, we depend on a limited number of customers for a majority of our revenues and are subject to risks associated with early stage market activities related to fuel cell bus, truck, rail, and marine applications.
●	In our Technology Solutions market, we depend on a limited number of customers for a majority of our revenues and are subject to risks related to the continued commitment of these customers to their fuel cell programs.
●	We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.
●	We could lose or fail to attract the personnel necessary to operate our business.
●	Emerging diseases, like COVID-19, may adversely affect our operations (including our joint ventures in China), our suppliers, our customers and/or partners.

●	We could be adversely affected by risks associated with mergers and acquisitions.
●	We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.
●	In our Material Handling market, we depend on a single customer for the majority of our revenues and are subject to risks from that customer’s internal fuel cell stack development and commercialization plans.
●	Our technology and products may not meet the market requirements, including requirements relating to performance, integration and / or cost.
●	We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.
●	We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.
●	We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, including out of China.
●	A mass market for our products may never develop or may take longer to develop than we anticipate.
●	Warranty claims, product performance guarantees, or indemnification claims could negatively impact our gross margins and financial performance.
●	We could be adversely affected by risks associated with capital investments and new business process.
●	We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.
●	We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers and/or partners.
●	Global macro-economic conditions are beyond our control and may have an adverse impact on our business, our joint ventures, our key suppliers, and/or customers.
●	Climate change risks may adversely affect our operations, or the operations of our suppliers, customers and/or partners.
●	Public policy and regulatory changes could hurt the market for our products and services.
●	Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.
●	Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition, and profitability.
●	Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition, and profitability.
●	We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, capital contributions to our joint venture(s) in China and potential acquisitions and other investments by our business, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.
●	Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.
●	Our products use flammable fuels, and some generate high voltages, which could subject our business to product safety, product liability or other claims.
●	We could be liable for environmental damages resulting from our research, development, or manufacturing operations.

2. CORE BUSINESS AND STRATEGY

2.1 Core Business

At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol, or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products typically feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology, which include membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.

We are based in Canada, with head office, research, technology and product development, testing, manufacturing and service facilities in Burnaby, British Columbia. We also have a sales, assembly, service and research and development facility in Hobro, Denmark, and a sales, service, quality and supply chain office in Guangzhou, Guangdong Province, China.

We also have a non-controlling, 49% interest, in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), located in Weifang, Shandong Province, China. Weichai Ballard JV will manufacture Ballard’s LCS fuel cell stack and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

In addition, we have a non-controlling 10% interest in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. (“Synergy Ballard JVCo”), located in Yunfu, Guangdong Province, China. Synergy Ballard JVCo manufactures fuel cell stacks utilizing our FCveloCity®-9SSL fuel cell stack technology for use primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles with certain exclusive rights in China.

2.2 Strategic Imperatives

We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in select target markets.

Our strategy supports commercialization, revenue, and profitability, while also enabling future value based on longer-term market opportunities for our technology, products, and intellectual property.

Our two-pronged approach is to build shareholder value through the sale and service of power products and the delivery of technology solutions. In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality, and innovative PEM fuel cell products. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate the adoption of fuel cell technology by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our intellectual property portfolio and know-how through licensing or sale, and by providing technology component supply.

Starting in 2015, we increased our efforts on growing our business in China. China represents a potentially unique opportunity for zero and low-emission motive solutions, given the convergence of macro trends that include:

●	continued urbanization of China’s population;
●	continued infrastructure development and build-out of mass urban transportation;
●	the large size of the Chinese vehicle market;
●	rapid adoption of electric vehicles in China;
●	serious air quality challenges in a number of Chinese cities;
●	a Chinese government mandate to address climate change; and
●	certain national and local government policies supporting the adoption and commercialization of hydrogen and fuel cells in new-energy vehicle transportation applications.

As part of our strategy, we have been working to develop a local fuel cell supply chain and related ecosystem to address new-energy bus and commercial vehicle markets in China. We believe this strategy aligns with current and expected local content requirements for government subsidies supporting the adoption of fuel cell electric vehicles (“FCEVs”). Key elements of our strategy include adopting a business model in which we seek to mitigate market adoption risk and capital investment by engaging partnerships with local companies that are well positioned in their respective market.

We have established and are pursuing technology transfer and licensing opportunities with Chinese partners in order to localize the manufacture of Ballard-designed fuel cell modules and fuel cell stacks for heavy-duty motive applications in China, including bus, commercial vehicles, material handling and light-rail applications.

We continue to strengthen our financial position, thereby providing additional flexibility to fund our growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. This includes significant investment in next generation products and technology, including our proprietary membrane electrode assemblies (“MEAs”), stacks, modules, and systems integration; advanced manufacturing processes, technologies, and equipment; and technology and product cost reduction.

3. SELECT ANNUAL FINANCIAL INFORMATION AND 2021 BUSINESS OUTLOOK

3.1 Select Annual Financial Information

Results of Operations	Year ended,
	2020	2019	2018
(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)
Revenues	$103,877	$105,723	$89,476
Gross margin	$20,984	$22,338	$26,795
Gross margin %	20%	21%	30%
Total Operating Expenses	$60,745	$47,784	$45,201
Cash Operating Costs (1)	$50,029	$38,801	$38,410
Adjusted EBITDA (1)	$(38,944)	$(26,608)	$(11,772)
Net loss from continuing operations	$(49,469)	$(35,291)	$(20,985)
Net loss from continuing operations per share	$(0.20)	$(0.15)	$(0.12)
Financial Position	At December 31,
(expressed in thousands of U.S. dollars)	2020	2019	2018
Total assets	$975,600	$340,319	$346,100
Cash, cash equivalents and short-term investments	$765,430	$147,792	$192,235
[1]

Cash Operating Costs and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

3.2 2020 Performance compared to 2020 Business Outlook

Consistent with the Company’s practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we did not provide specific financial performance guidance for 2020. However, in the 2020 Business Outlook section of our 2019 year-end MD&A dated March 4, 2020, we stated that we had expected total revenue of approximately $130 million in fiscal 2020, compared to total revenue of $105.7 million in fiscal 2019. We also noted that this 2020 revenue outlook did not reflect any impact of the COVID-19 pandemic as, at that time, it was too early to accurately project any impact of COVID-19 since the duration and scope of the pandemic was not yet known with any certainty. In the 2020 Business Outlook section of our first quarter of 2020 MD&A dated May 5, 2020, we noted that although we were not seeing a pull-back in long-term demand as a result of COVID-19, there were now some uncertainties on the timelines for vehicle deployments by end customers. As a result, we felt it was prudent and responsible for us to withdraw our 2020 revenue outlook at that time. During the second, third and fourth quarters of 2020, revenues continued to be negatively impacted by COVID-19 as certain customer orders and product shipments and end customer vehicle deployments were delayed, and work on certain technology solutions programs was deferred due to work, travel and other restrictions related to COVID-19. As a result of these impacts and the ongoing uncertainties related to COVID-19, we noted that we would not be giving a revised 2020 revenue outlook in our third quarter of 2020 MD&A dated November 5, 2020.

Although we withdrew our 2020 revenue outlook, we did retain certain qualitative outlook expectations for 2020. During 2020, we continued to maintain focus on Heavy-Duty and Medium-Duty Motive applications in the bus, commercial truck, train, and marine markets in order to increase adoption in our key markets of China, Europe, and California. We continued to invest in next generation products and technology, including MEAs, stacks, modules, and systems integration, as well as advanced manufacturing processes, technologies, and equipment. We also continued to invest in technology and product cost reduction and in production capacity expansion. In particular:

●

In China, the Weichai Ballard JV has commenced production activities and assembly of next-generation fuel cell stacks and modules. We now expect the joint venture to optimize manufacturing processes and start a production ramp-up through the first half of 2021,instead of being optimized by the end of 2020. We also delivered a significant volume of MEAs to Weichai Ballard JV for the production of next-generation FCgen®-LCS fuel cell stacks and FCmoveTM-fuel cell modules. During 2020, we had a commitment to make capital contributions towards our pro rata ownership share of Weichai Ballard JV of $19.5 million, all of which was contributed in the first three quarters of 2020. This is in addition to $20.9 million contributed in 2019 and $14.6 million contributed in 2018, as part of our total capital contribution commitment of approximately $78 million. As previously noted, we also made the first required 2021 capital contribution of $3.0 million in the fourth quarter of 2020.

In addition, we had expected to report equity investment losses in joint venture and associates of approximately $10 million to $15 million in fiscal 2020 primarily in connection with the operations of Weichai Ballard JV. This compares to actual equity investment losses recognized in 2020 of $12.6 million.

●	In Europe, we delivered a significant number of modules to support Fuel Cell Electric Buses (“FCEBs”) in a number of countries.
●	In North America, we saw continued policy support and market activity in California for FCEBs and fuel cell-powered trucks. In addition and as expected, we saw a volume reduction in fuel cell stack sales for forklift applications.
●	In Technology Solutions, revenue decreased in 2020, as compared to 2019, due to a reduction in program scope as certain planned activities were completed, and by the deferral of development work on certain of our programs as a result of ongoing work,travel and other restrictions related to COVID-19. In addition to our ongoing technology transfer and engineering services programs with Audi and Weichai Ballard JV, Technology Solutions revenue was earned from other existing and new customers in a variety of markets.

3.3 2021 Business Outlook

Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, and the ongoing uncertainties resulting from the COVID-19 pandemic, we are not providing specific financial performance guidance for 2021.

We intend to maintain focus throughout 2021 on Heavy- and Medium-Duty Motive applications – including bus, commercial truck, train, and marine markets – to increase penetration in the key markets of China, Europe, and California. We also see opportunities in additional geographic markets and therefore anticipate projects that will begin expanding our reach beyond these initial key markets. In particular:

●	In 2021, we will invest significantly in additional technology and product innovation and development across bus, truck, rail, and marine applications, including next-generation MEAs, plates, stacks, and modules. This is expected to include collaboration with MAHLE Group (“MAHLE”) on the design of fuel cell engines for commercial trucks for Europe. We will also continue to invest in the customer experience in these markets. In 2021, we will continue to work to expand our MEA production capacity 6-times at our Vancouver headquarter facility. We will also review options for further localization of production capacity in China and Europe. Furthermore, corporate development work will be an important priority this year, including potential acquisitions to help scale the business and simplify the customer experience.
●	During 2021, we have a commitment to make contributions totaling approximately $11.4 million towards our pro rata ownership share of Weichai Ballard JV in China. This is in addition to $57.7 million contributed cumulatively through 2020, as part of Ballard’s total capital commitment of approximately $79.5 million.
●	In Europe during 2021, we expect to deliver a significant number of modules to support deployments of FCEBs in a number of countries. We also expect increased market activity for FCEBs, which can be expected to result in additional module purchase orders for delivery in future years. In addition, the shipment of backup power systems is expected to be flat as compared to 2020. We also plan to continue execution of our automotive program with Audi.
●	Within North America during 2021, we expect continued market activity for FCEBs and fuel cell-powered trucks, which can be expected to result in additional module purchase orders for delivery in future years. In addition, we expect the volume of fuel cell stack shipments for material handling applications to be flat as compared to 2020.

Our qualitative outlook expectations for 2021 are supported by our 12-month Order Book of approximately $83.5 million which is derived from our Order Backlog of approximately $117.8 million as of December 31, 2020. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments and our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.

Our qualitative outlook expectations for 2021 are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales and financial results in the first two months of 2021; sales orders received for units and services expected to be delivered in the remainder of 2021; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2021; and assumes an average U.S. dollar exchange rate in the mid to high $0.70’s in relation to the Canadian dollar for 2021.

The primary risk factors to our qualitative business outlook expectations for 2021 are customer, production, or program delays or cancellations in delivering against existing power products and technology solutions orders and delays from forecast in terms of closing and delivering expected sales primarily in our Heavy-Duty Motive market including expected sales to Weichai Ballard JV and Synergy Ballard JVCo and the timing of sales of that inventory by those respective joint ventures to end-customers in China; adverse macro-economic conditions including trade, public health (including the ongoing impact of the COVID-19 pandemic), and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers’ access to capital and the success of their program plans which could adversely impact our business; disruptions in our Heavy-Duty market due to delays of supply of key materials and components from third party suppliers; disruptions in our Technology Solutions market as a result of our significant reliance on a limited number of customers including Audi and Weichai Ballard JV which are reliant on their internal commercialization plans and budget requirements; disruptions in our Technology Solutions market as a result of delays in achieving program milestones; disruptions in the Material Handling market as a result of our reliance on a single customer in this market and that customer’s internal stack development and commercialization plans; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our Technology Solutions revenues (including the technology development and engineering services agreement with Audi) are priced in Canadian dollars.

Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, subsidies and incentives; risks related to macro-economic conditions including trade, public health (including the ongoing impact of the COVID-19 pandemic), and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. The Company’s revenues, cash flows and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected as a result.

4. RECENT DEVELOPMENTS (Including Contractual Updates)

4.1 Corporate

Paul Dobson Appointed SVP & CFO

On March 10, 2021, we announced the appointment of Mr. Paul Dobson as Senior Vice-President and Chief Financial Officer, effective March 29th, 2021. Mr. Dobson will replace Tony Guglielmin, who is retiring after serving as the Company’s CFO since 2010. Mr. Guglielmin will continue to serve as an employee in an advisory role until May 31st, 2021 to support the CFO transition process. The appointment of Paul Dobson follows a comprehensive search process supported by a leading global search firm. Mr. Dobson has extensive executive-level experience in the energy and financial sectors.

Board Member Retirement

On December 31, 2020, we announced that Mr. Ian Sutcliffe, a member of the Company’s Board of Directors since 2013, retired from the board effective December 31, 2020 for personal reasons.

$550 Million Bought Deal Offering of Common Shares

On February 23, 2021, we closed the previously announced bought deal offering of 14.87 million common shares of the Company (the “Common Shares”) at a price of $37.00 per Common Share (the "Offering Price") for gross proceeds of US$550.2 million (the "550 million Offering").

TD Securities Inc. and National Bank Financial Inc. acted as joint bookrunners for the Offering, with a syndicate of underwriters which includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., Raymond James Ltd., and Cormark Securities Inc. (collectively, the "Underwriters").

The Underwriters have the option to purchase up to an additional 2.2 million Common Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes, for a period of 30 days after the closing date of the Offering (the “Over-Allotment Option”). The exercise of the Over-Allotment Option may result in additional gross proceeds of up to $82.5 million.

The Common Shares were offered by way of a short form prospectus filed in all of the provinces and territories of Canada, excluding Quebec, and were offered in the United States pursuant to a registration statement on Form F-10 filed under the Canada/U.S. multijurisdictional disclosure system, and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions.

We intend to use net proceeds of the $550 million Offering to further strengthen our financial position, thereby providing additional flexibility to fund our growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Pursuant to an investor rights agreement entered into between Ballard and Weichai Power Hong Kong International Development Co., Limited ("Weichai"), Weichai has certain anti-dilution rights to maintain its current level of ownership in the Company and will be entitled to exercise its anti-dilution rights in connection with the Common Shares issued in the $550 million Offering (including upon exercise of the Over-Allotment Option). The Company is not aware of Weichai’s intention with respect to the $550 million Offering. Weichai’s anti-dilution rights with respect to previous offerings of the Company have expired unexercised.

$402 Million Bought Deal Offering of Common Shares

On November 27, 2020, we closed the previously announced bought deal offering of 20.9 million Common Shares at a price of $19.25 per Common Share for gross proceeds of $402.5 million and net proceeds of $385.8 million (the "$402 million Offering"), and which included the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 2.7 million Common Shares at the offering price. National Bank Financial Inc. and Raymond James Ltd. acted as joint bookrunners for the Offering, with a syndicate of underwriters which included Cormark Securities Inc. and TD Securities Inc. We intend to use the net proceeds of the $402 million Offering to further strengthen our financial position, thereby providing additional flexibility to fund our growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Weichai’s anti-dilution rights to maintain its current level of ownership in the Company with respect to the $402 million Offering have expired unexercised.

Ballard and Audi Sign Definitive Agreements Regarding Use of Industry-Leading High-Power Density Fuel Cell Stack for Vehicle Propulsion

On October 29, 2020, we announced the signing of definitive agreements, in the form of Amendments to the existing Technology Development Agreement and a Patent License Agreement, with AUDI AG (“Audi”) related to the non-binding Memorandum of Understanding previously announced on September 14, 2020, thereby expanding Ballard’s right to use the FCgen®-HPS product, a high-performance, zero-emission, PEM fuel cell stack in all applications, including commercial trucks and passenger cars. The amendments allowed Audi to reduce the size of the remaining Technology Solutions program to the lower end of the range previously disclosed, and in return Ballard acquired expanded rights to use the FCgen®-HPS product, subject to certain royalty obligations.

The FCgen®-HPS fuel cell stack provides propulsion for a range of Light-, Medium- and Heavy-Duty vehicles in an industry-leading volumetric high-power density of 4.3 kilowatts per liter (4.3 kW/L). The FCgen®-HPS was fully designed and developed by Ballard to stringent automotive standards in the Company’s Technology Solutions program with AUDI AG.

In addition to its leading high-power density, the FCgen®-HPS delivers a combination of impressive performance metrics, including:

●	High power output: up to 140kW maximum power level, with scalability to multiple power blocks;
●	High operating temperature: up to 95[o]C maximum operating temperature, which allows for more efficient and smaller cooling systems; and
●	Rugged cold weather capabilities: -28[o]C freeze start capability with fast power ramp.

Sale of UAV Business Assets to Honeywell

On October 15, 2020, we sold the UAV business assets of our subsidiary located in Southborough, Massachusetts to Honeywell International (“Honeywell”). All employees of the UAV subsidiary transitioned to Honeywell Aerospace. The companies are also committed to a longer-term strategic collaboration to combine Ballard’s expertise in fuel cell technology with Honeywell’s leadership in aerospace and are working on agreements in respect of this collaboration.

As we were committed to the disposition of the UAV assets as of September 30, 2020, the UAV business has been classified as a discontinued operation as of September 30, 2020. As such, the historic operating results of the UAV business for both 2020 and 2019 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

At-The-Market Equity Distribution Agreements

On September 30, 2020, we announced the completion of an at-the-market equity program (the “$250 million ATM Program”) announced and entered into on September 1, 2020, issuing a total of 16.45 million Common Shares from treasury, including approximately 3.7 million Common Shares on the Toronto Stock Exchange and approximately 12.75 million Common Shares on the NASDAQ Global Market. The Common Shares were sold at prevailing market prices at the time of sale, for total gross proceeds of $250 million and total net proceeds of approximately $244.1 million, which will be used for general corporate purposes. Of the 16.45 million Common Shares sold under the $250 million ATM Program, 14.25 million Common Shares were issued in the third quarter of 2020, with the remaining 2.2 million Common Shares issued early in the fourth quarter of 2020. Of the total net proceeds received of approximately $244.1 million, approximately $211.6 million was received in the third quarter of 2020 with the remaining approximately $32.5 million received early in the fourth quarter of 2020.

On March 10, 2020, we announced that we had entered into an at-the-market Equity Distribution Agreement, thereby establishing an at-the-market equity program (the “$75 million ATM Program”) to allow the issuance of up to $75 million of Common Shares from treasury at the Company’s discretion. Common Shares sold under the $75 million ATM Program were sold at the prevailing market price at the time of sale, with net proceeds of sales of Common Shares under the $75 million ATM Program to be used for general corporate purposes. During the first half of 2020, we issued 8.2 million Common Shares under the $75 million ATM Program for gross proceeds of $66.7 million and for net proceeds of approximately $64.7 million. With the renewal of our new base shelf prospectus (“Base Shelf Prospectus”) on June 12, 2020, the $75 million ATM Program was terminated.

Weichai’s anti-dilution rights to maintain its current level of ownership in the Company with respect to the $250 million ATM Program and the $75 million ATM Program have expired unexercised.

6X Expansion in MEA Production Capacity

On September 28, 2020, we announced that we are expanding manufacturing capacity for production of our proprietary MEAs, a critical component of every fuel cell, by a factor of 6x current capacity by mid-year 2021 at our headquarter facility in Burnaby, B.C. The upgraded capacity is expected to enable production of approximately 6 million MEAs annually.

Agreement to Collaborate with MAHLE Group

On September 28, 2020, we announced an agreement to collaborate with MAHLE, a leading international development partner and Tier 1 supplier to the commercial vehicle and automotive industry, on the development and commercialization of zero-emission fuel cell systems to provide primary propulsion power in various classes of commercial trucks.

During the initial development phase, Ballard has prime responsibility for system design and the fuel cell stack sub-system, while MAHLE’s scope of responsibility includes balance-of-plant components, thermal management and power electronics for the complete fuel cell system, or engine, as well as system assembly. MAHLE brings a number of key attributes to the collaboration, including:

●	Extensive experience within the commercial truck value chain;
●	Vast expertise in the field of peripheral fuel cell components;
●	Supply chain depth;
●	High-volume production expertise;
●	Long-standing relationships with multiple commercial truck, and other, OEMs;
●	After-sales service infrastructure; and
●	A highly respected global brand.

The collaboration agreement was signed on October 1, 2020. The development phase remains subject to completion of definitive documents.

Launch of FCwaveTM Fuel Cell Module

On September 8, 2020, we announced the launch of the fuel cell industry’s first module designed for primary propulsion power in marine vessels. Ballard’s FCwaveTM fuel cell product is a 200-kilowatt (kW) modular unit that can be scaled in series up to the multi-megawatt (MW) power level.

The FCwaveTM product provides primary propulsion power for marine vessels – such as passenger and car ferries, river push boats, and fishing boats – as well as stationary electrical power to support hotel and auxiliary loads on cruise ships and other vessels while docked at port (also known as ‘cold ironing’). Fuel cells provide a zero-emission solution for the reduction of carbon emissions in marine vessels. Ballard’s FCwaveTM product was designed to leverage the Company’s technology and critical components already proven in existing product applications to ensure that it can withstand the rigors of marine applications while meeting all performance and safety requirements.

FCwaveTM offers compelling benefits to maritime customers, including:

●	Industry-leading durability, with greater than 30,000 hours expected operating lifetime;
●	High system efficiency >55%;
●	Light weight at 4.4 kilograms/kW;
●	Flexibility through modular components for scalable power;
●	Extended range, limited only by the volume of hydrogen fuel stored onboard;
●	Reliable performance;
●	Safe operation; and
●	Proven service model.

The Company is currently engaged in the Type Approval process with DNV-GL, an international accredited registrar and classification society headquartered in Norway.

4.2 China

China’s New Policy to Support Adoption of FCEVs

On September 21, 2020, we noted that the Chinese government had announced a new official policy regarding FCEVs which is expected to support the adoption of FCEVs in selected demonstration regions in China.

Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.

On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai, initially disclosed on August 29, 2018. Ballard’s strategic collaboration with Weichai includes:

●

Equity Investment – an equity investment in Ballard made by Weichai in the amount of $163.6 million, representing a 19.9% interest in the Company, through the subscription and purchase of 46.1 million shares from treasury at a price of $3.54, which reflected a 15% premium to the 30-day VWAP of $3.08 on August 29, 2018.

Ballard entered into an investor rights agreement with Weichai under which: (a) Weichai was subject to 2-year “standstill” and resale restrictions, subject to customary exceptions which expired in November 2020; (b) for so long as Weichai directly or indirectly holds at least 10% of Ballard’s outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors; (c) for so long as Weichai directly or indirectly holds at least 15% of Ballard’s outstanding Common Shares, it has the right to nominate two directors to Ballard’s board of directors; and (d) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard’s board of directors.

●

China Joint Venture and Technology Transfer Agreement – Weichai and Ballard have established a joint venture company in Shandong Province to support China’s Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. The Weichai Ballard JV, Weichai Ballard Hy-Energy Technologies Co., Ltd., was established in the fourth quarter of 2018 with Weichai making an initial capital contribution in 2018 of RMB 102 million and Ballard making an initial capital contribution of $14.3 million (RMB 98 million equivalent). During 2019, Weichai made its planned second and third capital contributions totaling RMB 149.2 million and Ballard made its planned second and third capital contributions totaling $20.9 million (RMB 143.3 million equivalent). In fiscal 2020, Weichai made its planned fourth, fifth, sixth and seventh capital contributions of RMB 161.9 million and Ballard made its planned fourth, fifth, sixth and seventh capital contributions totaling $22.5 million (RMB 155.6 million equivalent). Weichai and Ballard will fund pro rata shares of the Weichai Ballard JV based on an agreed business plan. Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.

The Weichai Ballard JV will manufacture Ballard’s next-generation LCS fuel cell stack and FCgen®-LCS-based power modules for bus, commercial truck and forklift applications with exclusive rights in China and will pay Ballard a total of $90 million under a program to develop and transfer technology to the Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement ($6.5 million in the fourth quarter of 2020; $21.2 million in fiscal 2020; $5.6 million in the fourth quarter of 2019; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded as Technology Solutions revenues. During the fourth quarter of 2018, we received an initial 10% or $9.0 million prepayment from Weichai Ballard JV for this program with additional amounts paid to us as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV will also purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.

●

Fuel Cell Sales – Weichai has indicated that it intends to build and supply at least 2,000 fuel cell modules using Ballard technology by 2022 for commercial vehicles in China. Specific terms related to the source and scope of supply, product mix, pricing and timing of shipments are subject to future agreement between the parties and the Weichai Ballard JV.

On May 1, 2019, we announced that we have reached agreement with Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China. The order has a total value of approximately $44 million to Ballard. Once assembled by Weichai Ballard JV, final modules will be sold to Weichai to support initial deployments against Weichai’s commitment to supply a minimum of 2,000 fuel cell modules for commercial FCEVs in China. All products and components to be supplied by Ballard, as well as related applications engineering support, are planned for delivery through the first quarter of 2021 and will be based on Ballard’s next-generation LCS stack technology. Revenue earned from these agreements ($0.4 million in the fourth quarter of 2020; $14.8 million in fiscal 2020; $13.2 million in the fourth quarter of 2019; $14.7 million in fiscal 2019) is recorded as Heavy-Duty Motive revenues.

As of December 31, 2020, an additional $15.0 million of revenue associated with shipments on these orders to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.

On December 16, 2019, we announced the receipt of an additional purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million, expected to be delivered in 2020 and in the first quarter of 2021 under a long-term MEA supply agreement. Revenue earned from this agreement ($4.6 million in the fourth quarter of 2020; $8.8 million in fiscal 2020 and to date) is recorded as Heavy-Duty Motive revenues. As of December 31, 2020, an additional $8.5 million of revenue associated with shipments on this order to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.

The Weichai Ballard JV operation, located in Shandong Province, China, has commenced production activities and assembly of next-generation LCS fuel cell stacks and LCS-based modules to power FCEVs for the China market. The Weichai Ballard JV is expected to have initial annual production capacity of 20,000 fuel cell stacks, or approximately 10,000 modules, based on a two-shift operation.

Guangdong Synergy Ballard Hydrogen Power Co., Ltd.

During 2017, the FCveloCity®-9SSL fuel cell stack joint venture operation in the city of Yunfu in China’s Guangdong Province commenced operations. Ballard has a non-controlling 10%

interest in the joint venture, Synergy Ballard JVCo, together with our partner Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd. (a member of the “Synergy Group”) who has a 90% interest. The fuel cell stacks manufactured by Synergy Ballard JVCo are expected to be used primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles in China. The Synergy Ballard JVCo operation is designed to achieve an annualized production capacity of approximately 20,000 fuel cell stacks.

The joint venture transaction and related sales agreements, which closed on October 25, 2016 (originally announced on July 18, 2016), contemplated Ballard’s exclusive supply of MEAs for each fuel cell stack manufactured by Synergy Ballard JVCo with minimum annual MEA volume commitments.

During the second quarter of 2019, we agreed to a new MEA equipment supply agreement with Synergy Ballard JVCo with a contemplated value of approximately $8 million to Ballard in 2019.

On July 2, 2020, we announced the receipt of a new purchase order for the delivery of $7.7 million of MEAs to Synergy Ballard JVCo for their use in manufacturing FCveloCity®-9SSL fuel cell stacks.

Revenue earned from MEA and other agreements with Synergy Ballard JVCo ($2.6 million in the fourth quarter of 2020; $8.4 million in fiscal 2020; $6.5 million in the fourth quarter of 2019; $8.7 million in fiscal 2019) is recorded as Heavy-Duty Motive revenues.

Synergy Ballard JVCo retains an exclusive right to manufacture and sell FCveloCity®-9SSL stacks in China until September 30, 2026. Exclusivity is subject to Synergy Ballard JVCo maintaining certain performance criteria, including compliance with: a code of ethics; Ballard’s quality policies and branding practices; payment terms; certain intellectual property covenants; achievement of certain minimum annual MEA volume commitments through 2026; and certain financing conditions.

Ballard has the exclusive right to purchase FCveloCity®-9SSL fuel cell stacks and sub-components from Synergy Ballard JVCo for sale outside China. Ballard contributed approximately $1.0 million for our 10% interest in Synergy Ballard JVCo in 2017, currently recognized at nil value. We have no obligation to provide future funding to Synergy Ballard JVCo.

4.3 Europe

Wrightbus

On March 9, 2021, we announced the receipt of follow-on purchase orders from Wrightbus, a leading bus OEM and Ballard partner headquartered in Northern Ireland, for a total of 50 fuel cell modules to power FCEBs, planned for deployment in a number of U.K. cities including Birmingham, Aberdeen, London and Belfast. The buses will be partially funded under the JIVE (Joint Initiative For Hydrogen Vehicles Across Europe) program. After having gone into administration in 2019, the assets of Wrightbus Limited were acquired by Bamford Bus Company, which carries on business under the name Wrightbus (“Wrightbus”). The orders for these 50 fuel cell modules are incremental to the previous orders noted below. Of the additional 50 modules announced today, four were shipped in 2020.

On June 18, 2020, we announced the receipt of follow-on purchase orders for 15 of our 85-kilowatt heavy-duty FCveloCity®-HD fuel cell modules from Wrightbus to power FCEBs, planned for deployment in the U.K. Including the 15 modules, Ballard had orders in-hand from Wrightbus for a total of 50 modules to power FCEBs in the U.K., 35 of which were previously announced in 2019. Of those 35 modules, 20 are to power buses planned for deployment in London and 15 are for buses planned for deployment in Aberdeen. Ballard has shipped all 50 modules by the end of fiscal 2020.

Ballard, Wrightbus and Ryse Hydrogen – also a Bamford-owned business – are founding members of the H2Bus Consortium, announced in June 2019, and focused on deployment of at least 1,000 zero-emission Fuel Cell Electric Buses and related infrastructure in European cities at commercially competitive rates.

Revenue earned from all supply agreements with Wrightbus and its predecessor ($1.7 million in the fourth quarter of 2020; $6.7 million in fiscal 2020; nil million in the fourth quarter of 2019; $1.7 million in fiscal 2019) is recorded as Heavy-Duty Motive revenues.

Solaris Bus & Coach S.A.

On February 2, 2021, we announced purchase orders from Solaris Bus & Coach S.A. (“Solaris”), a leading European bus and trolleybus manufacturer and Ballard partner headquartered in Bolechowo, Poland, for 10 Ballard FCmove™ fuel cell modules to power 10 FCEBs in the Netherlands. Ballard plans to ship the modules in 2021. Ballard fuel cell modules will power 10 Solaris Urbino 12 hydrogen buses planned for deployment with Arriva Nederland in the Province of Gelderland, the Netherlands later in 2021. These will replace diesel buses currently in service.

On April 28, 2020, we announced a purchase order from Solaris for 20 of Ballard’s new 70-kilowatt heavy-duty FCmove™-HD fuel cell modules. These modules will power 20 Solaris Urbino 12 hydrogen buses planned for deployment in The Netherlands, under the Joint Initiative For Hydrogen Vehicles Across Europe (“JIVE 2”) funding program. The buses will be operated by Connexxion, which provides transport services for South Holland province. Shipments of the 20 FCmove™-HD modules to Solaris are expected to match the timing for bus builds and deployments.

On March 12, 2020, we announced a purchase order from Solaris for 25 of our new 70-kilowatt heavy-duty FCmove™-HD fuel cell modules. These 25 modules will power 15 Solaris Urbino 12 hydrogen buses planned for deployment in Cologne, Germany and 10 Urbino 12 hydrogen buses planned for deployment in Wuppertal, Germany, all under the JIVE 2 funding program. Shipment of the 25 FCmove™-HD modules to Solaris began in 2020 and will extend into 2021 to match the timing for the bus builds and deployments.

On July 29, 2019, we announced a purchase order from Solaris for 12 FCmove™-HD fuel cell modules to power 12 buses to be deployed with SASA Bolzano, the public transport operator in Bolzano, Italy under the JIVE funding program. The 12 FCmove™-HD modules were delivered in 2020 and the buses are expected to be deployed with SAS Bolzano in 2021.

Revenue earned from all supply agreements with Solaris ($0.8 million in the fourth quarter of 2020; $2.5 million in fiscal 2020) is recorded as Heavy-Duty Motive revenues.

Arcola Energy

On January 12, 2021, we announced a purchase order from Arcola Energy, a U.K.-based leader in hydrogen and fuel cell integration specializing in zero-emission solutions for heavy-duty vehicles and transport applications, for Ballard FCmoveTM-HD fuel cell modules to power a passenger train planned for demonstration during COP26, to be hosted by Glasgow City in November 2021. This project is expected to contribute to Scotland’s goal for net zero emissions by 2035. Scottish Enterprise, Transport Scotland, and the Hydrogen Accelerator, based at the University of St. Andrews, have appointed Arcola Energy and a consortium of industry leaders in hydrogen fuel cell integration, rail engineering and functional safety to deliver Scotland’s first hydrogen-powered train. The consortium will convert a Class 314 car passenger train, made available by ScotRail, into a deployment-ready and certified platform for hydrogen-powered train development.

Van Hool NV

On December 17, 2020, we announced a purchase order from Van Hool, a leading bus OEM and Ballard partner headquartered in Belgium, for 10 fuel cell modules to power Van Hool A330 buses to be deployed in Emmen, the Netherlands, under the JIVE2 funding program. We plan to deliver the 10 fuel cell modules in 2021 to power 10 Van Hool A330 model FCEBs that are planned for deployment with Groningen-Drenthe and Qbuzz, the public transport agency in Emmen, by 2022.

On December 4, 2019, we announced the receipt of a purchase order from Van Hool for 20 FCveloCity®-HD 85-kilowatt (kW) fuel cell modules to power buses in Groningen, the Netherlands, under the JIVE2 funding program. Ballard delivered the 20 FCveloCity®-HD 85kW modules in 2020. These are expected to power 20 Van Hool A330 model FCEBs that are planned for deployment with Qbuzz, the transit agency for the city of Groningen. Europe’s Joint Initiative For Hydrogen Vehicles Across Europe (“JIVE”) funding programs are intended to pave the way to commercialization of fuel cell electric buses by coordinating procurement activities to unlock economies-of-scale and reduce costs as well as supporting new hydrogen refueling stations.

Revenue earned from all supply agreements with Van Hool (nil million in the fourth quarter of 2020; $2.3 million in fiscal 2020; $0.7 million in the fourth quarter of 2019; $5.1 million in fiscal 2019) is recorded as Heavy-Duty Motive revenues.

Eltek Nordic

On December 14, 2020, we announced the signing of a collaboration agreement with Eltek Nordic – a power conversion company headquartered in Drammen, Norway and part of Delta, a global leader in power electronics, automation and infrastructure – to provide reliable backup power solutions for telecom networks and other critical communication infrastructure, with a focus on Nordic countries, primarily Norway, Denmark and Iceland. The announced collaboration will utilize Ballard’s FCgen®-H2PM fuel cell backup power system. Ballard and Eltek have a long-standing commercial relationship, having sourced products from each other for a number of years. The companies recently collaborated on a project at Trollstigen in the mountains of Norway, installing an off-grid power solution that integrates solar, wind, fuel cells, and batteries to ensure continuous operation and connectivity of a remote telecom network site.

As providers of extensive fiber broadband networks for telecommunications services, Nordic countries require reliable backup power systems that ensure continuous connectivity, even in the event of grid failures. Ballard’s hydrogen fueled 1.7 kilowatt (kW) and 5kW FCgen®-H2PM backup power systems provide low cost, flexibility, and high reliability:

●	Low cost – Competitive total cost of ownership is underpinned by an extensive 15-year product lifetime.
●	Flexibility – Modular design ensures a fit with various site configurations and scalability supports power requirements up to 60kW’s and beyond.
●	No risk – High reliability in excess of 99%, tolerance to a wide range of temperatures (from -40oC to +46oC), and an intelligent architecture with predictive maintenance system and automated self-testing design for deployment in unmanned locations.

AdKor GMBH and SFC ENERGY AG

On January 14, 2020, we announced the signing of Equipment Sales Agreements for the provision of an initial 500 FCgen®-1020ACS fuel cell stacks to adKor GmbH (“adKor”) and SFC Energy AG (“SFC Energy”), to be integrated into adKor’s Jupiter backup power systems for deployment at radio tower sites in Germany through the end of 2021. Contracts have been awarded to adKor for the supply of fuel cell backup power systems to support an initial tranche of 500 radio tower sites in Germany – with the potential for a total of up to 1,500 radio tower sites – and adKor has sub-contracted a portion of the work to SFC Energy. As a result, adKor and SFC Energy have signed development partnership and licensing agreements, will share production activities for the supply of Jupiter systems and are developing product line extensions. Revenue earned from these agreements ($0.4 million in the fourth quarter of 2020; $1.4 million in fiscal 2020) are recorded as Backup Power revenues.

Audi AG

On June 11, 2018, we announced the signing of a 3.5-year extension to our technology solutions contract with Audi, part of the Volkswagen Group, extending the program to August 2022. The aggregate value of the contract extension is expected to be Canadian $80 to $130 million (approximately $62 to $100 million), subject to certain rights by Audi to reduce the program scope and value. The program, through a series of technical milestone awards, encompasses automotive fuel cell stack development as well as system design support activities for the benefit of Audi. Ballard engineers are leading critical areas of fuel cell product design – including the MEA, plate and stack components – along with certain testing and integration work. As noted above, on October 29, 2020 we entered into an amendment to the existing Technology Development Agreement and a Patent License Agreement with Audi and now expect total Audi contract revenues to be at the lower end of the above noted range.

Ballard signed an initial 4-year contract with Volkswagen AG in March 2013, followed by a 2-year extension in February 2015. Audi assumed leadership of the program in 2016. Revenue earned from this and other agreements with Audi ($5.2 million in the fourth quarter of 2020; $16.0 million in fiscal 2020; $9.2 million in the fourth quarter of 2019; $26.7 million in fiscal 2019; $26.6 million in fiscal 2018) is recorded as Technology Solutions revenues.

Siemens AG

On November 14, 2017, we announced the signing of a multi-year Development Agreement with Siemens AG (“Siemens”) for the development of a zero-emission fuel cell engine to power

Siemens’ Mireo light rail train. The Development Agreement has a contemplated value of approximately $9.0 million to Ballard over 3 years. Under the terms of the Development Agreement, Ballard will develop a 200-kilowatt fuel cell engine for integration into Siemens’ new Mireo train platform. Initial deployments of the fuel cell powered Mireo train are planned for 2021. Revenue earned from this agreement (nil million in the fourth quarter of 2020; $0.9 million in fiscal 2020; $0.7 million in the fourth quarter of 2019; $3.2 million in fiscal 2019; $1.8 million in fiscal 2018) is recorded as Technology Solutions revenue.

4.4 North America and Other

Canadian Pacific

On March 9, 2021, we announced together with Canadian Pacific (“CP”) that CP will employ Ballard fuel cell modules for CP’s pioneering Hydrogen Locomotive Program. The modules will provide a total of 1.2 megawatts of electricity to power the locomotive. Through its Hydrogen Locomotive Program, CP will develop North America’s first hydrogen-powered line-haul freight locomotive by retrofitting a formerly diesel-powered locomotive with Ballard hydrogen fuel cells. The fuel cells will work with battery technology to power the locomotive’s electric traction motors. Once operational, CP will conduct rail service trials and qualification testing to evaluate the technology’s readiness for the freight-rail sector. We plan to deliver six of our 200-kilowatt fuel cell modules to CP in 2021. We will also provide support to enable integration of the modules into the locomotive.

Chart Industries. Inc.

On February 10, 2021, we announced the signing of a non-binding Memorandum of Understanding with Chart Industries, Inc. (“Chart”) – a leading diversified global manufacturer of highly engineered equipment for the industrial gas and clean energy industries – for the joint development of integrated system solutions that include a fuel cell engine with onboard liquid hydrogen (“LH2”) storage and vaporization for the transportation industry, with a focus on heavy-duty applications including buses, trucks, rail and marine vessels. This collaboration is targeted to enable accelerated adoption of hydrogen in heavy-duty transport applications requiring long range, rapid refueling and lowest total cost of ownership of the vehicle. Liquid hydrogen is well-suited for the transportation industry as its higher density, lower pressure, and ease of filling via liquid hydrogen pump contributes to the ability for larger mobile equipment to travel longer distances, similar to what is possible today with diesel fuel. As part of the development agreement:

●	Chart will provide:
	○	Liquid hydrogen expertise from liquefaction plant to storage, fueling & onboard tanks;
	○	Extensive truck LNG tank experience;
	○	An existing liquid hydrogen onboard vehicle tank prototype design;
	○	Fuel to vehicle connection / interface experience; and
	○	LH2 test lab in Minnesota, United States.
●	Ballard will provide:
	○	PEM fuel cell technology expertise;
	○	PEM fuel cell stacks, modules, and systems;

○	Fuel cell mobility experience with over 70 million km of vehicle operation;

○	Market access to System Integrators and vehicle OEMs; and

○	Fuel cell testing facilities in British Columbia, Canada, and Denmark.

Global Energy Ventures

On February 3, 2021, we announced that the signing of a non-binding Memorandum of Understanding with Global Energy Ventures (“GEV”) – a provider of integrated compressed shipping solutions for the transportation of energy to regional markets, headquartered in Australia – for the development of a new fuel cell-powered ship, called C-H2 Ship, designed to transport compressed green hydrogen. The power required for a small-scale demonstration of the C-H2 Ship is expected to be under 10 megawatts (MW). At full scale, the C-H2 Ship will have a propulsion power requirement of approximately 26MW, based on 2,000 tons of compressed green hydrogen storage capacity. GEV will be responsible for design approvals, development, financing, and operation of C-H2 Ship, along with integration of the required power system. Ballard will be responsible for design of the fuel cell system for the C-H2 Ship, based on its FCwaveTM technology, and will assist GEV with integration of the fuel cell system into the vessel’s design. Ballard’s FCwaveTM system will obtain its hydrogen fuel from the compressed green hydrogen stored onboard and transported by the vessel.

Canadian Government’s Introduction of a Progressive Hydrogen Strategy

On December 16, 2020, we recognized and applauded Canada’s Federal Government for the launch of the Hydrogen Strategy for Canada, a critical step toward realizing the goal of carbon neutrality in Canada by 2050 as part of the global fight against climate change. Canada now joins 31 other countries in recognizing the critical role of hydrogen in the energy transition. With hydrogen as a keystone underpinning Canada’s Climate Action Plan, a pathway is provided to decarbonize segments of the economy that are otherwise difficult to abate. This includes Heavy- and Medium-Duty Motive applications – such as transit buses, commercial trucks, trains, and marine vessels – that have a disproportionately large impact on the emission of CO2 and particulate matter.

Anglo American

On October 29, 2019, we announced receipt of a purchase order for the sale of nine FCveloCity®-HD 100-kilowatt (kW) fuel cell modules to Anglo American, the world’s largest platinum group metals mining company and a strategic investor in Ballard. Eight of the FCveloCity®-HD modules are expected to power a retrofitted Ultra heavy-duty mining truck in a demonstration project during 2020 at one of Anglo American’s mining operations in South Africa with the ninth module maintained as a spare. Revenue earned from this and other agreements with Anglo American (nil million in the fourth quarter of 2020; $1.5 million in fiscal 2020) are recorded as Heavy-Duty Motive revenues.

5. RESULTS OF OPERATIONS

5.1 Operating Segments

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of

Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

On October 15, 2020, we sold the UAV business assets of our subsidiary located in Southborough, Massachusetts to Honeywell. As we were committed to the disposition of the UAV assets as of September 30, 2020, the UAV business has been classified as a discontinued operation as of September 30, 2020. As such, the historic operating results of the UAV business for both 2020 and 2019 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.2 Summary of Key Financial Metrics – Three Months Ended December 31, 2020

Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Fuel Cell Products and	2020	2019	$ Change	% Change
Services
Heavy-Duty Motive	$11,918	$21,392	$(9,474)	(44%)
Material Handling	945	1,932	(987)	(51%)
Backup Power	2,103	2,005	98	5%
Technology Solutions	13,623	16,428	(2,805)	(17%)
Revenues	28,589	41,757	(13,168)	(32%)
Cost of goods sold	22,949	33,195	(10,246)	(31%)
Gross Margin	$5,640	$8,562	$(2,922)	(34%)
Gross Margin %	20%	21%	n/a	(1	pt)

Fuel Cell Products and Services Revenues of $28.6 million for the fourth quarter of 2020 decreased (32%), or ($13.2) million, compared to the fourth quarter of 2020. The (32%) decrease was driven by significantly lower Heavy-Duty Motive revenues and by lower Technology Solutions and Material Handling revenues which more than offset a minor increase in Backup Power revenues.

Technology Solutions revenues of $13.6 million decreased by ($2.8) million, or (17%), due primarily to decreased amounts earned on the Audi program. Technology Solutions revenues in the fourth quarter of 2020, as compared to the fourth quarter of 2019, continued to be negatively impacted by a reduction in program scope as certain planned activities were completed, and by the deferral of development work on certain of our programs as a result of ongoing work, travel and other restrictions related to the COVID-19 pandemic. Revenues of $13.6 million in the fourth quarter of 2020 were from a variety of customer programs including revenue from the Weichai Ballard JV technology transfer program of $6.5 million; the Audi program of $5.2 million; Nisshinbo programs of $0.1 million; and $1.8 million from a variety of other customer programs. Revenue in the fourth quarter of 2019 of $16.4 million were also from a variety of customer programs including amounts earned from the Weichai Ballard JV technology transfer program of $5.6 million; the Audi program of $9.2 million; the Siemens development program of $0.7 million; Nisshinbo programs of $0.4 million; and $0.5 million from a variety of other customer programs.

Heavy-Duty Motive revenues of $11.9 million decreased ($9.5) million, or (44%), due primarily to lower shipments of fuel cell products to customers primarily in China. Heavy-Duty

Motive revenues on a quarter to quarter basis are also impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Motive revenues of $11.9 million in the fourth quarter of 2020 include $5.0 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $2.5 million for shipments of MEAs to Synergy Ballard JVCo for use in their manufacture and assembly of FCveloCity® fuel cell stacks in China; $1.7 million to Wrightbus, $0.8 million to Solaris, and $0.5 million to New Flyer for shipments of FCveloCity®-HD7 85&100-kilowatt fuel cell modules and related components for their respective bus programs; and $1.4 million for fuel cell products to other customers. Heavy-Duty Motive revenues of $21.4 million in the fourth quarter of 2019 include $13.2 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $6.5 million for shipments of MEAs to Synergy Ballard JVCo for use in their manufacture and assembly of FCveloCity® fuel cell stacks in China; $0.7 million to Van Hool for shipments of FCveloCity®-HD7 85&100-kilowatt fuel cell modules and related components for their bus programs; and $1.0 million for a variety of fuel cell products to a variety of customers around the world.

Backup Power revenues of $2.1 million increased $0.1 million, or 5%, due primarily to an increase in sales of hydrogen-based backup power fuel cell stacks to Europe and Asia, including shipments of FCgen®-1020ACS fuel cell stacks to adKor and SFC Energy in Germany.

Material Handling revenues of $0.9 million decreased ($1.0) million, or (51%), primarily as a result of lower shipments to Plug Power.

Fuel Cell Products and Services gross margins were $5.6 million, or 20% of revenues, for the fourth quarter of 2020, compared to $8.6 million, or 21% of revenues, for the fourth quarter of 2019. The decrease in gross margin of ($2.9) million, or (34%), was driven primarily by the (32%) decrease in total revenues, combined with a shift to lower overall product margin and service revenue mix resulting in an (1) percentage point decrease in gross margin as a percent of revenues.

Gross margin in the fourth quarter of 2020 was also positively impacted by net warranty adjustments of $1.2 million related primarily to contractual expirations and reduced service costs; and was negatively impacted as a result of net inventory adjustments of ($0.4) million related primarily to excess and impaired inventory. Gross margin in the fourth quarter of 2019 was negatively impacted as a result of net inventory adjustments of ($1.6) million related primarily to excess and impaired inventory; and was positively impacted by net warranty adjustments of $1.0 million related primarily to contractual expirations and reduced service costs.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2020	2019	$ Change	% Change
Research and Product
Development (cash operating cost)	$9,571	$7,317	$2,254	31%
General and Administrative
(cash operating cost)	4,454	3,328	1,126	34%
Sales and Marketing (cash operating
cost)	2,365	2,439	(74)	(3)%
Cash Operating Costs	$16,390	$13,084	$3,306	25%

Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2020 were $16.4 million, an increase of $3.3 million, or 25%, compared to the fourth quarter of 2019. The $3.3 million, or 25%, increase was driven by higher research and product development cash operating costs of $2.3 million, by higher general and administrative cash operating costs of $1.1 million, partially offset by lower sales and marketing cash operating costs of ($0.1) million.

The $3.3 million, or 25%, increase in cash operating costs in the fourth quarter of 2020 was driven primarily by increased expenditure on technology and product development activities in Canada and in Denmark related to the design and development of our next generation fuel cell stacks and modules for bus, truck, rail and marine applications, and the ongoing improvement of our existing fuel cell products, including activities related to product cost reduction. In addition, general and administrative expenses were higher due primarily to incurred COVID-19 administration costs and by higher contract administration, legal and professional fees.

While we have significantly increased our gross investment and expenditure on research and product development activities in Canada and Denmark related to our next generation fuel cell products including the launch of our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, the launch of our FCwaveTM Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS, a portion of this gross investment has been reallocated from research and product development expense to cost of goods sold for work performed on revenue producing Technology Solutions projects. These cost increases were partially offset by increased government funding recoveries in the fourth quarter of 2020 as compared to the fourth quarter of 2019. Government funding recoveries are primarily reflected as a cost offset against gross research and product development expenses.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2020	2019	$ Change	% Change
Adjusted EBITDA	$(14,470)	$(7,046)	$(7,424)	(105%)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2020 was ($14.5) million, compared to ($7.0) million for the fourth quarter of 2019. The ($7.4) million increase in Adjusted EBITDA loss was driven primarily the decrease in gross margin of ($2.9), by the increase in Cash Operating Costs of ($3.3) million, and by higher equity in loss of investment in joint venture and associates of ($1.4) million primarily attributed to the ongoing establishment of operations of Weichai Ballard JV.

Net loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2020	2019	$ Change	% Change
Net loss from continuing operations	$(14,408)	$(9,795)	$(4,614)	(47%)

Net loss from continuing operations for the fourth quarter of 2020 was ($14.4) million, or ($0.05) per share, compared to a net loss from continuing operations of ($9.8) million, or ($0.04) per share, in the fourth quarter of 2019. The ($4.6) million increase in net loss in the fourth quarter of 2020 was driven primarily by the increase in Adjusted EBITDA loss of ($7.4) million, by higher stock-based compensation expense of ($1.4) million, partially offset by higher finance and other income of $3.6 million primarily as a result of increased foreign exchange gains attributable to the effect of the strengthening of the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position.

Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2020	2019	$ Change	% Change
Revenues	$(19)	$126	$(145)	(115%)
Cost of goods sold	-	40	40	100%
Gross margin	(19)	86	(105)	(122%)
Operating expenses	(427)	(564)	137	24%
Gain on sale of assets	168	-	168	100%
Net loss from discontinued operations	$(278)	$(478)	$200	42%

Net loss from discontinued operations for the fourth quarter of 2020 was ($0.3) million, or ($0.00) per share, compared to a new loss from discontinued operations of ($0.5) million, or ($0.00) per share, in the fourth quarter of 2019. The $0.2 million decrease in net loss in the fourth quarter of 2020 was driven primarily by an increase in gain on sale of assets of $0.2 million. During the fourth quarter of 2020, we recorded a gain on sale of assets of $0.2 million on the divestiture of our UAV business assets to Honeywell.

Cash provided by (used in) operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2020	2019	$ Change	% Change
Cash provided by (used in) operating	$(6,661)	$4,109	$(10,769)	(262%)
activities

Cash used in operating activities in the fourth quarter of 2020 was ($6.7) million, consisting of cash operating losses of ($6.7) million and nominal net working capital inflows. Cash provided by operating activities in the fourth quarter of 2019 was $4.1 million, consisting of cash operating losses of ($3.9) million and net working capital inflows of $8.0 million. The ($10.8) million increase in cash used in operating activities in the fourth quarter of 2020, as compared to the fourth quarter of 2019, was driven by the relative increase in cash operating losses of ($2.8) million, combined with the relative increase in working capital requirements of ($8.0) million.

The relative ($2.8) million increase in cash operating losses in the fourth quarter of 2020 was negatively impacted by the increase in Adjusted EBITDA loss of ($7.4) million. This net (loss) increase in the fourth quarter of 2020 was also impacted by several items included in Adjusted EBITDA loss but excluded from cash operating losses including: higher equity investment losses in joint venture and associates of $1.4 million, and higher finance and other income of $3.6 million.

The nominal total change in working capital in the fourth quarter of 2020 was driven by higher accounts and contract receivables of ($10.5) million primarily as a result of the timing of revenues and the related customer collections, lower deferred revenue of ($1.6) million as we fulfilled contract deliverables on certain Heavy-Duty Motive and Technology Solutions contracts for which we received pre-payments in an earlier period, by lower accrued warranty obligations of ($1.2) million primarily on Heavy-Duty Motive product shipments, and by higher prepaid expenses of ($1.1) million. These fourth quarter of 2020 outflows were partially offset by lower inventory of $7.7 million as we shipped against expected Heavy-Duty Motive shipments in the last quarter of 2020, and by higher accounts payable and accrued liabilities of $6.6 million primarily as a result of the timing of supplier payments and annual compensation awards.

This compares to a total change in working capital of $8.0 million in the fourth quarter of 2019 which was driven primarily by higher accounts payable and accrued liabilities of $7.4 million primarily as a result of the timing of supplier payments and annual compensation awards, by lower inventory of $5.9 million as we delivered expected Heavy-Duty Motive shipments to customers in the fourth quarter of 2019, and by lower prepaid expenses of $1.5 million. These fourth quarter of 2019 inflows were partially offset by higher accounts and contract receivables of ($4.0) million primarily as a result of the timing of revenue recognition and the related customer collections, and by lower deferred revenue of ($3.3) million as we fulfilled contract deliverables on certain Heavy-Duty Motive and Technology Solutions contracts for which we received pre-payments in an earlier period.

5.3 Summary of Key Financial Metrics – Year Ended December 31, 2020

Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Fuel Cell Products and Services	2020	2019	$ Change	% Change
Heavy-Duty Motive	$47,688	$35,363	$12,325	35%
Material Handling	5,310	10,758	(5,448)	(51%	)
Backup Power	5,602	2,982	2,620	88%
Technology Solutions	45,277	56,620	(11,343)	(20%	)
Revenues	103,877	105,723	(1,846)	(2%	)
Cost of goods sold	82,893	83,385	(492)	(1%	)
Gross Margin	$20,984	$22,338	$(1,354)	(6%	)
Gross Margin %	20%	21%	n/a	(1 pt	)

Fuel Cell Products and Services Revenues of $103.8 million for 2020 decreased (2%), or ($1.8) million, compared to 2019. The (2%) decrease was driven by lower Technology Solutions and Material Handling revenues which more than offset higher Heavy-Duty Motive and Backup Power revenues.

Heavy-Duty Motive revenues of $47.7 million increased $12.3 million, or 35%, due primarily to higher shipments of fuel cell products to customers primarily in China. Heavy-Duty Motive revenues on a quarter to quarter basis are also impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Motive revenues of $47.7 million in 2020 include $23.6 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $8.0 million for shipments of MEAs to Synergy Ballard JVCo for use in their manufacture and assembly of FCveloCity® fuel cell stacks in China; $6.7 million to Wrightbus, $2.3 million to Van Hool, $2.5 million to Solaris, and $0.5 million to New Flyer for shipments of FCveloCity®-HD7 85&100-kilowatt fuel cell modules and related components for their respective bus programs; $1.5 million to Anglo American for shipments of FCveloCity®-HD 100 kilowatt (kW) fuel cell modules and related components for their mining project; and $2.6 million for fuel cell products to other customers. Heavy-Duty Motive revenues of $35.4 million in 2019 include $14.7 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $8.7 million to Synergy Ballard JVCo for shipments of MEAs for use in their manufacture and assembly of FCveloCity® fuel cell stacks in China; $5.1 million to Van Hool and $1.7 million to WrightBus for shipments of FCveloCity®-HD7 85&100-kilowatt fuel cell modules for their respective bus programs; and $5.2 million for a variety of fuel cell products to a variety of customers around the world.

Technology Solutions revenues of $45.3 million decreased by ($11.3) million, or (20%), due primarily to decreased amounts earned on the Audi program, the Siemens development program, and the Weichai Ballard JV technology transfer program. Technology Solutions revenues in 2020, as compared to 2019, was negatively impacted by a reduction in program scope as certain planned activities were completed, and by the deferral of development work on certain of our programs as a result of ongoing work, travel and other restrictions related to the COVID-19 pandemic. Revenues of $45.3 million in 2020 were from a variety of customer programs including revenue from the Weichai Ballard JV technology transfer program of $21.2 million; the Audi program of $16.0 million; the Siemens development program of $0.9 million; Nisshinbo programs of $1.8 million; the Broad-Ocean program of $0.8 million, and $4.6 million from a variety of other customer programs. Revenue in 2019 of $56.6 million were also from a variety of customer programs including amounts earned from the Audi program of $26.7 million, the Weichai Ballard JV technology transfer program of $22.5 million; the Siemens development program of $3.2 million; Nisshinbo programs of $1.1 million; and $3.1 million from a variety of other customer programs. Audi program revenues were also nominally impacted in 2020, as compared to 2019, as a result of an approximate average (1%) lower Canadian dollar, relative to the U.S. dollar, as the Audi Agreement is priced in Canadian dollars. The underlying costs to satisfy the Audi Agreement are primarily denominated in Canadian dollars.

Backup Power revenues of $5.6 million increased $2.6 million, or 88%, due primarily to an increase in sales of hydrogen-based backup power fuel cell stacks to Asia and Europe, including shipments of FCgen®-1020ACS fuel cell stacks to adKor and SFC Energy in Germany, as hydrogen-based backup power product and service revenues in Europe were relatively flat.

Material Handling revenues of $5.3 million decreased ($5.4) million, or (51%), primarily as a result of significantly lower shipments to Plug Power.

Fuel Cell Products and Services gross margins were $21.0 million, or 20% of revenues, for the 2020, compared to $22.3 million, or 21% of revenues, for 2019. The decrease in gross margin of ($1.4) million, or (6%), was driven primarily by the (2%) decrease in total revenues, combined with a shift to lower overall product margin and service revenue mix resulting in an (1) percentage point decrease in gross margin as a percent of revenues.

Gross margin in 2020 was also negatively impacted by net inventory adjustments of ($1.5) million related primarily to excess and impaired inventory; and was positively impacted by net warranty adjustments of $1.4 million related primarily to contractual expirations and reduced service costs. Gross margin in 2019 was negatively impacted by net inventory adjustments of ($2.4) million related primarily to excess and impaired inventory; and positively impacted by net warranty adjustments of $1.0 million related primarily to contractual expirations and lower expected service costs.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	$ Change	% Change
Research and Product Development (cash operating cost)	$28,981	$20,548	$8,433	41%
General and Administrative (cash operating cost)	13,566	11,099	2,467	24%
Sales and Marketing (cash operating cost)	7,482	7,154	328	5%
Cash Operating Costs	$50,029	$38,801	$11,228	29%
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for 2020 were $50.0 million, an increase of $11.2 million, or 29%, compared to 2019. The $11.2 million, or 29%, increase was driven by higher research and product development cash operating costs of $8.4 million, by higher general and administrative cash operating costs of $2.5 million, and by higher sales and marketing cash operating costs of $0.3 million.

The $11.2 million, or 29%, increase in cash operating costs in 2020 was driven primarily by increased expenditure on technology and product development activities in Canada and in Denmark related to the design and development of our next generation fuel cell stacks and modules for bus, truck, rail and marine applications, and the ongoing improvement of our existing fuel cell products, including activities related to product cost reduction. In addition, general and administrative expenses were higher due primarily to incurred COVID-19 administration costs and by higher contract administration, legal and professional fees, and sales and marketing costs increased primarily due to increase in sales and marketing labour costs in Canada and Europe.

While we have significantly increased our gross investment and expenditure on research and product development activities in Canada and Denmark related to our next generation fuel cell products including the launch of our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, the launch of our FCwaveTM Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS, a portion of this gross investment has been reallocated from research and product development expense to cost of goods sold for work performed on revenue producing Technology Solutions projects. These cost increases were partially offset by increased government funding recoveries in 2020 as compared to 2019. Government funding recoveries are reflected primarily as a cost offset against gross research and product development expenses.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	$ Change	% Change
Adjusted EBITDA	$(38,944)	$(26,608)	$(12,336)	(46%	)
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for 2020 was ($38.9) million, compared to ($26.6) million for 2019. The ($12.3) million increase in Adjusted EBITDA loss was driven primarily by the decrease in gross margin of ($1.4) million and by the increase in Cash Operating Costs of ($11.2) million. In addition, Adjusted EBITDA in 2020 was positively impacted by a decline in other operating expenses of $1.5 million primarily as a result of lower impairment losses on trade receivables consisting primarily on amounts owed to us in 2019 for product shipments to the former WrightBus. This positive impact was however offset by higher equity in loss of investment in joint venture and associates of ($1.5) million primarily attributed to the ongoing establishment of operations of Weichai Ballard JV

In addition, operating costs in 2020 were impacted by the slightly positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to 2019. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (1%), or (100) basis points, lower 2020 as compared to 2019, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.7 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Adjusted EBITDA by approximately $0.7 million.

Net loss from Continuing operations

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	$ Change	% Change
Net loss from continuing operations	$(49,469)	$(35,291)	$(14,178)	(40%	)

Net loss from continuing operations for 2020 was ($49.5) million, or ($0.20) per share, compared to a net loss from continuing operations of ($35.3) million, or ($0.15) per share, in 2019. The ($14.2) million increase in net loss in 2020 was driven primarily by the increase in Adjusted EBITDA loss of ($12.3) million, by an increase in the impact of unrealized gains (losses) on foreign exchange contracts of ($0.5) million, and higher stock-based compensation expense of ($2.8) million. These loss increases in 2020 were partially offset by higher finance and other income of $1.6 million primarily as a result of increased foreign exchange gains attributable to the effect of the strengthening of the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position, partially offset by lower interest income earned on our cash and cash equivalents primarily due to the decline in cash deposit interest rates.

Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	$ Change	% Change
Revenues	$263	$604	$(341)	(56%	)
Cost of goods sold	223	347	124	36%
Gross margin	40	257	(217)	(84%	)
Operating expenses	(2,116)	(2,204)	88	4%
Finance and other income	-	188	(188)	(100%	)
Gain (loss) on sale of assets	168	(2,000)	2,168	108%
Net loss from discontinued operations	$(1,908)	$(3,759)	$1,851	49%

Net loss from discontinued operations for 2020 was ($1.9) million, or ($0.01) per share, compared to a net loss from discontinued operations of ($3.8) million, or ($0.02) per share, in 2019. The $1.9 million decrease in net loss in 2020 was driven primarily by a decline in loss on sale of assets of $2.2 million combined with lower operating expenses of $0.1 million, partially offset by lower gross margin of ($0.2) million and lower finance and other income of ($0.2) million.

As noted above, net loss from discontinued operations in 2019 was negatively impacted by a loss on sale of assets of ($2.0) million related to an additional impairment charge arising from the divestiture of our Power Manager assets in October 2018 after adjusting the estimated amount of variable consideration from $2.0 million to nil. During October 2019, the estimated amount of variable consideration was confirmed as nil as the buyer failed to meet the minimum specific sales objectives in the 12-month earn-out period to trigger any additional proceeds payable to us.

Cash provided by (used in) operating activities

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	$ Change	% Change
Cash provided by (used in) operating activities	$(42,933)	$(14,230)	$(28,703)	(202%	)

Cash used in operating activities in 2020 was ($42.9) million, consisting of cash operating losses of ($25.8) million and net working capital outflows of ($17.1) million. Cash used in operating activities in 2019 was ($14.2) million, consisting of cash operating losses of ($14.1) million and net working capital outflows of ($0.1) million. The ($28.7) million increase in cash used in operating activities in 2020, as compared to 2019, was driven by relative increase in cash operating losses of ($11.7) million combined with the relative increase in working capital requirements of ($17.0) million.

The relative ($11.7) million increase in cash operating losses in 2020 was negatively impacted by the increase in Adjusted EBITDA loss of ($12.3) million. This net (loss) increase in 2020 was also impacted by several items included in Adjusted EBITDA loss but excluded from cash operating losses including: higher equity investment losses in joint venture and associates of $1.5 million, higher finance and other income of $1.6 million, and lower impairment losses on trade receivables of ($1.5) million.

The total change in working capital of ($17.1) million in 2020 was driven by lower deferred revenue of ($10.3) million as we fulfilled contract deliverables on certain Heavy-Duty Motive and Technology Solutions contracts for which we received pre-payments in an earlier period, by lower accounts payable and accrued liabilities of ($4.2) million as a result of the timing of payments for inventory purchases and annual compensation awards, by higher accounts and contract receivables of ($2.1) million primarily as a result of the timing of revenues and the related customer collections, by higher prepaid expenses of ($1.0) million, and by lower accrued warranty obligations of ($0.9) million primarily on Heavy-Duty Motive product shipments. These working capital outflows were partially offset by lower inventory of $1.4 million.

This compares to a total change in working capital of ($0.1) million in 2019 which was driven by higher accounts and contract receivables of ($14.5) million primarily as a result of the timing of revenue recognition and the related customer collections, by higher inventory of ($0.8) million primarily to support expected Heavy-Duty Motive shipments in the first quarter of 2020, and by higher prepaid expenses of ($0.8) million as we made supplier payment deposits primarily on certain inventory purchases. These 2019 outflows were partially offset by higher accounts payable and accrued liabilities of $11.1 million primarily as a result of the timing of supplier payments and annual compensation awards, by higher deferred revenue of $3.5 million as we collected net pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed, and by higher accrued warranty obligations of $1.4 million primarily on Heavy-Duty Motive product shipments.

5.4 Operating Expenses and Other Items – Three Months and Year ended December 31, 2020

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2020	2019	$ Change	% Change
Research and product development expense	$11,759	$8,922	$2,836	32%
Less: Depreciation and amortization expense	$(765)	$(1,226)	$461	38%
Less: Stock-based compensation expense	$(1,423)	$(379)	$(1,044)	(275%	)
Research and Product Development (cash operating cost)	$9,571	$7,317	$2,254	31%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Research and product development	2020	2019	$ Change	% Change
Research and product development expense	$35,519	$25,259	$10,260	41%
Less: Depreciation and amortization expense	$(3,211)	$(3,339)	$128	4%
Less: Stock-based compensation expense	$(3,327)	$(1,372)	$(1,955)	(142%	)
Research and Product Development (cash operating cost)	$28,981	$20,548	$8,433	41%

Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.

Research and product development expenses for the three months ended December 31, 2020 were $11.8 million, an increase of $2.8 million, or 32%, compared to the corresponding period of 2019. Excluding depreciation and amortization expense of ($0.8) million and ($1.2) million, respectively, in each of the periods, and excluding stock-based compensation expense of ($1.4) million and ($0.3) million, respectively, in each of the periods, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $9.6 million in the fourth quarter of 2020, an increase of $2.3 million, or 31%, compared to the fourth quarter of 2019.

Research and product development expenses for the year ended December 31, 2020 were $35.5 million, an increase of $10.3 million, or 41%, compared to the corresponding period of 2019. Excluding depreciation and amortization expense of ($3.2) million and ($3.3) million, respectively, in each of the periods, and excluding stock-based compensation expense of ($3.3) million and ($1.4) million, respectively, in each of the periods, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $29.0 million in 2020, an increase of $8.4 million, or 41%, compared to 2019.

The respective $2.3 million, or 31%, and $8.4 million, or 41%, increases in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal 2020, as compared to the fourth quarter and fiscal 2019, was driven primarily by increased expenditure on technology and product development activities in Canada and Denmark related to the design and development of our next generation fuel cell stacks and modules for bus, truck, rail and marine applications, and the ongoing improvement of our existing fuel cell products, including activities related to product cost reduction. These cost increases were partially offset by increased government funding recoveries, and by lower labour costs in Canada in 2020 as a result of an approximate

(1%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

While we have significantly increased our gross investment and expenditure on research and product development activities in Canada and Denmark related to our next generation fuel cell products including the launch of our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, the launch of our FCwaveTM Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS, a portion of this gross investment has been reallocated from research and product development expense to cost of goods sold for work performed on revenue producing Technology Solutions projects.

Government funding recoveries were higher in 2020, as compared to 2019, and are attributable primarily to government funding recoveries earned in Denmark by Ballard Power Systems Europe A/S for work performed a variety of European programs including the development of the FCwaveTM Fuel Cell Module for marine applications, and in Canada as a result of qualifying for certain COVID-19 government recoveries in the fourth quarter of 2020. Government funding recoveries are reflected primarily as a cost offset against gross research and product development expenses.

Depreciation and amortization expense included in research and product development expense for the three months and year ended December 31, 2020 was $0.8 million and $3.2 million, respectively, compared to $1.2 million and $3.3 million, respectively, for the corresponding periods of 2019. Depreciation and amortization expense relate primarily to amortization expense on our intangible assets and depreciation expense on our research and product development facilities and equipment.

Stock-based compensation expense included in research and product development expense for the three months and year ended December 31, 2020 was $1.4 million and $3.3 million, compared to $0.4 million and $1.4 million, respectively, for the corresponding periods of 2019. The increase in 2020 is due primarily to new equity awards granted in 2020 to a wider employee base to help retain key personnel.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2020	2019	$ Change	% Change
General and administrative expense	$4,972	$3,812	$1,160	30%
Less: Depreciation and amortization expense	$(281)	$(284)	$3	1%
Less: Stock-based compensation expense	$(561)	$(434)	$(127)	(29%	)
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$324	$234	$90	39%
General and Administrative (cash operating cost)	$4,454	$3,328	$1,126	34%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
General and administrative	2020	2019	$ Change	% Change
General and administrative expense	$16,234	$12,868	$3,366	26%
Less: Depreciation and amortization expense	$(1,120)	$(1,137)	$17	1%
Less: Stock-based compensation expense	$(1,807)	$(1,437)	$(370)	(26%	)
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$259	$805	$(546)	(68%	)
General and Administrative (cash operating cost)	$13,566	$11,099	$2,467	22%

General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.

General and administrative expenses for the three months ended December 31, 2020 were $5.0 million, an increase of $1.2 million, or 30%, compared to the corresponding period of 2019. Excluding depreciation and amortization expense of ($0.3) million in each of the periods, excluding stock-based compensation expense of ($0.6) million and ($0.4) million, respectively, in each of the periods, and excluding the impact of unrealized gains (losses) on foreign exchange contracts of $0.3 and $0.2 million, respectively, in each of the periods, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $4.5 million in the fourth quarter of 2020, an increase of $1.1 million, or 34%, compared to the fourth quarter of 2019.

General and administrative expenses for the year ended December 31, 2020 were $16.2 million, an increase of $3.4 million, or 26%, compared to the corresponding period of 2019. Excluding depreciation and amortization expense of ($1.1) million in each of the periods, excluding stock-based compensation expense of ($1.8) million and ($1.4) million, respectively, in each of the periods, and excluding the impact of unrealized gains (losses) on foreign exchange contracts of $0.3 and $0.8 million, respectively, in each of the periods, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $13.6 million in 2020, an increase of $2.5 million, or 22%, compared to 2019.

The respective $1.1 million, or 34%, and $2.5 million, or 22%, increases in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal 2020, as compared to the fourth quarter and fiscal 2019, was due primarily to incurred COVID-19 administration costs and by higher contract administration, legal and professional fees. These cost increases were partially offset by lower labour costs in Canada in 2020 as a result of an approximate (1%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Depreciation and amortization expense included in general and administrative expense for the three months and year ended December 31, 2020 was $0.3 million and $1.1 million, consistent with the corresponding periods of 2019. Depreciation and amortization expense relate primarily to our office and information technology intangible assets including our ongoing investment in our ERP system.

Stock-based compensation expense included in general and administrative expense for the three months and year ended December 31, 2020 was $0.6 million and $1.8 million, respectively, compared to $0.4 million and $1.4 million, respectively, for the corresponding periods of 2019. The increase in 2020 is due primarily to new equity awards granted in 2020 to a wider employee base to help retain key personnel.

The impact of unrealized gains (losses) on foreign exchange contracts included in general and administrative expense for the three months and year ended December 31, 2020 was $0.3 million in each of the periods, compared to $0.2 million and $0.8 million, respectively, for the corresponding periods of 2019. We use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria. At December 31, 2020, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $16.75 million at an average rate of 1.3237 Canadian per U.S. dollar, resulting in an unrealized gain of Canadian $0.6 million at December 31, 2020.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December,
Sales and marketing	2020	2019	$ Change	% Change
Sales and marketing expense	$2,742	$2,604	$138	5%
Less: Depreciation and amortization expense	$(14)	$(8)	$(6)	(75%	)
Less: Stock-based compensation expense	$(363)	$(157)	$(206)	(131%	)
Sales and Marketing (cash operating cost)	$2,365	$2,439	$(74)	(3%	)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Sales and marketing	2020	2019	$ Change	% Change
Sales and marketing expense	$8,616	$7,769	$847	11%
Less: Depreciation and amortization expense	$(40)	$(33)	$(7)	(21%	)
Less: Stock-based compensation expense	$(1,094)	$(582)	$(512)	(88%	)
Sales and Marketing (cash operating cost)	$7,482	$7,154	$328	5%

Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.

Sales and marketing expenses for the three months ended December 31, 2020 were $2.7 million, an increase of $0.1 million, or 5%, compared to the corresponding period of 2019. Excluding stock-based compensation expense of ($0.4) million and ($0.2) million, respectively, in each of the periods, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $2.4 million in the fourth quarter of 2020, a decrease of ($0.1) million, or (3%), compared to the fourth quarter of 2019.

Sales and marketing expenses for the year ended December 31, 2020 were $8.6 million, an increase of $0.8 million, or 11%, compared to the corresponding period of 2019. Excluding stock-based compensation expense of (1.1) million and ($0.6) million, respectively, in each of the periods, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $7.5 million in 2020, an increase of $0.3 million, or 5%, compared to 2019.

The $0.3 million, or 5%, increase in sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in 2020, as compared to 2019, was driven primarily by an increase in sales and marketing labour costs in Canada and Europe. These cost increases were partially offset by reduced travel expenditures and by lower labour costs in Canada as a result of an approximate (1%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Stock-based compensation expense included in sales and marketing expense for the three months and year ended December 31, 2020 was $0.4 million and $1.1 million, respectively, compared to $0.2 million and $0.6 million, respectively, for the corresponding periods of 2019. The increase in 2020 is due primarily to new equity awards granted in 2020 to a wider employee base to help retain key personnel.

Other expense for the three months and year ended December 31, 2020 was $0.1 million and $0.4 million, respectively, compared to $0.2 million and $1.9 million, respectively, for the corresponding periods of 2019. The following table provides a breakdown of other expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2020	2019	$ Change	% Change
Impairment loss (recovery) on trade receivables	$60	$251	$(191)	(76%)
Restructuring expense (recovery)	26	(3)	29	967%
Acquisition charges	-	-	-	-
Other expenses (recovery)	$86	$248	$(162)	(65%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	$ Change	% Change
Impairment loss (recovery) on trade receivables	$310	$1,787	$(1,477)	(83%)
Restructuring expense	66	101	(35)	(35%)
Acquisition charges	-	-	-	-
Other expenses (recovery)	$376	$1,888	$(1,512)	(80%)

Net impairment loss (recovery) on trade receivables for the year ended December 31, 2020 was $0.3 million and is due primarily to an increase in the expected credit loss (“ECL”) on our financial assets measured at amortized cost which consist primarily of trade receivables and contract assets. ECLs are a probability-weighted estimate of credit losses. In the event that we are able to recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Net impairment loss (recovery) on trade receivables for the year ended December 31, 2019 was $1.8 million and is due primarily to an increase in ECLs of $0.3 million and $1.5 million for amounts owed to us for product shipments sold to a former company named WrightBus that were no longer expected to be collected when WrightBus entered administration under U.K. insolvency laws in September 2019 due to an inability to pay its debts. After having gone into administration in 2019, the assets of Wrightbus Limited were acquired by Bamford Bus Company, which carries on business under the name Wrightbus. In the event that we are able to recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Finance income (loss) and other for the three months and year ended December 31, 2020 was $4.1 million and $4.3 million, respectively, compared to $0.6 million and $2.7 million for the corresponding periods of 2019. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2020	2019	$ Change	% Change
Employee future benefit plan expense	$4	$(40)	$44	110%
Pension administration expense	(9)	(107)	98	92%
Investment and other income (loss)	339	598	(259)	(43%)
Foreign exchange gain (loss)	5,303	124	5,179	4,177%
Government levies	(1,500)	-	(1,500)	(100%)
Finance income (loss) and other	$4,137	$575	$3,562	619%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	$ Change	% Change
Employee future benefit plan expense	$(164)	$(208)	$44	21%
Pension administration expense	(110)	(120)	10	8%
Investment and other income (loss)	1,181	3,411	(2,230)	(65%)
Foreign exchange gain (loss)	4,875	(420)	5,295	1,260%
Government levies	(1,500)	-	(1,500)	(100%)
Finance income (loss) and other	$4,282	$2,663	$1,619	61%

Employee future benefit plan expense for the years ended December 31, 2020 and 2019 were ($0.2) million in each of the periods and primarily represent the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for certain former United States employees. Pension administration expense for the years ended December 31, 2020 and 2019 were ($0.1) million in each of the periods and represent administrative costs incurred in managing the plan.

Investment and other income for the three months and year ended December 31, 2020 were $0.3 million and $1.2 million, respectively, compared to $0.6 million and $3.6 million, respectively, for the corresponding periods of 2019. Amounts were earned primarily on our cash and cash equivalents and have changed relatively proportionately with the change in our overall average monthly cash balances with the decline primarily due to the significant decrease in cash deposit interest rates.

Foreign exchange gains (losses) for the three months and year ended December 31, 2020 were $5.3 million and $4.9 million, respectively, compared to $0.1 million and ($0.4) million, respectively, for the corresponding periods of 2019. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date are recorded in other comprehensive income (loss).

Government levies for the three months and year ended December 31, 2020 was ($1.5) million in each of the periods, compared to nominal amounts for the corresponding periods of 2019. Government levies relate primarily to withholding taxes deducted from proceeds earned on certain commercial contracts.

Finance expense for the three months and year ended December 31, 2020 was ($0.3) million and ($1.3) million, respectively, and relatively consistent with the corresponding periods of 2019. Finance expense represents the interest expense incurred on all of our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.

Equity in income (loss) of investment in joint venture and associates for the three months and year ended December 31, 2020 was ($4.3) million and ($12.6) million respectively, compared to ($3.0) million and ($11.1) million, respectively, for the corresponding periods of 2019. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV as a result of our 49% ownership position, and 10% of the net income (loss) of Synergy Ballard JVCo as a result of our 10% ownership position. Both investments in China are accounted for using the equity method of accounting.

The loss of investment in joint venture and associates in 2020 and 2019 is primarily as a result of research and product development expenses in the periods consisting primarily of amounts expended on the ongoing $90 million technology transfer agreement with Ballard as Weichai Ballard JV continue to establish operations. Weichai Ballard JV will manufacture Ballard’s next-generation LCS fuel cell stack and LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights in China.

5.5 Summary of Quarterly Results

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
and weighted average shares outstanding which are expressed in thousands)
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2020	2020	2020	2020
Revenues	$28,589	$25,624	$25,783	$23,882
Net loss from continuing operations	$(14,408)	$(11,212)	$(10,745)	$(13,103)
Net loss from continuing operations per share,	$(0.05)	$(0.05)	$(0.05)	$(0.06)
basic and diluted
Weighted average common shares outstanding	268,735	246,059	235,765	235,330

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2019	2019	2019	2019
Revenues	$41,757	$24,679	$23,419	$15,869
Net loss from continuing operations	$(9,795)	$(9,307)	$(6,600)	$(9,589)
Net loss from continuing operations per share,	$(0.04)	$(0.04)	$(0.03)	$(0.04)
basic and diluted
Weighted average common shares outstanding	233,969	232,810	243,469	232,012

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

●	Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.
●	Operating expenditures: Operating expenses were negatively impacted in the third quarter of 2019 by net impairment losses on trade receivables of ($1.5) million for amounts owed to us for product shipments sold to the former WrightBus that were uncollectable. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

●	Net loss: Net loss in the third quarter of 2019 was impacted by the above noted impact on Operating expenditures in the third quarter of 2019.

6. CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

6.1 Summary of Cash Flows

Cash and cash equivalents were $763.4 million at December 31, 2020, compared to $147.8 million at December 31, 2019. The $615.6 million increase in cash and cash equivalents in 2020 was driven by net proceeds of $694.6 million received from the sale of Common Shares under the $402 million Offering, the $75 million ATM Program, and the $250 million ATM Program, and by share purchase option exercises of $4.4 million. These 2020 cash inflows were partially offset by net cash operating losses (excluding non-cash items) of ($25.8) million, net working capital outflows of ($17.1) million, equity investments in Weichai Ballard JV of ($22.5) million, purchases of property, plant and equipment of ($12.6) million, and by finance lease repayments of ($2.5) million.

6.2 Cash Provided by (Used by) Operating Activities

For the three months ended December 31, 2020, cash used in operating activities was ($6.7) million, consisting of cash operating losses of ($6.7) million and nominal net working capital inflows. For the three months ended December 31, 2019, cash provided by operating activities was $4.1 million, consisting of cash operating losses of ($3.9) million and net working capital inflows of $8.0 million. The ($10.8) million increase in cash used in operating activities in the fourth quarter of 2020, as compared to the fourth quarter of 2019, was driven by the relative increase in cash operating losses of ($2.8) million, combined with the relative increase in working capital requirements of ($8.0) million.

The relative ($2.8) million increase in cash operating losses in the fourth quarter of 2020 was negatively impacted by the increase in Adjusted EBITDA loss of ($7.4) million. This net (loss) increase in the fourth quarter of 2020 was also impacted by several items included in Adjusted EBITDA loss but excluded from cash operating losses including: higher equity investment losses in joint venture and associates of $1.4 million, and higher finance and other income of $3.6 million.

The nominal total change in working capital in the fourth quarter of 2020 was driven by higher accounts and contract receivables of ($10.5) million primarily as a result of the timing of revenues and the related customer collections, lower deferred revenue of ($1.6) million as we fulfilled contract deliverables on certain Heavy-Duty Motive and Technology Solutions contracts for which we received pre-payments in an earlier period, by lower accrued warranty obligations of ($1.2) million primarily on Heavy-Duty Motive product shipments, and by higher prepaid expenses of ($1.1) million. These fourth quarter of 2020 outflows were partially offset by lower inventory of $7.7 million as we shipped against expected Heavy-Duty Motive shipments in the last quarter of 2020, and by higher accounts payable and accrued liabilities of $6.6 million primarily as a result of the timing of supplier payments and annual compensation awards.

This compares to a total change in working capital of $8.0 million in the fourth quarter of 2019 which was driven primarily by higher accounts payable and accrued liabilities of $7.4 million primarily as a result of the timing of supplier payments and annual compensation awards, by lower inventory of $5.9 million as we delivered expected Heavy-Duty Motive shipments to customers in the fourth quarter of 2019, and by lower prepaid expenses of $1.5 million. These fourth quarter of 2019 inflows were partially offset by higher accounts and contract receivables of ($4.0) million primarily as a result of the timing of revenue recognition and the related customer collections, and by lower deferred revenue of ($3.3) million as we fulfilled contract deliverables on certain Heavy-Duty Motive and Technology Solutions contracts for which we received pre-payments in an earlier period.

For the year ended December 31, 2020, cash used in operating activities was ($42.9) million, consisting of cash operating losses of ($25.8) million and net working capital outflows of ($17.1) million. For the year ended December 31, 2019, cash used in operating activities was ($14.2) million, consisting of cash operating losses of ($14.1) million and net working capital outflows of ($0.1) million. The ($28.7) million increase in cash used in operating activities in 2020, as compared to 2019, was driven by relative increase in cash operating losses of ($11.7) million combined with the relative increase in working capital requirements of ($17.0) million.

The relative ($11.7) million increase in cash operating losses in 2020 was negatively impacted by the increase in Adjusted EBITDA loss of ($12.3) million. This net (loss) increase in 2020 was also impacted by several items included in Adjusted EBITDA loss but excluded from cash operating losses including: higher equity investment losses in joint venture and associates of $1.5 million, higher finance and other income of $1.6 million, and lower impairment losses on trade receivables of ($1.5) million.

The total change in working capital of ($17.1) million in 2020 was driven by lower deferred revenue of ($10.3) million as we fulfilled contract deliverables on certain Heavy-Duty Motive and Technology Solutions contracts for which we received pre-payments in an earlier period, by lower accounts payable and accrued liabilities of ($4.2) million as a result of the timing of payments for inventory purchases and annual compensation awards, by higher accounts and contract receivables of ($2.1) million primarily as a result of the timing of revenues and the related customer collections, by higher prepaid expenses of ($1.0) million, and by lower accrued warranty obligations of ($0.9) million primarily on Heavy-Duty Motive product shipments. These working capital outflows were partially offset by lower inventory of $1.4 million.

This compares to a total change in working capital of ($0.1) million in 2019 which was driven by higher accounts and contract receivables of ($14.5) million primarily as a result of the timing of revenue recognition and the related customer collections, by higher inventory of ($0.8) million primarily to support expected Heavy-Duty Motive shipments in the first quarter of 2020, and by higher prepaid expenses of ($0.8) million as we made supplier payment deposits primarily on certain inventory purchases. These 2019 outflows were partially offset by higher accounts payable and accrued liabilities of $11.1 million primarily as a result of the timing of supplier payments and annual compensation awards, by higher deferred revenue of $3.5 million as we collected net pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed, and by higher accrued warranty obligations of $1.4 million primarily on Heavy-Duty Motive product shipments.

6.3 Cash Provided by (Used by) Investing Activities

Investing activities resulted in net cash outflows of ($7.8) million and ($36.4) million, respectively, for the three months and year ended December 31, 2020, compared to net cash outflows of ($11.6) million and ($32.7) million, respectively, for the corresponding periods of 2019.

Investing activities in the fourth quarter of 2020 of ($7.8) million consist primarily of investments in associated companies of ($3.0) million paid as planned for the seventh equity contribution in our 49% investment in Weichai Ballard JV, and by capital expenditures of ($3.5) million incurred primarily for production and test equipment. Investing activities in the fourth quarter of 2019 of ($11.6) million consist primarily of investments in associated companies of ($6.4) million paid as planned for our required equity contribution in our 49% investment in Weichai Ballard JV, and by capital expenditures of ($5.1) million incurred primarily for production and test equipment.

Investing activities in 2020 of ($36.4) million consist primarily of investments in associated companies of ($22.5) million paid as planned for the fourth, fifth, sixth and seventh equity contributions in our 49% investment in Weichai Ballard JV, and by capital expenditures of ($12.6) million incurred primarily for production and test equipment. Investing activities in 2019 of ($32.7) million consist primarily of investments in associated companies of ($20.9) million paid as planned for our required equity contributions in our 49% investment in Weichai Ballard JV, by capital expenditures of ($13.9) million incurred primarily for production and test equipment, partially offset by net proceeds received on sale of assets of $2.1 million from the repayment of the promissory note from Revision in the third quarter of 2019 owing as a result of the divestiture of our Power Manager assets on October 5, 2018.

6.4 Cash Provided by (Used by) Financing Activities

Financing activities resulted in net cash inflows of $418.0 million and $696.5 million, respectively, for the three months and year ended December 31, 2020, compared to net cash inflows of $1.8 million and $2.6 million, respectively, for the corresponding periods of 2019.

Financing activities in the fourth quarter of 2020 consist of net proceeds from the sale of Common Shares of $418.3 million consisting of net proceeds of $385.8 million from the $402 million Offering and the residual net proceeds of $32.5 million from the $250 million ATM Program, proceeds from the exercise of share purchase options of $0.5 million, partially offset by finance lease payments of ($0.7) million. Financing activities in the fourth quarter of 2019 of $1.8 million consist of proceeds from the exercise of share purchase options of $2.4 million, partially offset by finance lease payments of ($0.6) million.

Financing activities in 2020 of $696.5 million consist of net proceeds from the sale of Common Shares of $694.6 million consisting of net proceeds of $385.8 million from the $402 million Offering (gross proceeds of $402.5 million), net proceeds of $244.1 million from the $250 million ATM Program (gross proceeds of $250.0 million), and net proceeds of $64.7 million from the $75 million ATM Program (gross proceeds of $66.7 million). These 2020 financing proceeds were augmented by proceeds from the exercise of share purchase options of $4.4 million which were partially offset by finance lease payments of ($2.5) million. Financing activities in 2019 of $2.6 million consist of proceeds from the exercise of share purchase options of $4.6 million, partially offset by finance lease payments of ($2.1) million.

6.5 Liquidity and Capital Resources

At December 31, 2020, we had total liquidity of $765.4 million. We measure liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $765.4 million, as we have no debt.

We do have a Letter of Guarantee Facility (“the LG Facility”) enabling our bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letter of credit or similar credits on our behalf to from time to time up to a maximum of $2.0 million. As of December 31, 2020, nothing was outstanding on the LG Facility. We also have a Foreign Exchange Facility (the “FX Facility”) enabling us to enter into foreign exchange currency contracts to a maximum face value of $23.7 million (approximately Canadian $30 million) secured by a guarantee from Export Development Canada. At December 31, 2020, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $16.75 million under the FX Facility.

Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and expected joint venture capital contributions at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, maintaining discipline over Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we currently have adequate liquidity in cash and working capital to achieve our liquidity objective.

Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital as we grow our business, and make ongoing capital contributions in support of our investment in Weichai Ballard JV, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada in June 2020. The Base Shelf Prospectus, which is effective for 25-months ending in July 2022, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission (“SEC”). These filings initially enabled offerings of securities up to an aggregate initial offering price of $750 million, which amount has been reduced by $250 million for Common Shares issued under the completed $250 million ATM Program and by $402.5 million for Common Shares issued under the $402 million Offering.

Pursuant to an investor rights agreement entered into between Ballard and Weichai, Weichai has certain anti-dilution rights to maintain its current level of ownership in the Company, and will be entitled to exercise its anti-dilution rights in connection with any Offered Shares issued in the $550 million Offering, The Company is not aware of Weichai’s intention with respect to the $550 million Offering. Weichai’s anti-dilution rights to maintain its current level of ownership in the Company with respect to the $402 million Offering, the $250 million ATM Program, and the $75 million ATM Program have expired unexercised.

No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a Prospectus Supplement filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.

7. USE OF PROCEEDS

7.1 Reconciliation of Use of Proceeds from Previous Financings

The net proceeds from the $402 million Offering were intended to be used to further strengthen the Company’s financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from each of the $250 million ATM Program and the $75 million ATM Program were intended to be used for general corporate purposes. Pending their use, the Company disclosed its intention to invest the net proceeds from the $402 million Offering in short-term, investment grade, interest bearing instruments or hold them as cash. As of December 31, 2020, the aggregate net proceeds of approximately $694 million from the $402 million Offering, the $250 million ATM Program, and the $75 million ATM Program were held in interest bearing cash accounts.

8. OTHER FINANCIAL MATTERS

8.1 Off-Balance Sheet Arrangements and Contractual Obligations

Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. At December 31, 2020, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $16.75 million at an average rate of 1.3237 Canadian per U.S. dollar, resulting in an unrealized gain of Canadian $0.6 million at December 31, 2020. The outstanding foreign exchange currency contracts have not been designated under hedge accounting.

At December 31, 2020, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.

At December 31, 2020, we had the following contractual obligations and commercial commitments (including capital contribution commitments to Weichai Ballard JV) calculated on a non-discounted basis with the exception of Finance leases:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$21,791	$3,825	$7,588	$6,265	$4,113
Asset retirement obligations	1,952	-	-	1,952	-
Capital contributions to Weichai	21,742	12,183	9,559	-	-
Ballard JV
Total contractual obligations	$45,485	$16,008	$17,147	$8,217	$4,113

In addition, we have outstanding commitments of $7.5 million at December 31, 2020 related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2020, 2019 and 2018.

As of December 31, 2020, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement.

We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. At December 31, 2020, we have not accrued any significant amount owing, or receivable, as a result of any indemnity agreements undertaken in the ordinary course of business.

8.2 Related Party Transactions

Related parties include our 49% owned equity accounted investee, Weichai Ballard JV, and our 10% owned equity accounted investee, Synergy Ballard JVCo, Transactions between us and our subsidiaries are eliminated on consolidation. For the three months and year ended December 31, 2020 and 2019, related party transactions and balances with Weichai Ballard JV and Synergy Ballard JVCo total as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended December 31,
Transactions with related parties	2020	2019
Revenues	$14,010	$25,372
Cost of goods sold and operating expense	$-	$-

(Expressed in thousands of U.S. dollars)	Year Ended December 31,
Transactions with related parties	2020	2019
Revenues	$53,087	$45,863
Cost of goods sold and operating expense	$-	$-

(Expressed in thousands of U.S. dollars)	As at Dec 31,	As at Dec 31,
Balances with related parties	2020	2019
Accounts receivable	$17,564	$10,122
Investments	$27,561	$21,642
Deferred revenue	$(5,016)	$(11,903)

We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 27 to our annual consolidated financial statements for the year ended December 31, 2020.

8.3 Outstanding Share and Equity Information

As at March 10, 2021
Common share outstanding	297,092,518
Options outstanding	4,026,687
DSU’s outstanding	720,270
RSU’s / PSU’s outstanding (subject to vesting and performance criteria)	1,129,946

9. ACCOUNTING MATTERS

9.1 Overview

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

9.2 Critical Judgments in Applying Accounting Policies

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our consolidated financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2020 except as described below. These changes in accounting policies were reflected in the Company’s consolidated financial statements as at and for the year ending December 31, 2020.

Effective January 1, 2020, we have adopted Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8). The effect of initially applying Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8) did not have a material impact on our financial statements. A number of other new standards and interpretations were also effective from January 1, 2020 but they also did not have a material impact on our financial statements. Changes to significant accounting policies are detailed below and in note 4 to our annual consolidated financial statements.

9.3 Key Sources of Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.

On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed, and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Revenue recognition for standard product sales contracts does not usually involve significant estimates.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit. Revenue recognition for standard license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Company is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time. On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. If the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

●	The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●	The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration for which the Company expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change.

During the three months and year ended December 31, 2020 and 2019, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our business.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

As of December 31, 2020, our consolidated goodwill balance of $40.3 million relates solely to our Fuel Cell Products and Services segment. We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. Our fair value less costs to sell test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products and Services segment by first calculating the value of the Company at December 31, 2020 based on the average closing share price in the month of December, add a reasonable estimated control premium to determine the Company’s enterprise value on a controlling basis after adjusting for excess cash balances, and then deducting the estimated costs to sell from this enterprise value to arrive at the fair value of the Fuel Cell Products and Services segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2020 indicating that no goodwill impairment charge is required for 2020.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the year ended December 31, 2019, we recorded a loss on sale of assets of ($2.0) million related to an additional impairment charge arising from the divestiture of our Power Manager assets in October 2018 after adjusting the estimated amount of variable consideration from $2.0 million to nil. During October 2019, the estimated amount of variable consideration was confirmed as nil as the buyer failed to meet the minimum specific sales objectives in the 12-month earn-out period to trigger any additional proceeds payable to us. As a result of the classification of the UAV business as a discontinued operation as of September 30, 2020, the above noted ($2.0) million loss on sale of assets has been removed from loss from continuing operations and instead included in loss from discontinued operations.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2020, we recorded provisions to accrued warranty liabilities of $0.7 million and $3.1 million, respectively, for new product sales, compared to $1.9 million and $3.9 million, respectively, for the three months and year ended December 31, 2019.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2020 were adjusted downwards by $1.2 million and $1.4 million, respectively, in each of the periods, compared adjustments downwards of $1.0 million for each of the three months and year ended December 31, 2019.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends, and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2020, net negative inventory adjustments of ($0.4) million and ($1.5) million, respectively, were recorded as a recovery (charge) to cost of product and service revenues, compared to net negative inventory adjustments of ($1.6) million and ($2.4) million, respectively, for the three months and year ended December 31, 2019.

FINANCIAL ASSETS INCLUDING IMPAIRMENT OF TRADE RECEIVABLES

A financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company’s financial assets which consist primarily of cash, cash equivalents and short term investments, trade and other receivables, and contract assets, are classified at amortized cost.

An ECL model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Company’s financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

●	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
●	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

We have elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, we consider reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on our historical experience and informed credit assessment and including forward-looking information.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that we expect to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, we assess whether financial assets carried at amortized cost are credit impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss. During the three months and year ended December 31, 2020, net impairment (charges) on trade receivables and contract assets of ($0.1) million and ($0.3) million, respectively, were recorded in other operating expenses, compared to net impairment (charges) of ($0.3) million and ($1.8) million, respectively, during the three months and year ended December 31, 2019. Net impairment charges in 2020 and 2019 include ECL’s of ($0.3) million in each of the periods.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

9.4 Recently Adopted Accounting Policy Changes

Effective January 1, 2020, we have adopted Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8). The effect of initially applying Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8) did not have a material impact on our financial statements. A number of other new standards and interpretations were also effective from January 1, 2020 but they also did not have a material impact on our financial statements.

AMENDMENTS TO REFERENCES TO THE CONCEPTUAL FRAMEWORK IN IFRS STANDARDS

On March 29, 2018, the IASB issued a revised version of its Conceptual Framework for Financial Reporting (“the Framework”) that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (“the Amendments”) to update references in IFRS Standards to previous versions of the Conceptual Framework.

Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks.

The adoption of the Amendments did not have a material impact on the Company’s financial statements.

DEFINITION OF A BUSINESS (AMENDMENTS TO IFRS 3)

On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations that seek to clarify whether a transaction results in an asset or a business acquisition.

The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process.

The adoption of the amendments to IFRS 3 did not have a material impact on the Company’s financial statements.

DEFINITION OF MATERIAL (AMENDMENTS TO IAS 1 and IAS 8)

On October 31, 2018 the IASB refined its definition of material and removed the definition of material omissions or misstatements from IAS 8.

The definition of material has been aligned across IFRS Standards and the Conceptual Framework for Financial Reporting. The amendments provide a definition and explanatory paragraphs in one place. Pursuant to the amendments, information is material if omitting, misstating, or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The adoption of the amendments to IAS 1 and IAS 8 did not have a material impact on the Company’s financial statements.

9.5 Future Accounting Policy Changes

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. On July 15, 2020 the IASB issued an amendment to defer the effective date by one year.

For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

●	settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
●	when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 1 has not yet been determined.

Property, Plant and Equipment – Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16).

The amendments provide guidance on the accounting for sale proceeds and the related production costs for items a company produces and sells in the process of making an item of property, plant, and equipment (“PPE”) available for its intended use. Specifically, proceeds from selling items before the related item of PPE is available for use should be recognized in profit or loss, together with the costs of producing those items.

The amendments are effective for annual periods beginning on or after January 1, 2022. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 16 has not yet been determined.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37).

IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the ‘costs of fulfilling a contract’ comprise both:

●	the incremental costs – e.g. direct labour and materials; and
●	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 37 has not yet been determined.

10. SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS

10.1 Overview

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA, and Adjusted Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.

10.2 Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs for the three months and year ended December 31, 2020 and 2019:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2020	2019	$ Change
Total Operating Expenses	$19,559	$15,588	$3,971
Stock-based compensation expense	(2,347)	(970)	(1,377)
Impairment recovery (losses) on trade
receivables	(60)	(251)	191
Acquisition and integration costs	-	-	-
Restructuring (charges) recovery	(26)	3	(29)
Impact of unrealized gains (losses) on foreign	324	234	90
exchange contracts
Depreciation and amortization	(1,060)	(1,518)	458
Cash Operating Costs	$16,390	$13,086	$3,304

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2020	2019	$ Change
Total Operating Expenses	$60,745	$47,784	$12,961
Stock-based compensation expense	(6,228)	(3,391)	(2,837)
Impairment recovery (losses) on trade	(310)	(1,787)	1,477
receivables
Acquisition and integration costs	-	-	-
Restructuring (charges) recovery	(66)	(101)	35
Impact of unrealized gains (losses) on foreign	259	805	(546)
exchange contracts
Depreciation and amortization	(4,371)	(4,509)	138
Cash Operating Costs	$50,029	$38,801	$11,228

The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense and depreciation and amortization expense. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three months and year ended December 31, 2020 and 2019 is included in Section 5.4 Operating Expenses and Other Items.

A breakdown of total stock-based compensation expense for the three months and year ended December 31, 2020 and 2019 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Stock-based compensation expense	2020	2019	$ Change
Total stock-based compensation expense
recorded as follows:
Cost of goods sold	$-	$-	$-
Research and product development expense	1,423	379	1,044
General and administrative expense	561	434	127
Sales and marketing expense (recovery)	363	157	206
Stock-based compensation expense	$2,347	$970	$1,377

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Stock-based compensation expense	2020	2019	$ Change
Total stock-based compensation expense
recorded as follows:
Cost of goods sold	$-	$-	$-
Research and product development expense	3,327	1,372	1,955
General and administrative expense	1,807	1,437	370
Sales and marketing expense (recovery)	1,094	582	512
Stock-based compensation expense	$6,228	$3,391	$2,837

A breakdown of total depreciation and amortization expense for the three months and year ended December 31, 2020 and 2019 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Depreciation and amortization expense	2020	2019	$ Change
Total depreciation and amortization expense
recorded as follows:
Cost of goods sold	$708	$704	$4
Research and product development expense	765	1,226	(461)
General and administrative expense	281	284	(3)
Sales and marketing expense	14	8	6
Depreciation and amortization expense	$1,768	$2,222	$(454)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Depreciation and amortization expense	2020	2019	$ Change
Total depreciation and amortization expense
recorded as follows:
Cost of goods sold	$3,034	$2,802	$232
Research and product development expense	3,211	3,339	(128)
General and administrative expense	1,120	1,137	(17)
Sales and marketing expense	40	33	7
Depreciation and amortization expense	$7,405	$7,311	$94

10.3 EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, the impact of unrealized gains and losses on foreign exchange contracts, and acquisition costs. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2020 and 2019:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2020	2019	$ Change
Net loss from continuing operations	$(14,408)	$(9,795)	$(4,613)
Depreciation and amortization	1,768	2,222	(454)
Finance expense	324	352	(28)
Income taxes	(39)	14	(53)
EBITDA	$(12,355)	$(7,207)	$(5,148)
Stock-based compensation expense	2,347	970	1,377
Finance and other (income) loss	(4,138)	(575)	(3,563)
Loss (gain) on sale of assets	-	-	-
Impact of unrealized (gains) losses on foreign
exchange contracts	(324)	(234)	(90)
Adjusted EBITDA	$(14,470)	$(7,046)	$(7,424)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2020	2019	$ Change
Net loss from continuing operations	$(49,469)	$(35,291)	$(14,178)
Depreciation and amortization	7,405	7,311	94
Finance expense	1,303	1,434	(131)
Income taxes	130	20	110
EBITDA	$(40,631)	$(26,526)	$(14,105)
Stock-based compensation expense	6,228	3,391	2,837
Finance and other (income) loss	(4,282)	(2,663)	(1,619)
Loss (gain) on sale of assets	-	(5)	5
Impact of unrealized (gains) losses on foreign	(259)	(805)	546
exchange contracts
Adjusted EBITDA	$(38,944)	$(26,608)	$(12,336)

10.4 Adjusted Net Loss

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for transactional gains and losses and impairment losses. Adjusted Net Loss differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include transactional gains and losses, asset impairment charges, and acquisition costs. There were no significant Adjusted Net Loss adjustments to net income for the three months and year ended December 31, 2020 and 2019.

Consolidated Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Years ended December 31, 2020 and 2019

MANAGEMENT'S REPORT

Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation's internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation's internal control over financial reporting was effective as of December 31, 2020. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2020. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

"RANDALL MACEWEN"	"TONY GUGLIELMIN"

RANDALL MACEWEN	TONY GUGLIELMIN
President and Chief Executive Officer March 10, 2021	Vice President and Chief Financial Officer March 10, 2021

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. and subsidiaries (the Corporation) as of December 31, 2020 and 2019, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2021 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Estimated costs to complete engineering and technology transfer services for long-term fixed-price contracts

As discussed in Notes 4(j) and 5(a) to the consolidated financial statements, the Corporation recognizes engineering and technology transfer service revenues from long-term fixed-price contracts over time by multiplying the expected consideration from the contract by the ratio of the cost incurred to date to estimated costs to complete the contract. Engineering and technology transfer service revenues from longterm fixed-price contracts are inherently uncertain in that total revenue from these contracts is fixed while the amount recognized to a period end requires estimates of costs to complete these contracts which estimates are subject to significant variability. As discussed in Note 22 to the consolidated financial statements engineering and technology transfer service revenues from long-term fixed-price contracts totaled $47,222 thousand for the year ended December 31, 2020.

We identified the evaluation of the estimate of costs to complete engineering and technology transfer services for long-term fixed-price contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions used to estimate costs to complete the contracts, including the estimated labour hours and cost of materials to complete the contracts.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Corporation’s determination of estimated costs to complete long-term fixed-price contracts, including the determination the significant assumptions. For a sample of long-term fixed-price contracts we compared the Corporation’s historical estimated costs to complete contracts to actual labour hours and cost of materials incurred to assess the Corporation’s ability to accurately forecast. We evaluated the estimated costs to completion for a selection of customer contracts, by (1) inspecting contractual documents with customers to understand the timing of services; (2) interviewing operational personnel of the Corporation to evaluate progress to date, the estimate of costs to complete contracts, and factors impacting the estimated labour hours and cost of material to complete the contracts; (3) evaluating contract progress by inspecting correspondence between the Corporation and the customer; (4) evaluating the cost to complete the contracts for consistency with the status of delivery and the underlying contractual terms; (5) comparing the Corporation’s current estimate of costs to complete the contracts to those estimated in prior periods and investigating changes during the period; and (6) comparing labour hours and cost of materials incurred subsequent to the Corporation’s year-end date to assess the consistency with the estimated costs for the period.

//s// KPMG LLP

We have served as the Corporation’s auditor since 1999.

Chartered Professional Accountants

Vancouver, Canada
March 10, 2021

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K23
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ballard Power Systems Inc.’s and subsidiaries’ (the Corporation) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as of December 31, 2020 and 2019, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 10, 2021 an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 10, 2021

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2020	2019
Assets

Current assets:
Cash and cash equivalents		$763,430	$147,792
Short-term investments		2,000	—
Trade and other receivables	8	56,795	49,316
Inventories	9	28,522	30,098
Prepaid expenses and other current assets		3,568	2,320
Total current assets		854,315	229,526

Non-current assets:
Property, plant and equipment	10	49,334	42,836
Intangible assets	11	3,764	5,687
Goodwill	12	40,277	40,287
Investments	13	27,566	21,647
Other non-current assets		343	336
Total assets		$975,599	$340,319

Liabilities and Equity

Current liabilities:
Trade and other payables	15	$29,877	$31,427
Deferred revenue	16	9,888	20,156
Provisions and other current liabilities	17	9,635	10,488
Current lease liabilities	18	2,691	2,445
Total current liabilities		52,091	64,516

Non-current liabilities:
Non-current lease liabilities	18	15,182	17,306
Deferred gain on finance lease liability	18	1,734	2,150
Provisions and other non-current liabilities	17	1,764	1,688
Employee future benefits	19	3,941	4,396
Total liabilities		74,712	90,056

Equity:
Share capital	20	1,884,735	1,182,660
Contributed surplus	20	290,761	290,640
Accumulated deficit		(1,275,516)	(1,223,850)
Foreign currency reserve		907	813
Total equity		900,887	250,263
Total liabilities and equity		$975,599	$340,319

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Doug Hayhurst"	"Jim Roche"
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Loss and Comprehensive Income (Loss)
For the years ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2020	2019
			Restated *
Revenues:
Product and service revenues	22	$103,877	$105,723
Cost of product and service revenues		82,893	83,385
Gross margin		20,984	22,338

Operating expenses:
Research and product development		35,519	25,259
General and administrative		16,234	12,868
Sales and marketing		8,616	7,769
Other expense	24	376	1,888
Total operating expenses		60,745	47,784

Results from operating activities		(39,761)	(25,446)
Finance income and other	25	4,282	2,663
Finance expense	25	(1,303)	(1,434)
Net finance income		2,979	1,229

Gain on sale of assets	26	—	5
Equity in loss of investment in joint venture and associates	13 & 28	(12,557)	(11,059)
Loss before income taxes		(49,339)	(35,271)

Income tax expense	27	(130)	(20)
Net loss from continuing operations		(49,469)	(35,291)

Net loss from discontinued operations	7	(1,908)	(3,759)
Net loss		$(51,377)	$(39,050)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	19	(289)	(400)
		(289)	(400)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		94	(38)
		94	(38)
Other comprehensive loss, net of tax		(195)	(438)
Total comprehensive loss		$(51,572)	$(39,488)

Basic and diluted loss per share
Continuing operations		$(0.20)	$(0.15)
Discontinued operations		(0.01)	(0.02)
Loss per share		$(0.21)	$(0.17)

Weighted average number of common shares outstanding		248,481,027	232,820,675

* Comparative information has been restated due to a discontinued operation (note 7).

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2018	231,891,643	$1,174,889	$291,260	$(1,184,400)	$851	$282,600
Net loss	—	—	—	(39,050)	—	(39,050)
RSUs redeemed (note 20)	387,686	548	(1,582)	—	—	(1,034)
Options exercised (note 20)	2,234,997	7,223	(2,599)	—	—	4,624
Share-based compensation (note 20)	—	—	3,561	—	—	3,561
Other comprehensive loss:
Defined benefit plan actuarial loss	—	—	—	(400)	—	(400)
Foreign currency translation for foreign operations	—	—	—	—	(38)	(38)

Balance, December 31, 2019	234,514,326	$1,182,660	$290,640	$(1,223,850)	$813	$250,263
Net loss	—	—	—	(51,377)	—	(51,377)
Equity offerings (note 20)	45,557,548	694,608	—	—	—	694,608
DSUs redeemed (note 20)	7,608	14	(78)	—	—	(64)
RSUs redeemed (note 20)	305,229	633	(3,656)	—	—	(3,023)
Options exercised (note 20)	1,693,466	6,820	(2,382)	—	—	4,438
Share-based compensation (note 20)	—	—	6,237	—	—	6,237
Other comprehensive income (loss):
Defined benefit plan actuarial loss	—	—	—	(289)	—	(289)
Foreign currency translation for foreign
operations	—	—	—	—	94	94

Balance, December 31, 2020	282,078,177	$1,884,735	$290,761	$(1,275,516)	$907	$900,887

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
For the years ended December 31

(Expressed in thousands of U.S. dollars)

	Note	2020	2019
Cash provided by (used in):
Operating activities:
Net loss for the year		$(51,377)	$(39,050)
Adjustments for:
Depreciation and amortization		7,558	7,514
Impairment loss on trade receivables	24	310	1,787
Unrealized gain on forward contracts		(259)	(805)
Equity in loss of investment in joint venture and associates	13 & 28	12,557	11,059
(Gain) loss on sale of assets	7 & 26	(168)	1,995
Accretion on decommissioning liabilities		76	119
Employee future benefits	19	164	208
Employee future benefits plan contributions	19	(908)	(511)
Share-based compensation	20	6,237	3,561
		(25,810)	(14,123)
Changes in non-cash working capital:
Trade and other receivables		(2,093)	(14,494)
Inventories		1,355	(787)
Prepaid expenses and other current assets		(1,026)	(812)
Trade and other payables		(4,238)	11,083
Deferred revenue		(10,268)	3,475
Warranty provision		(854)	1,428
		(17,124)	(107)
Cash used in operating activities		(42,934)	(14,230)

Investing activities:
Net change in short-term investments		(2,000)	—
Additions to property, plant and equipment	10	(12,620)	(13,934)
Proceeds on sale of assets	7 & 26	988	2,137
Investment in other intangible assets	11	(246)	—
Investment in joint venture and associates	13	(22,515)	(20,949)
Cash used in investing activities		(36,393)	(32,746)

Financing activities:
Principal payments of lease liabilities	18	(2,517)	(2,053)
Net proceeds on issuance of share capital from share option exercises	20	4,438	4,624
Net proceeds on issuance of share capital from equity offerings	20	694,608	—
Cash provided by financing activities		696,529	2,571

Effect of exchange rate fluctuations on cash and cash equivalents held		(1,564)	(38)
Increase (decrease) in cash and cash equivalents		615,638	(44,443)

Cash and cash equivalents, beginning of year		147,792	192,235
Cash and cash equivalents, end of year		$763,430	$147,792

Supplemental disclosure of cash flow information (note 29).

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the "Corporation") is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of the Corporation's extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the years ended December 31, 2020 and 2019 comprise the Corporation and its subsidiaries (note 4(a)).

On October 14, 2020, the Corporation completed the sale of the Unmanned Aerial Vehicle ("UAV") business assets of its subsidiary, Ballard Unmanned Systems. As such, the UAV business has been classified and accounted for as a discontinued operation (note 7). The historic operating results of the UAV business for both 2020 and 2019 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as loss from discontinued operations.

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on March 10, 2021.

Details of the Corporation's significant accounting policies are included in note 4.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

● Financial assets classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL); and

● Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation's functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

2.	Basis of preparation (cont'd):

(d)	Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation's management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) on trade receivables, and employee future benefits. These estimates and judgments are discussed further in note 5.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation's ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation's ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation's strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation's financial condition and or results of operations.

3.	Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements, except as described below.

Effective January 1, 2020, the Corporation has adopted Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8). The effect of initially applying Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8) did not have a material impact on the Corporation's financial statements. A number of other new standards and interpretations were also effective from January 1, 2020 but they also did not have a material impact on the Corporation's consolidated financial statements.

(a)	Amendments to References to the Conceptual Framework in IFRS Standards

On March 29, 2018 the IASB issued a revised version of its Conceptual Framework for Financial Reporting ("the Framework") that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards ("the Amendments") to update references in IFRS Standards to previous versions of the Conceptual Framework.

Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

3.	Changes in accounting policies (cont'd):

(a)	Amendments to References to the Conceptual Framework in IFRS Standards (cont'd)

Both documents are effective from January 1, 2020. The adoption of the Amendments did not have a material impact on the Corporation's consolidated financial statements.

(b)	Definition of a Business (Amendments to IFRS 3 Business Combinations)

On October 22, 2018 the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business combination.

The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process.

The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The adoption of the Amendments did not have a material impact on the Corporation's consolidated financial statements.

(c)	Definition of Material (Amendments to IAS 1 and IAS 8)

On October 31, 2018 the IASB refined its definition of material and removed the definition of material omissions or misstatements from IAS 8.

The definition of material has been aligned across IFRS Standards and the Conceptual Framework for Financial Reporting. The amendments provide a definition and explanatory paragraphs in one place. Pursuant to the amendments, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments are effective for annual periods beginning on or after January 1, 2020. The adoption of the Amendments did not have a material impact on the Corporation's consolidated financial statements.

4.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. Certain prior year comparative figures have been reclassified to comply with current year presentation.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2020	2019
Guangzhou Ballard Power Systems Co., Ltd.	100%	100%
Ballard Hong Kong Ltd.	100%	100%
Ballard Unmanned Systems (formerly named Protonex Technology Corporation) (note 7)	100%	100%
Ballard Services Inc.	100%	100%
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Systems Europe A/S	100%	100%
Ballard Power Corporation	100%	100%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(a)	Basis of consolidation (cont'd):

The Corporation also has a non-controlling, 49% interest, in Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV") and a non-controlling, 10% interest, in Guangdong Synergy Ballard Hydrogen Power Co., Ltd ("Synergy Ballard JVCo"). Both of these associated companies are accounted for using the equity method of accounting.

Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

(i)	Weichai Ballard JV

On November 13, 2018, the Corporation, through Ballard Hong Kong Ltd. ("BHKL"), entered into an agreement with Weichai Power Co., Ltd ("Weichai Power") to create a new limited liability company based in China called Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV"). The purpose of Weichai Ballard JV is to manufacture the Corporation's next-generation liquid-cooled fuel cell stack ("LCS") and LCS-based power modules for bus, commercial truck and forklift applications with certain exclusive rights in China. Under the agreement, Weichai is to contribute RMB 561,000,000 ($85,833,000 equivalent at December 31, 2020 exchange rate) and the Corporation is to contribute RMB 539,000,000 ($79,487,000 equivalent at December 31, 2020 exchange rate) representing 51% and 49% of the registered capital in Weichai Ballard JV, respectively. The parties will make these contributions in cash over a four year period and are not obligated to contribute any additional capital in excess of the amounts noted above.

During 2018, the Corporation made an initial capital contribution of $14,286,000 (RMB 98,000,000 equivalent). During 2019, the Corporation made two additional capital contributions totaling $20,944,000 (RMB 143,325,000 equivalent). During 2020, the Corporation made four additional capital contributions totaling $22,515,000 (RMB 155,575,000 equivalent). Weichai Power and the Corporation are committed to fund pro rata shares of Weichai Ballard JV based on an agreed business plan. Weichai Power holds three of five Weichai Ballard JV board seats and the Corporation holds two, with the Corporation having certain shareholder protection provisions. Weichai Ballard JV is not controlled by the Corporation and therefore is not consolidated. The Corporation's 49% investment in Weichai Ballard JV is accounted for using the equity method of accounting.

(ii)	Guangzhou Ballard Power Systems

On January 10, 2017, the Corporation incorporated Guangzhou Ballard Power Systems Co., Ltd. ("GBPS"), a 100% wholly foreign-owned enterprise ("WFOE") in China to serve as the Corporation's operations entity for all of China.

(iii)	Ballard Power Systems Europe A/S

On January 5, 2017, the Corporation purchased the remaining 43% interest in its European subsidiary, Ballard Power Systems Europe A/S ("BPSE"), held by Dansk Industri Invest A/S for a nominal value, thus resulting in the Corporation now owning 100% of BPSE.

(iv)	Synergy Ballard JVCo

On September 26, 2016, the Corporation, through BHKL, entered into a joint venture agreement with Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd ("Synergy") to create a new limited liability company based in China called Guangdong Synergy Ballard Hydrogen Power Co., Ltd ("Synergy Ballard JVCo"). The purpose of Synergy Ballard JVCo is to manufacture fuel cell stacks utilizing the Corporation's FCvelocity®-9SSL fuel cell stack technology for use primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles with certain exclusive rights in China.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

	(iv)	Synergy Ballard JVCo (cont'd):

In setting up the joint venture, as specified in the Equity Joint Venture Agreement ("EJV") dated September 26, 2016, Synergy contributed RMB 60,300,000 ($9,000,000) and the Corporation contributed RMB 6,700,000, ($971,000) in March 2017 representing 90% and 10% of the registered capital in Synergy Ballard JVCo, respectively. The parties made their contributions in cash and the Corporation is not obligated to contribute any additional capital in excess of the amounts noted above. Synergy Ballard JVCo is not controlled by the Corporation and therefore is not consolidated. The Corporation's 10% investment in Synergy Ballard JVCo is accounted for using the equity method of accounting.

	(v)	Ballard Hong Kong Ltd.

On July 19, 2016, the Corporation incorporated Ballard Hong Kong Ltd. ("BHKL"), a 100% owned holding company in Hong Kong, China.

	(vi)	Ballard Unmanned Systems

On October 1, 2015, the Corporation acquired Ballard Unmanned Systems (formerly named Protonex Technology Corporation ("Protonex") prior to January 1, 2019), a designer and manufacturer of advanced power management products and portable fuel cell solutions.

On October 14, 2020, the Corporation completed an agreement to sell the remaining business assets of its subsidiary, Ballard Unmanned Systems. The entity will remain held by the Corporation (note 7).

(b)	Foreign currency:

	(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the statement of financial position date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

	(ii)	Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(c)	Financial instruments:

	(i)	Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(c)	Financial instruments (cont'd):

	(i)	Financial assets (cont'd)

Financial assets are classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation's financial assets which consist primarily of cash and cash equivalents, short-term investments, trade and other receivables, and contract assets are classified at amortized cost.

The Corporation also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss.

	(ii)	Financial liabilities

Financial liabilities comprise the Corporation's trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

	(iii)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings (deficit).

(d)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(e)	Property, plant and equipment:

	(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

	(ii)	Subsequent expenditures

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditures will flow to the Corporation.

	(iii)	Depreciation

Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Computer equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	4 to 15 years

Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

Right-of-use asset - Property	1 to 7 years
Right-of-use asset - Office equipment	4 to 5 years
Right-of-use asset - Vehicles	1 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Leases:

IFRS 16 Leases introduced a single, on-balance sheet accounting model for lessees. As a result, the Corporation, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(f)	Leases (cont'd):

At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

●	the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

●	the Corporation has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
●

the Corporation has the right to direct the use of the asset. The Corporation has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where all the decisions about how and for what purpose the asset is used are predetermined, the Corporation has the right to direct the use of the asset if either:

○	the Corporation has the right to operate the asset; or
○	the Corporation designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

i.	As a Lessee

The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation's incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise:

●	Fixed payments, including in-substance fixed payments;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
●	Amounts expected to be payable under a residual value guarantee; and
●	The exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal period if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(f)

Leases (cont'd):

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation's estimate of the amount expected to be payable under a residual value guarantee or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Corporation presents right-of-use assets in 'Property, plant and equipment' and lease liabilities in 'Lease liability' in the statement of financial position.

The Corporation has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Corporation has elected not to recognize right-of-use assets and lease liabilities for low value leases that have initial values of less than $5,000. The Corporation recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.

	(ii)	As a Lessor

When the Corporation is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset, and makes an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards of ownership incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Corporation considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

The Corporation recognizes lease payments received under operating leases as income on a straight-line basis over the lease term in operating expense.

The accounting policies applicable to the Corporation as a lessor in the comparative period were not different from IFRS 16 Leases. However, when the Corporation was an intermediate lessor the sub-leases were classified with reference to the underlying asset.

(g)	Goodwill and intangible assets:

	(i)	Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development

Expenditure on research activities is recognized in profit or loss as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets

Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(g)	Goodwill and intangible assets (cont'd):

(ii)

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill, are recognized in profit or loss as incurred.

(iii)

Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

Internally generated fuel cell intangible assets	3 to 5 years
Patents, know-how and in-process research & development	5 to 20 years
ERP management reporting software system	5 to 10 years
Trademarks and service marks	15 years
Domain names	15 years
Customer base and relationships	10 years
Acquired non-compete agreements	1 year

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(h)	Impairment:

(i)

Financial assets

An ‘expected credit loss’ ("ECL") model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

●12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
●lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and informed credit assessment and including forward-looking information.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(h)	Impairment (cont'd):

(i)

Financial assets (cont'd)

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects t to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, we assess whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss.

(ii)

Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.

The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of the cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)

Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(i)

Provisions (cont'd):

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.

(j)

Revenue recognition:

The Corporation generates revenues primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer's specification, and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.

On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the estimated costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(j)	Revenue recognition (cont'd): Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)

Finance income and expense:

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance expense comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. Foreign currency gains and losses are reported on a net basis.

(l)

Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)

Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation's obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Defined benefit plans (cont’d)

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income. Remeasurements recognized in other comprehensive income are not recycled through profit or loss in subsequent periods.

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares, share options, restricted share units, and deferred share units granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):

(n)	Share-based compensation plans (cont’d):

Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. Restricted share units and deferred share units are valued at the fair-value price at grant date. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares, share options, restricted share units, and deferred share units under its share-based compensation plans as described in note 20. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital. The redemption of restricted share units and deferred share units are non-cash transactions that are recorded in contributed surplus and share capital.

(o)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not shown separately.

(p)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(a)	Revenue recognition:

On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(i) The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

(ii) The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation’s estimates of the work required to complete a contract may change.

(b)	Asset impairment:

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s cash generating units.

(c)	Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provision are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Financial assets including impairment of trade receivables:

An ECL model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Corporation’s financial assets that are measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

●12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
●lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment and including forward-looking information.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(f)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

6.	Recent accounting pronouncements and future accounting policy changes:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.

(a)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. On July 15, 2020 the IASB issued an amendment to defer the effective date by one year.

For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

●settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
●when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of the Amendments to IAS 1 has not yet been determined.

(b)	Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16).

The amendments provide guidance on the accounting for sale proceeds and the related production costs for items a company produces and sells in the process of making an item of property, plant and equipment (“PPE”) available for its intended use. Specifically, proceeds from selling items before the related item of PPE is available for use should be recognized in profit or loss, together with the costs of producing those items.

The amendments are effective annual periods beginning on or after January 1, 2022. Early adoption is permitted. The extent of the impact of adoption of the Amendments to IAS 16 has not yet been determined.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont d):

(c)	Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37).

IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB's amendments address this issue by clarifying that the "costs of fulfilling a contract" comprise both:

●the incremental costs – e.g. direct labour and materials; and
●an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. The extent of the impact of adoption of the Amendments to IAS 37 has not yet been determined.

7.	Discontinued operations:

On October 14, 2020, the Corporation completed an agreement to sell the remaining UAV business assets of its subsidiary, Ballard Unmanned Systems, for gross cash proceeds of $1,000,000. Net proceeds from the sale were $988,000 after deducting for working capital adjustments and legal and other expenses. Pursuant to the Asset Purchase Agreement, all employees of the Ballard Unmanned Systems subsidiary were transitioned to the purchaser along with all inventory, property, plant and equipment and intangible assets.

The Ballard Unmanned Systems subsidiary has been classified and accounted for as a discontinued operation. The historic operating results of the UAV market for both 2020 and 2019 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as loss from discontinued operations.

During the year ended December 31, 2020, the Corporation recorded a gain on sale of these assets of $168,000.

Total proceeds	$1,000
Less: Disposition costs	(12)
Net proceeds	988
Less: Net book value of disposed assets	(820)
Gain on sale of UAV assets	$168

During the year ended December 31, 2019, the Corporation recorded an additional loss on sale of assets of $2,000,000 related to the divestiture of certain assets of its subsidiary, Ballard Unmanned Systems, after adjusting the estimated amount of variable consideration from $2,000,000 to $nil. Proceeds on disposal of these assets included repayment of a note receivable of $2,132,000 collected in September 2019.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7.	Discontinued operations (cont'd):

The following is a final calculation of the disposed assets:

December 31,
2020
Inventories	$221
Prepaid expenses and other current assets	29
Property, plant, and equipment	48
Intangible assets	512
Goodwill	10
Net disposed assets	$820

Net loss from discontinued operations for the years ended December 31, 2020 and 2019 is comprised of the following:

	2020	2019
Product and service revenues	$262	$604
Cost of product and service revenues	223	347
Gross margin	$39	$257
Total operating expenses	(2,115)	(2,204)
Finance income and other	—	188
Gain (loss) on sale of assets	168	(2,000)
Net loss from discontinued operations	$(1,908)	$(3,759)

Net cash flows from discontinued operations for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Cash used in operating activities	$(1,607)	$(1,412)
Cash provided by investing activities	957	2,125
Cash used in financing activities	(20)	(6)
Cash provided by (used in) discontinued operations	$(670)	$707

8.	Trade and other receivables:

	December 31,	December 31,
	2020	2019
Trade accounts receivable	$29,252	$27,009
Other receivables	5,269	3,345
Contract assets	22,274	18,962
	$56,795	$49,316

Contract assets

Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at December 31, 2020 for engineering services and technology transfer services.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

8.	Trade and other receivables (cont'd):

December 31,
Contract assets	2020
At January 1, 2020	$18,962
Additions to contract assets	18,457
Invoiced during the year	(15,145)
At December 31, 2020	$22,274

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 31.

Other receivables

During the year ended December 31, 2020, the Corporation recognized $2,003,000 of government financial assistance under the Canada Emergency Wage Subsidy ("CEWS") and Canada Emergency Rent Subsidy ("CERS") programs, of which $71,000 was received in December 2020 and the remainder received subsequent to December 31, 2020. The government financial assistance received under the CEWS and CERS programs were recognized as a reduction of compensation expense and rent expense in the consolidated statement of loss and comprehensive income (loss), respectively.

9.	Inventories:

	December 31,	December 31,
	2020	2019
Raw materials and consumables	$11,879	$12,848
Work-in-progress	8,330	9,848
Finished goods	3,746	3,222
Service inventory	4,567	4,180
	$28,522	$30,098

In 2020, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $49,710,000 (2019 - $47,559,000).

In 2020, the write-down of inventories to net realizable value amounted to $1,888,000 (2019 - $2,985,000) and the reversal of previously recorded write-downs amounted to $434,000 (2019 - $609,000), resulting in a net write-down of $1,454,000 (2019 - $2,376,000). In addition, $nil of inventory write down was charged to program expense (2019 – $143,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

10.	Property, plant and equipment:

	December 31,	December 31,
	2020	2019
Property, plant and equipment owned	$36,560	$27,746
Right-of-use assets	12,774	15,090
	$49,334	$42,836

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.	Property, plant and equipment (cont'd):

Property, plant and equipment owned:

	December 31,	December 31,
Net carrying amounts	2020	2019
Computer equipment	$1,846	$1,427
Furniture and fixtures	657	51
Leasehold improvements	1,558	1,260
Production and test equipment	32,499	25,008
	$36,560	$27,746

					Effect of
					movements
	December 31,				in exchange	December 31,
Cost	2019	Additions	Disposals	Transfers	rates	2020
Computer equipment	$5,733	$791	$—	$75	$36	$6,635
Furniture and fixtures	1,098	642	—	15	(1)	1,754
Leasehold improvements	8,559	440	—	170	27	9,196
Production and test equipment	55,681	10,747	(560)	500	24	66,392
	$71,071	$12,620	$(560)	$760	$86	$83,977

					Effect of
					movements in
	December 31,				exchange	December 31,
Accumulated depreciation	2019	Depreciation	Disposals	Transfers	rates	2020
Computer equipment	$4,306	$379	$—	$75	$29	$4,789
Furniture and fixtures	1,047	25	—	15	10	1,097
Leasehold improvements	7,299	302	—	—	37	7,638
Production and test equipment	30,673	3,053	(512)	670	9	33,893
	$43,325	$3,759	$(512)	$760	$85	$47,417

					Effect of
				Reclass to	movements
	December 31,			Right-of-use	in exchange	December 31,
Cost	2018	Additions	Disposals	assets	rates	2019
Building under finance lease	$12,180	$—	$—	$(12,180)	—	$—
Computer equipment	5,584	214	(63)	4	(6)	5,733
Furniture and fixtures	1,103	1	—	(4)	(2)	1,098
Leasehold improvements	7,936	630	—	—	(7)	8,559
Production and test equipment	43,310	13,089	(716)	—	(2)	55,681
	$70,113	$13,934	$(779)	$(12,180)	$(17)	$71,071

					Effect of
				Reclass to	movements
	December 31,			Right-of-use	in exchange	December 31,
Accumulated depreciation	2018	Depreciation	Disposals	assets	rates	2019
Building under finance lease	$7,173	$—	$—	$(7,173)	—	$—
Computer equipment	3,945	422	(63)	4	(2)	4,306
Furniture and fixtures	1,036	16	—	(4)	(1)	1,047
Leasehold improvements	6,917	389	—	—	(7)	7,299
Production and test equipment	29,422	1,969	(716)	—	(2)	30,673
	$48,493	$2,796	$(779)	$(7,173)	$(12)	$43,325

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.	Property, plant and equipment (cont'd):

During the year ended December 31, 2020, the Corporation disposed of property, plant and equipment totaling $48,000 related to the UAV business of its subsidiary, Ballard Unmanned Systems (note 7).

Right-of-use assets:

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment and vehicles (note 18).

Right-of-use assets	December 31,	December 31,
Net carrying amounts	2020	2019
Property	$12,537	$14,921
Equipment	121	67
Vehicle	116	102
	$12,774	$15,090

				Effect of
	December 31,			movements in	December 31,
Cost	2019	Additions	De-recognition	exchange rates	2020
Property	$24,568	$—	$(46)	$143	$24,665
Equipment	84	102	(42)	5	149
Vehicle	142	54	—	12	208
	$24,794	$156	$(88)	$160	$25,022

				Effect of
	December 31,			movements in	December 31,
Accumulated depreciation	2019	Depreciation	De-recognition	exchange rates	2020
Property	$9,647	$2,488	$(46)	$39	$12,128
Equipment	17	25	(15)	1	28
Vehicle	40	46	—	6	92
	$9,704	$2,559	$(61)	$46	$12,248

As part of the sale of the remaining UAV assets of its subsidiary, Ballard Unmanned Systems, the Corporation de-recognized a property lease totaling $46,000 related to vacating of leased space previously occupied by UAV staff. In addition, the Corporation renegotiated an existing equipment lease resulting in the de-recognition of the original equipment lease, with a net book value of $27,000.

			Effect of
			movements in	December 31,
Cost	January 1, 2019	Additions	exchange rates	2019
Property	$23,427	$1,147	$(6)	$24,568
Equipment	76	13	(5)	84
Vehicle	111	31	—	142
	$23,614	$1,191	$(11)	$24,794

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.	Property, plant and equipment (cont'd):

Accumulated depreciation	January 1, 2019	Depreciation	Effect of movements in exchange rates	December 31, 2019
Property	$7,173	$2,474	$—	$9,647
Equipment	—	22	(5)	17
Vehicle	—	40	—	40
	$7,173	$2,536	$(5)	$9,704

11.	Intangible assets:

	December 31, 2020	December 31, 2019
Intellectual property acquired from UTC	$522	$970
Intellectual property acquired from Ballard Unmanned Systems (formerly Protonex)	—	630
Internally generated fuel cell intangible assets	—	168
ERP management reporting software system	3,242	3,912
Intellectual property acquired by Ballard Power Systems Europe	—	7
	$3,764	$5,687

	Cost	Accumulated amortization	Net carrying amount
At January 1, 2019	$60,409	$52,124	$8,285
Amortization expense	—	2,598	(2,598)
At December 31, 2019	60,409	54,722	5,687
Additions to intangible assets	246	—	246
Amortization expense	—	1,657	(1,657)
Disposals	(800)	(288)	(512)
At December 31, 2020	$59,855	$56,091	$3,764

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. In 2020, amortization of $1,657,000 (2019 - $2,598,000) was recorded.

Additions to intangible assets in 2020 comprise a Manufacturing Execution System to enhance the capabilities of the ERP management reporting software system.

During the year ended December 31, 2020, the Corporation disposed of intangible assets of $512,000 (2019 - $nil) related to the UAV business of its subsidiary Ballard Unmanned Systems (note 7).

12.

Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation's cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation's operating segments (note 30).

As of December 31, 2020, the aggregate carrying amount of the Corporation's goodwill is $40,277,000 (2019 - $40,287,000). During the year ended December 31, 2020, the Corporation disposed of goodwill of $10,000 (2019 - $nil) related to the UAV business of its subsidiary Ballard Unmanned Systems' UAV business (note 7).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12.

Goodwill (cont'd):

The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

The Corporation's fair value less costs to sell test is a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2020 based on the average closing share price in the month of December, adding a reasonable estimated control premium to determine the Corporation's enterprise value on a controlling basis after adjusting for excess cash balances, and then deducting the estimated costs to sell to arrive at the fair value of the Fuel Cell Products and Services segment. Based on the fair value less costs to sell test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2020, indicating that no goodwill impairment charge is required for 2020 ($nil- 2019).

13.	Investments:

	December 31, 2020	December 31, 2019
Investment in Synergy Ballard JVCo (note 4)	$—	$—
Investment in Weichai Ballard JV (note 4)	27,561	21,642
Other	5	5
	$27,566	$21,647

For the year ended December 31, 2020, the Corporation recorded $12,557,000 (2019 - $11,059,000) in equity loss of investment in JV and associates, comprising of equity loss in Weichai Ballard JV of $12,495,000 (2019 - $10,580,000) and equity loss in Synergy Ballard JVCo of $62,000 (2019 - $479,000).

Investment in Weichai Ballard JV

Investment in Weichai Ballard JV	December 31, 2020	December 31, 2019
Beginning balance	$21,642	$13,989
Capital contribution to JV	22,515	20,944
Incorporation costs	—	4
Deferral of 49% profit on inventory not yet sold to third party, net	(5,759)	(2,715)
Equity in loss	(12,495)	(10,580)
Cumulative translation adjustment due to foreign exchange	1,658	—
Ending balance	$27,561	$21,642

Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the year ended December 31, 2020, the Corporation made committed capital contributions of $22,515,000 (RMB 155,575,000 equivalent) (2019 - $20,944,000 (RMB 143,325,000 equivalent)) to Weichai Ballard JV.

The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of December 31, 2020, adjusted for foreign exchange differences, the application of the Corporation's accounting policies, and the Corporation's incorporation costs.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

13.	Investments (cont'd):

	December 31, 2020	December 31, 2019
Percentage ownership interest (49%)
Current assets	$102,083	$48,836
Non-current assets	178	15
Current liabilities	(26,701)	(553)
Non-current liabilities	(2,610)	(534)
Net assets (100%)	72,950	47,764
Corporation's share of net assets (49%)	35,746	23,404
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sale to third party	(8,509)	(2,716)
Effects of movements in exchange rates	—	630
Carrying amount of investment in Weichai Ballard JV	$27,561	$21,642

	December 31, 2020	December 31, 2019
Revenue (100%)	$15,765	$6,950
Net loss (100%)	25,499	21,591
Corporation's share of net loss (49%)	$12,495	$10,580

At December 31, 2020, as specified in the Equity Joint Venture Agreement, the Corporation is committed to capital contributions to Weichai Ballard JV as follows:

Less than one year (RMB 79,625,000)	$12,183
One to three years (RMB 62,475,000)	9,559
Total capital contributions	$21,742

Investment in Synergy Ballard JVCo

Investment in Synergy Ballard JVCo	December 31, 2020	December 31, 2019
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	62	479
Equity in loss	(62)	(479)
Ending balance	$—	$—

Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest. During the year ended December 31, 2020, the Corporation made committed capital contributions of $nil (2019 - $nil) to Synergy Ballard JVCo.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.

Bank facilities:

The Corporation has the following bank facilities available to it.

Letter of Guarantee Facility

The Corporation has an operating facility ("LG Facility"), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit or similar credit on the Corporation's behalf from time to time up to a maximum of $2,000,000.

At December 31, 2020, $nil (2019 - $nil) was outstanding on the LG Facility.

Foreign Exchange Facility

The Corporation also has a demand revolving foreign exchange facility ("FX Facility") that allows the Corporation to purchase foreign exchange currency contracts up to a maximum face value of $23,684,000, secured by a guarantee from Export Development Canada.

At December 31, 2020, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $16,750,000 (2019 – CDN $16,800,000) at an average rate of 1.32 CDN per U.S. dollar, resulting in an unrealized gain of CDN $632,000 at December 31, 2020 (2019 – unrealized gain of CDN $306,000). The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position.

15.	Trade and other payables:

	December 31, 2020	December 31, 2019
Trade accounts payable	$9,070	$14,884
Compensation payable	14,417	12,596
Other liabilities	5,306	3,559
Taxes payable	1,084	388
	$29,877	$31,427

16.	Deferred revenue: Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue	December 31, 2020	December 31, 2019
Beginning Balance	$20,156	$16,681
Additions to deferred revenue	43,166	41,197
Revenue recognized during the year	(53,434)	(37,722)
Ending Balance	$9,888	$20,156

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

17.	Provisions and other liabilities:

Balance	Restructuring provision	Warranty provision	Other liabilities	Total
At January 1, 2019	$191	$9,052	$3,862	$13,105
Provisions made during the year	104	3,855	40	3,999
Provisions used/paid during the year	(289)	(1,458)	—	(1,747)
Provisions reversed/expired during the year	(2)	(967)	(2,292)	(3,261)
Effect of movements in exchange rates	4	(2)	78	80
At December 31, 2019	8	10,480	1,688	12,176
Provisions made during the year	66	3,189	40	3,295
Provisions used/paid during the year	(65)	(2,569)	—	(2,634)
Provisions reversed/expired during the year	—	(1,486)	—	(1,486)
Effect of movements in exchange rates	1	11	36	48
At December 31, 2020	$10	$9,625	$1,764	$11,399

At December 31, 2019
Current	$8	$10,480	$—	$10,488
Non-current	—	—	1,688	1,688
	$8	$10,480	$1,688	$12,176

At December 31, 2020
Current	$10	$9,625	$—	$9,635
Non-current	—	—	1,764	1,764
	$10	$9,625	$1,764	$11,399

Restructuring provision

Restructuring charges relate to minor restructurings focused on overhead cost reductions and relate primarily to employee termination benefits. Restructuring charges are recognized in other expense.

Warranty provision

The Corporation recorded warranty provisions of $3,189,000 (2019 - $3,855,000), comprised of $3,098,000 (2019 - $3,855,000) related to new product sales and $91,000 (2019 - $nil) related to upward warranty adjustments. This was offset by warranty expenditures of $2,569,000 (2019 - $1,458,000) and downward warranty adjustments of $1,486,000 (2019 - $967,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. The remaining $11,000 increase (2019 – $2,000 decrease) to the warranty provision related to the effect of movements in exchange rates.

Other liabilities: Decommissioning liabilities

A provision for decommissioning liabilities has been recorded for the Corporation's head office building in Burnaby, British Columbia and is related to estimated site restoration obligations at the end of the lease term. The Corporation has made certain modifications to the leased building to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructure of the leased building to its original state of when the lease was entered into.

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 0.39% per annum (2019 – 1.68%).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

17.	Provisions and other liabilities (cont'd):

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the building as of December 31, 2020. Based on the assessment, no increase in the provision (2019 - $nil) was recorded against decommissioning liabilities, in addition to accretion costs of $40,000 (2019 - $40,000).

The total undiscounted amount of the estimated cash flows required to settle the obligation for the building is $1,952,000 (2019 - $1,914,000) which is expected to be settled at the end of the lease term in 2025.

18.	Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 9.45% per annum and expire between March 2021 and December 2027.

	December 31,	December 31,
	2020	2019
Property	$2,613	$2,382
Equipment	29	24
Vehicle	49	39
Lease Liability, Current	$2,691	$2,445

Property	$15,017	$17,200
Equipment	98	45
Vehicle	67	61
Lease Liability, Non-current	$15,182	$17,306

Lease Liability	$17,873	$19,751

The Corporation is committed to minimum lease payments as follows:

December 31,
Maturity Analysis	2020
Less than one year	$3,825
Between one and five years	13,853
More than five years	4,113
Total undiscounted lease liabilities	$21,791

IFRS 16 Leases had the following impact for the years ended December 31, 2020 and 2019.

	December 31,	December 31,
Amounts recognized in profit or loss	2020	2019
Interest on lease liabilities	$1,244	$1,383
Income from sub-leasing right-of-use assets	1,557	1,556
Expenses relating to short-term leases	120	179

Amounts recognized in the statement of cash flows
Interest paid	$1,244	$1,383
Principal payments of lease liabilities	2,517	2,053
Expenses relating to short-term leases	120	179
Total cash outflow for leases	$3,881	$3,615

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.	Lease liability (cont'd):

Deferred gains were also recorded on closing of the finance lease agreement and are amortized over the lease term. At December 31, 2020, the outstanding deferred gain was $1,734,000 (2019 – $2,150,000).

19.	Employee future benefits:

	December 31,	December 31,
	2020	2019
Net defined benefit pension plan liability	$3,856	$4,308
Net other post-retirement benefit plan liability	85	88
Employee future benefits	$3,941	$4,396

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

The measurement date used to determine pension and other post—retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2020. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2021.

The Corporation expects contributions of approximately $nil to be paid to its defined benefit plans in 2021.

The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in profit or loss is recorded in finance income (loss) and other.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Employee future benefits (cont'd):

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2020	2019	2020	2019	2020	2019
Balance at January 1	$18,272	$16,255	$(13,964)	$(12,040)	$4,308	$4,215
Included in profit or loss
Current service cost	36	37	—	—	36	37
Interest cost (income)	566	661	(440)	(493)	126	168
Benefits payable	—	—	—	—	—	—
	602	698	(440)	(493)	162	205
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	(150)	(236)	—	—	(150)	(236)
Financial assumptions	2,054	2,343	—	—	2,054	2,343
Experience adjustment	110	(131)	—	—	110	(131)
Return on plan assets excluding interest	—	—	(1,733)	(1,593)	(1,733)	(1,593)
income
Plan expenses	(36)	(35)	36	35	—	—
	1,978	1,941	(1,697)	(1,558)	281	383
Other
Contributions paid by the employer	—	—	(895)	(495)	(895)	(495)
Benefits paid	(649)	(622)	649	622	—	—
	(649)	(622)	(246)	127	(895)	(495)
Balance at December 31	$20,203	$18,272	$(16,347)	$(13,964)	$3,856	$4,308

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post—retirement benefit plan	2020	2019	2020	2019	2020	2019
Balance at January 1	$88	$84	$—	$—	$88	$84
Included in profit or loss
Interest cost (income)	2	3	—	—	2	3
	2	3	—	—	2	3
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	(5)	—	—	—	(5)	—
Financial assumptions	6	7	—	—	6	7
Experience adjustment	7	10	—	—	7	10
	8	17	—	—	8	17
Other
Contributions paid by the employer	—	—	(13)	(16)	(13)	(16)
Benefits paid	(13)	(16)	13	16	—	—
	(13)	(16)	—	—	(13)	(16)
Balance at December 31	$85	$88	$—	$—	$85	$88

	December 31,	December 31,
Included in other comprehensive income (loss)	2020	2019
Defined benefit pension plan actuarial loss	$(281)	$(383)
Other post-retirement benefit plan actuarial loss	(8)	(17)
	$(289)	$(400)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Employee future benefits (cont'd):

Pension plan assets comprise:

	2020	2019
Cash and cash equivalents	3%	2%
Equity securities	61%	61%
Debt securities	36%	37%
Total	100%	100%

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

		2020		2019
		Other benefit		Other benefit
	Pension plan	plan	Pension plan	plan
Discount rate	2.40%	1.82%	3.16%	2.84%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

		2020		2019
		Other benefit		Other benefit
	Pension plan	plan	Pension plan	plan
Discount rate	3.16%	1.82%	4.16%	2.84%
Rate of compensation increase	n/a	n/a	n/a	n/a

The assumed health care cost trend rates applicable to the other post-retirement benefit plan at December 31 were as follows:

	2020	2019
Initial medical/dental health care cost trend rate	n/a	n/a
Cost trend rate declines to medical and dental	n/a	n/a
Year that the medical rate reaches the rate it is assumed to remain at	2025	2024
Year that the dental rate reaches the rate it is assumed to remain at	2020	2019

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation's financial statements.

20.	Equity:

	December 31,	December 31,
Share-based compensation	2020	2019
Option Expense	$4,482	$1,839
DSU Expense	314	281
RSU Expense	1,432	1,271
Total Share-based compensation for continuing operations
(per statement of loss)	$6,228	$3,391
Discontinued operations	9	170
Total Share-based compensation (per statement of equity)	$6,237	$3,561

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Equity (cont'd):

(a)	Share capital:

Authorized and issued:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series.

Offerings:

December 31,
2020
Net proceeds from ATM programs	$308,826
Net proceeds from bought deal offering	385,782
Total net proceeds from equity offerings	$694,608

At-the-market programs:

On March 31, 2020, the Corporation completed an at-the-market Equity Distribution Agreement with a syndicate of financial institutions, thereby establishing an at-the-market equity program ("ATM Program"). Under this first ATM Program, the Corporation could issue up to $75,000,000 of common shares. The common shares were issued from treasury to the public, at the Corporation's discretion, and were sold at the prevailing market price at the time of sale. During the year ended December 31, 2020, the Corporation issued 8,197,625 shares at an average price per share of $8.13 for gross proceeds of $66,673,000. With the filing of the Base Shelf Prospectus on June 12, 2020, this ATM Program was terminated.

On September 29, 2020, the Corporation completed a second at-the-market Equity Distribution Agreement with a syndicate of financial institutions, thereby establishing another ATM Program. Under this second ATM Program, the Corporation issued the maximum allowable $250,000,000 of common shares. The common shares were issued from treasury to the public, at the Corporation's discretion, and were sold at the prevailing market price at the time of sale. During the year ended December 31, 2020, the Corporation issued 16,450,623 shares at an average price per share of $15.20 for gross proceeds of $250,000,000.

During the year December 31, 2020, under both ATM programs, the Corporation issued 24,648,248 shares at an average price per share of $12.85 for gross proceeds of $316,673,000 and net proceeds of $308,826,000.

Shares Transacted	24,648,248
Average Share Price	$12.85
Gross ATM proceeds	$316,673
Less: Underwriting expenses	(6,337)
Less: Other financing expenses	(1,510)
Net ATM proceeds	$308,826

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Equity (cont'd):

(a)	Share capital (cont'd):

Bought deal offering:

On November 27, 2020, the Corporation completed a bought deal offering with a syndicate of underwriters of 20,909,300 shares at $19.25 per share, resulting in gross Offering proceeds of $402,504,000.

Shares Transacted	20,909,300
Average Share Price	$19.25
Gross offering proceeds	$402,504
Less: Underwriting expenses	(16,299)
Less: Other financing expenses	(423)
Net offering proceeds	$385,782

The Corporation intends to use the net proceeds of $694,608,000 from the bought deal offering to further strengthen its statement of financial position, thereby providing additional flexibility to fund its growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

On February 23, 2021, the Corporation announced the closing of another bought deal offering of 14,870,000 shares of the Corporation at a price of $37.00 per share for gross proceeds of $550,190,000 (note 32).

(b)	Share options:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2019	5,133,461	$2.45
Options granted	1,317,521	3.19
Options exercised	(2,234,997)	2.12
Options forfeited	(94,336)	2.46
Options expired	(5,500)	1.26
At December 31, 2019	4,116,149	2.92
Options granted	1,834,919	12.36
Options exercised	(1,693,466)	2.77
Options forfeited	(107,963)	6.86
Options expired	—	—
At December 31, 2020	4,149,639	$7.05

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Equity (cont'd):

(b)	Share options (cont'd):

The following table summarizes information about the Corporation's share options outstanding as at December 31, 2020:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted
		remaining	average		Weighted
	Number	contractual life	exercise	Number	average
Range of exercise price	outstanding	(years)	price	exercisable	exercise price
$0.96 - $1.49	160,408	2.1	$1.41	160,408	$1.41
$2.00 - $2.36	389,917	2.4	2.18	389,917	2.18
$2.85 - $3.16	421,224	4.6	2.93	151,503	2.91
$3.20 - $4.70	1,392,171	4.9	3.46	345,237	3.56
$10.64 - $15.79	1,785,919	6.3	12.39	—	—
	4,149,639	5.1	$7.05	1,047,065	$2.62

During 2020, 1,693,466 options were exercised for an equal amount of common shares for proceeds of $4,438,000. During 2019, 2,234,997 options were exercised for an equal amount of common shares for proceeds of $4,624,000.

During 2020, options to purchase 1,834,919 common shares were granted with a weighted average fair value of $5.49 (2019 – 1,317,521 options and $1.40 fair value). The granted options vest annually over three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2020	2019
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	61%	57%
Risk-free interest rate	1%	2%

As at December 31, 2020, options to purchase 4,149,639 common shares were outstanding (2019 - 4,116,149). During 2020, compensation expense of $4,482,000 (2019 – $1,839,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.

(c)	Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2020, there were 17,877,028 (2019 – 13,700,924) shares available to be issued under this plan.

During 2019 and 2020, no shares were issued under this plan and therefore no compensation expense was recorded against profit or loss.

(d)	Deferred share units:

Deferred share units ("DSUs") are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation's share distribution plan.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Equity (cont'd):

(d)	Deferred share units (cont'd):

Balance	DSUs for common shares
At January 1, 2019	747,213
DSUs granted	64,165
DSUs exercised	—
At December 31, 2019	811,378
DSUs granted	23,809
DSUs exercised	(15,156)
At December 31, 2020	820,031

During 2020, $314,000 (2019 – $281,000) of compensation expense was recorded in net loss relating to 23,809 DSUs (2019 - 64,165) granted during the year.

During 2020, 15,156 DSUs (2019 – nil) were exercised, net of applicable taxes, which resulted in the issuance of 7,608 common shares (2019 – nil), resulting in an impact on equity of $64,000 (2019 – $nil).

As at December 31, 2020, 820,031 deferred share units were outstanding (2019 – 811,378).

(e)	Restricted share units:

Restricted share units ("RSUs") are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 20(c)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2020 and 2019.

Balance	RSUs for common shares
At January 1, 2019	1,778,192
RSUs granted	449,625
RSU performance factor adjustment	(192,016)
RSUs exercised	(730,536)
RSUs forfeited	—
At December 31, 2019	1,305,265
RSUs granted	334,758
RSU performance factor adjustment	98,867
RSUs exercised	(593,025)
RSUs forfeited	(15,919)
At December 31, 2020	1,129,946

During 2020, 334,758 RSUs were issued (2019 – 449,625). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2020, compensation expense of $1,432,000 (2019 – $1,271,000) was recorded in net loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Equity (cont'd):

(e)	Restricted share units (cont'd):

During 2020, 593,025 RSUs (2019 – 730,536) were exercised, net of applicable taxes, which resulted in the issuance of 305,229 common shares (2019 – 387,686), resulting in an impact on equity of $3,023,000 (2019 – $1,034,000).

As at December 31, 2020, 1,129,946 RSUs were outstanding (2019 – 1,305,265).

21.	Commitments and contingencies:

In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of the Corporation's intellectual property portfolio for a period of 15 years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2020 and December 31, 2019.

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2020, no royalties have been incurred to date for this agreement.

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2020, no royalties have been incurred to date for this agreement.

As at December 31, 2020, the Corporation has outstanding commitments aggregating up to a maximum of $7,487,000 relating primarily to purchases of property, plant and equipment.

The Corporation is committed to capital contributions to Weichai Ballard JV over a two year period (note 13). The Corporation is also committed to minimum lease payments (note 18).

22.	Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in note 4. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

22.	Disaggregation of revenue (cont'd):

	December 31,	December 31,
	2020	2019
Geographical markets
China	$54,267	$47,132
Europe	36,484	41,856
North America	9,269	13,670
Other	3,857	3,065
	$103,877	$105,723
Market application
Heavy Duty Motive	47,688	35,363
Material Handling	5,310	10,758
Back Up Power	5,602	2,982
Technology Solutions	45,277	56,620
	$103,877	$105,723
Timing of revenue recognition
Products transferred at a point in time	56,655	47,095
Products and services transferred over time	47,222	58,628
	$103,877	$105,723

23.	Personnel expenses:

Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31,	December 31,
	2020	2019
Salaries and employee benefits	$63,392	$53,432
Share-based compensation (note 20)	6,228	3,391
	$69,620	$56,823

24.	Other operating expense:

	December 31,	December 31,
	2020	2019
Net impairment loss on trade receivables	$60	$1,537
Impairment loss allowance	250	250
Total impairment loss on trade receivables	310	1,787

Restructuring costs	66	101
	$376	$1,888

For the year ended December 31, 2020, the Corporation recorded a net impairment loss on trade receivables of $60,000 (2019 - $1,537,000). The impairment loss in 2020 consists of various miscellaneous receivables no longer deemed collectible. The impairment loss in 2019 relates primarily to amounts owed to the Corporation for product sales in previous periods no longer expected to be collected as a customer in Europe has entered into administration under U.K. insolvency laws due to an inability to pay its debts. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

24.	Other operating expense (cont’d):

For the year ended December 31, 2020, the Corporation recorded an impairment loss allowance of $250,000 (2019 - $250,000), based on a probability-weighted estimate of credit losses. Information about the Corporation’s exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 31.

During 2020, restructuring charges of $66,000 (2019 - $101,000) relate primarily to cost reduction initiatives.

25.	Finance income and expense:

	2020	2019
Employee future benefit plan expense (note 19)	$(164)	$(208)
Pension administration expense	(110)	(120)
Investment and other income	1,181	3,411
Foreign exchange gain (loss)	4,875	(420)
Government levies	(1,500)	—
Finance income and other	$4,282	$2,663
Finance expense	$(1,303)	$(1,434)

26.	Gain on sale of assets:

Various miscellaneous disposals occurred during the year ended December 31, 2019, resulting in a net gain on sale of property, plant and equipment of $5,000. The proceeds on disposal of these miscellaneous items of $5,000 and the repayment of $2,132,000 on the note receivable related to the sale of the Power Manager assets (recorded in discontinued operations note 7), result in net proceeds on sale of property, plant, and equipment of $2,137,000.

27.	Income taxes:

(a)	Current tax expense:

The components of income tax benefit (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2020	2019
Current tax expense
Current period income tax	$64	$9
Withholding tax	66	11
Total current tax expense	$130	$20
Deferred tax expense
Origination and reversal of temporary differences	$(24,578)	$(16,287)
Adjustments for prior periods	743	2,715
Change in unrecognized deductible temporary differences	23,835	13,572
Total deferred tax expense	$—	$—

Total income tax expense	$130	$20

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27.	Income taxes (cont’d):

(a)	Current tax expense (cont’d):

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2020	2019
Net loss before income taxes	$(49,339)	$(35,271)
Expected tax recovery at 27.00% (2019 - 27.00%)	$(13,322)	$(9,523)
Increase (reduction) in income taxes resulting from:
Non-deductible expenses (non-taxable income)	(3,001)	(73)
Expiry of losses and ITC	194	—
Investment tax credits earned	(3,182)	(3,126)
Foreign tax rate differences	1,668	1,304
Change in unrecognized deductible temporary differences	17,707	11,427
Other	66	11
Income taxes	$130	$20

(b)	Unrecognized deferred tax liabilities:

At December 31, 2020, the Corporation did not have any deferred tax liabilities resulting from taxable temporary differences related to un-remitted earnings of controlled subsidiaries.

(c)	Unrecognized deferred tax asset:

At December 31, 2020, the Corporation did not recognize any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2020	2019
Scientific research expenditures	$110,548	$97,340
Accrued warranty provision	1,619	6,600
Share issuance costs	19,765	238
Losses from operations carried forward	151,620	115,977
Investment tax credits	39,052	34,341
Property, plant and equipment and intangible assets	205,074	193,336
	$527,678	$447,832

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:

	2020	2019
Canadian scientific research expenditures	$110,548	$97,340
Canadian losses from operations	66,306	34,847
Canadian investment tax credits	39,052	34,341
German losses from operations for corporate tax purposes	457	525
U.S. federal losses from operations	47,872	51,696
Denmark losses from operations	33,441	26,405
Hong Kong losses from operations	36	33

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2031 to 2040.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset (cont’d):

The German, Hong Kong and Denmark losses from operations may be used to offset future taxable income in Germany, Hong Kong and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations incurred prior to January 1, 2018 may be used to offset future U.S. taxable income and expire over the period from 2021 to 2037 and may be carried forward indefinitely for losses incurred after January 1, 2018.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire over the period from 2021 to 2040.

28.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 13).

For the year ended December 31, 2020 and 2019, related party transactions and balances with the Corporation’s 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

Balances with related party - Weichai Ballard JV	2020	2019
Trade and other receivables	$17,465	$10,057
Investments	27,561	21,642
Deferred revenue	4,712	11,857

Transactions during the year with related party - Weichai Ballard JV	2020	2019
Revenues	$44,855	$37,197

For the year ended December 31, 2020 and 2019, related party transactions and balances with the Corporation’s 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

Balances with related party - Synergy Ballard JVCo	2020	2019
Trade and other receivables	$99	$65
Investments	—	—
Deferred revenue	304	46

Transactions during the year with related party - Synergy Ballard JVCo	2020	2019
Revenues	$8,232	$8,666

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 20).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

28.	Related party transactions:

The employment agreements for the executive officers are substantially the same with slight variations by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation (to a maximum of 24 months), or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer's employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.

Key management personnel compensation is comprised of:

		2020	2019
	Salaries and employee benefits	$3,021	$3,098
	Post-employment retirement benefits	62	56
	Share-based compensation (note 20)	1,530	1,651
		$4,613	$4,805

29.	Supplemental disclosure of cash flow information:

	Non-cash financing and investing activities:	2020	2019
	Compensatory shares	$647	$548
	Recognition (write-down) of constrained earn-out receivable on sale of assets (note 7)	—	(2,000)
	Recognition of right-of-use assets (note 4)	—	11,434
	Recognition of additional lease liabilities (note 4)	—	(13,988)

30.	Operating segments:

	The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.

	As a result of the sale of the UAV assets of Ballard Unmanned Systems (note 7) in October 2020, the historic operating results of the UAV market for both 2020 and 2019 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as loss from discontinued operations.

	In 2020, revenues included sales to two individual customers of $44,855,000 and $15,965,000, respectively, which each exceeded 10% of total revenue. In 2019, revenues included sales to two individual customers of $37,932,000, and $26,164,000, respectively, which each exceeded 10% of total revenue.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

30.	Operating segments (cont’d):

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues	2020	2019
China	$54,267	$47,132
Germany	23,032	30,604
U.S.	8,010	13,228
UK	7,876	2,794
Belgium	2,673	5,408
Japan	2,695	2,743
Canada	1,259	441
Denmark	1,171	1,701
France	1,090	287
Taiwan	1,008	216
Norway	436	478
Spain	128	20
Netherlands	38	115
Finland	36	65
Switzerland	—	359
Other countries	158	132
	$103,877	$105,723

Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2020	2019
Canada	$88,128	$82,665
U.S.	4,107	4,836
China	27,577	21,663
Denmark	1,472	1,629
	$121,284	$110,793

31.	Financial instruments:

(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii)	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31.	Financial instruments (cont'd):

(b)

Financial risk management:

The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

Periodically, the Corporation uses foreign exchange currency contracts to manage exposure to currency rate fluctuations. These contracts are recorded at their fair value as either assets or liabilities on the statement of financial position. Any changes in fair value are either (i) recorded in the statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statement of operations if either not designated, or not qualified, under hedge accounting criteria.The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2020, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $74,104,000 and outstanding forward foreign exchange contracts to sell a total of CDN $16,750,000 in 2020 at an average rate of CDN $1.32 to US $1.00.

The following exchange rates applied during the year ended December 31, 2020:

	$U.S. to $1.00 CDN	$CDN to $1.00 U.S.
January 1, 2020 Opening rate	$0.770	$1.299
December 31, 2020 Closing rate	$0.785	$1.274
Fiscal 2020 Average rate	$0.746	$1.341

Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2020, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $7,131,000 recorded against net income.

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation's fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31.	Financial instruments (cont'd):

(b)

Financial risk management (cont'd):

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash and cash equivalents at December 31, 2020, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $1,909,000. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation's receivables from customers.

IFRS 9 Financial Instruments requires impairment losses to be recognized based on "expected losses" that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

Impairment loss on financial assets and contract assets recognized in profit and loss of $310,000 (2019 - $1,787,000) were comprised of realized impairment loss recognized during the year of $60,000 (2019 - $1,537,000) and an impairment loss allowance of $250,000 (2019 - $250,000).

The Corporation's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate. Details of concentration of revenue are included in note 22.

The Corporation limits its exposure to credit risk from trade receivables and contract assets by contracting prepayments (from 50% to 100%) from certain customers.

The Corporation determines probability of default based on the following common credit risk characteristics: geographic region, age of customer relationship, and duration of remaining contract. The Corporation calculates probability of default using a forecasted default rate over the next twelve months for the automotive and manufacturing industries, ranging from 0.8% to 1.2%. The Corporation has assessed the probability of default to the higher end of the default range of 1.2% as a result of the COVID-19 pandemic. The loss given default is assumed to be 100% due to the Corporation's position as an unsecured creditor.

The movement in the allowance for impairment in respect of trade receivables and contract assets during the year was as follows.

Impairment loss allowance	December 31, 2020	December 31, 2019
Beginning balance	$250	$—
Net measurement of loss allowance	250	250
Ending balance	$500	$250

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32.	Subsequent Event:

On February 23, 2021, the Corporation announced the closing of another bought deal offering with a syndicate of underwriters of 14,870,000 common shares of the Corporation at a price of $37.00 per share ("offering price") for gross proceeds of $550,190,000.

The underwriters have the option to purchase up to an additional 2,230,500 common shares at the offering price to cover over-allotments, if any, and for market stabilization purposes, for a period of 30 days after the closing date of the offering ("over-allotment option"). The exercise of the over-allotment option may result in additional gross proceeds of up to $82,528,500.

The Corporation intends to use the net proceeds of the bought deal offering to further strengthen its statement of financial position, thereby providing additional flexibility to funds its growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

CORPORATE INFORMATION

CORPORATE OFFICES

Ballard Power Systems Inc.
Corporate Headquarters
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.454.0900
F: 604.412.4700

INDEPENDENT AUDITORS

KPMG LLP
Vancouver, BC Canada

TRANSFER AGENT

Computershare Trust
Company of Canada
Shareholder Services Department
510 Burrard Street
Vancouver, BC Canada V6C 3B9
T: 1.800.564.6253
F: 1.866.249.7775

STOCK LISTING

Ballard’s common shares are
listed on the Toronto Stock
Exchange and on the NASDAQ
Global Market under the trading
symbol BLDP.

INVESTOR RELATIONS

To obtain additional information, please contact:

Ballard Power Systems
Investor Relations
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.412.3195
E: investors@ballard.com
W: www.ballard.com

EXECUTIVE MANAGEMENT

Randy MacEwen
President & Chief Executive Officer

Paul Dobson
Senior Vice President &
Chief Financial Officer

Robert Campbell
Senior Vice President &
Chief Commercial Officer

Kevin Colbow
Senior Vice President &
Chief Technology Officer

Jan Laishley
Senior Vice President,
Human Resources

Jyoti Sidhu
Senior Vice President, Operations

LEGAL COUNSEL

Canada:
Stikeman Elliott, LLP
Vancouver, BC Canada

United States:
Dorsey & Whitney LLP
Seattle, WA USA

Intellectual Property:
Seed Intellectual Property
Law Group, LLC Seattle,
WA USA

BOARD OF DIRECTORS

Douglas P. Hayhurst
Corporate Director
British Columbia, Canada

Kevin Jiang
Corporate Director
Shandong, China

Duy-Loan Le
Corporate Director
Texas, USA

R. Randall MacEwen
President &
Chief Executive Officer
British Columbia, Canada

Marty Neese
Corporate Director
California, USA

James Roche
Chairman of the Board
Ontario, Canada

Sherman Sun
Corporate Director
Shandong, China

Janet Woodruff
Corporate Director
British Columbia, Canada